Exhibit 99.1

BARRICK GOLD CORPORATION

Brookfield Place

TD Canada Trust Tower

Suite 3700 P.O. Box 212

161 Bay Street

Toronto, Ontario

M5J 2S1

ANNUAL INFORMATION FORM

For the year ended December 31, 2012

Dated as of March 28, 2013

BARRICK GOLD CORPORATION

ANNUAL INFORMATION FORM

TABLE OF CONTENTS

GLOSSARY OF TECHNICAL TERMS	3

REPORTING CURRENCY, FINANCIAL AND RESERVE INFORMATION	9

FORWARD-LOOKING INFORMATION	10

SCIENTIFIC AND TECHNICAL INFORMATION	12

GENERAL INFORMATION	12

Incorporation	12
Subsidiaries	13
Areas of Interest	13
General Development of the Business	13

NARRATIVE DESCRIPTION OF THE BUSINESS	20

Production	20
Gold and Copper Business Units and ABG	21
North America	21
South America	22
Australia Pacific	22
African Barrick Gold	23
Global Copper Business Unit	24
Capital Projects Business Unit	25
Mineral Reserves and Mineral Resources	25
Marketing and Distribution	36
Employees and Labor Relations	37
Competition	37
Corporate Social Responsibility	38

MATERIAL PROPERTIES	38

Goldstrike Property	38
Cortez Property	45
Pueblo Viejo Mine	50
Lagunas Norte Mine	57
Veladero Mine	62
Zaldívar Mine	67
Lumwana Property	73
Pascua-Lama Project	78

EXPLORATION AND EVALUATIONS	85

ENVIRONMENT AND CLOSURE	89

ENTERPRISE RISK-MANAGEMENT	92

Financial Risk-Management	92

LEGAL MATTERS	95

Government Controls and Regulations	95
Legal Proceedings	99

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RISK FACTORS	103

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	117

CONSOLIDATED FINANCIAL STATEMENTS	117

CAPITAL STRUCTURE	117

RATINGS	120

MARKET FOR SECURITIES	121

MATERIAL CONTRACTS	122

TRANSFER AGENTS AND REGISTRARS	123

DIVIDEND POLICY	123

DIRECTORS AND OFFICERS OF THE COMPANY	124

AUDIT COMMITTEE	131

Audit Committee Mandate	131
Purpose	131
Committee Responsibilities	131
Responsibilities of the Committee Chair	133
Powers	134
Composition	134
Meetings	135
Composition of the Audit Committee	135
Participation on Other Audit Committees	135
Audit Committee Pre-Approval Policies and Procedures	135
External Auditor Service Fees	136

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES	136

NON-GAAP FINANCIAL MEASURES	137

INTERESTS OF EXPERTS	146

ADDITIONAL INFORMATION	147

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GLOSSARY OF TECHNICAL TERMS

Assay

A chemical analysis to determine the amount or proportion of the element of interest contained within a sample, typically base metals or precious metals.

Autoclave system

Oxidation process in which high temperatures and pressures are applied within a pressurized closed vessel to convert refractory sulphide mineralization into amenable oxide ore.

Autogenous mill

A horizontal lined steel cylinder that rotates resulting in the grinding of ore to a finer size through abrasion and attrition using larger competent pieces of the same ore instead of conventional steel balls or rods.

Ball mill

A horizontal lined steel cylinder which rotates resulting in the grinding of ore to a finer size through abrasion and attrition using manufactured steel balls.

By-product

A payable secondary metal or mineral product that is recovered along with the primary metal or mineral product during the concentration process.

Barrels of oil equivalent (boe)

Barrels of oil equivalent, determined using a ratio of six (6) thousand cubic feet of natural gas to one (1) barrel of condensate or crude oil, unless otherwise indicated.

Carbonaceous

Naturally occurring carbon present in the ore from the decay of organic material which can result in an inadvertent loss of precious metals during the cyanidation process.

Carbon-in-leach (CIL)

A recovery process in which precious metals are dissolved from finely ground ore during cyanidation and simultaneously adsorbed on relatively coarse activated carbon (burnt coconut shell) granules. The loaded carbon particles are separated from the slurry and recycled in the process following precious metal removal and reactivation through chemical and thermal means.

Carbon-in-column (CIC)

A method of recovering gold and silver from solution following cyanidation in the process by adsorption of the precious metals onto prepared carbon (burnt coconut shell).

Concentrate

A product from a mineral processing facility such as gravity separation or flotation in which the valuable constituents have been upgraded and unwanted gangue materials rejected as waste.

Contained ounces

A measure of in-situ or contained metal based on an estimate of tonnage and grade.

Counter current decantation (CCD)

A circuit involving multiple thickeners and a wash solution introduced countercurrent to the flow of slurry to rinse and recover soluble metal values or contaminants from finely ground ore.

Crushing

A unit operation that reduces the size of material delivered as Run of Mine Ore for further processing.

Cut-and-fill

A method of stoping in which ore is removed in slices, or lifts, and then the excavation is filled with rock or other waste material (backfill), before the subsequent slice is extracted.

Cut-off grade

A calculated minimum metal grade at which material can be mined and processed at break even cost.

Development

Work carried out for the purpose of preparing a mineral deposit for production. In an underground mine, this includes shaft sinking, crosscutting, drifting and raising. In an open pit mine, development includes the removal of overburden and/or waste rock.

Dilution

Sub-economic material that is included with mined ore due to limitations in selectivity.

Doré

Composite gold and silver bullion usually consisting of approximately 90% precious metals that will be further refined to separate pure metals.

Drift

A horizontal tunnel generally driven within or alongside an orebody and aligned parallel to the long dimension of the ore.

Drift-and-fill

A method of underground mining used for flat-lying mineralization or where ground conditions are less competent.

Drilling

Core: a drilling method that uses a rotating barrel and an annular-shaped, diamond-impregnated rock-cutting bit to produce cylindrical rock cores and lift such cores to the surface, where they may be collected, examined and assayed.

Reverse circulation: a drilling method that uses a rotating cutting bit within a double-walled drill pipe and produces rock chips rather than core. Air or water is circulated down to the bit between the inner and outer wall of the drill pipe. The chips are forced to the surface through the centre of the drill pipe and are collected, examined and assayed.

Conventional rotary: a drilling method that produces rock chips similar to reverse circulation except that the sample is collected using a single-walled drill pipe. Air or water circulates down through the center of the drill pipe and returns chips to the surface around the outside of the pipe.

In-fill: The collection of additional samples between existing samples, used to provide greater geological detail and to provide more closely-spaced assay data.

Exploration

Prospecting, sampling, mapping, diamond-drilling and other work involved in locating the presence of economic deposits and establishing their nature, shape and grade.

Flotation

A process which concentrates minerals by taking advantage of specific surface properties and applying chemicals such as collectors, depressants, modifiers and frothers in the presence of water and finely dispersed air bubbles.

Grade

The concentration of an element of interest expressed as relative mass units (percentage, parts per million, ounces per ton, grams per tonne etc).

Grinding (Milling)

Involves the size reduction of material fed to a process plant though abrasion or attrition to liberate valuable minerals for further metallurgical processing.

Heap leaching

A process whereby precious or base metals are extracted from stacked material placed on top of impermeable plastic liner and after applying leach solutions which dissolve and transport values for recovery in the process plant.

Hydrocyclone

A stationary classifying device that utilizes centrifugal force to separate or sort particles in liquid suspension.

Lode

A mineral deposit, consisting of a zone of veins, veinlets or disseminations, in consolidated rock as opposed to a placer deposit.

Long-hole open stoping

A method of underground mining involving the drilling of holes up to 30 meters or longer into an ore bearing zone and then blasting a slice of rock which falls into an open space. The broken rock is extracted and the resulting open chamber may or may not be filled with supporting material.

Merrill-Crowe process

A process involving the forced precipitation of gold or silver from a cyanide solution onto zinc dust introduced into the system. Recovered zinc precipitate is then subjected to additional treatment to recover precious metals into doré bullion.

Metric conversion

Troy ounces	×	31.10348	=	Grams
Troy ounces per short ton	×	34.28600	=	Grams per tonne
Pounds	×	0.00045	=	Tonnes
Tons	×	0.90718	=	Tonnes
Feet	×	0.30480	=	Meters
Miles	×	1.60930	=	Kilometers
Acres	×	0.40468	=	Hectares
Fahrenheit	(°F-32) × 5 ÷ 9		=	Celsius

Mill

A facility where ore is finely ground and thereafter undergoes physical or chemical treatment to extract the valuable metals.

Mineral reserve

The economically mineable portion of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are sub-divided in order of increasing confidence into probable mineral reserves and proven mineral reserves.

Probable mineral reserve: the economically mineable portion of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven mineral reserve: the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Mineral resource

A concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are sub-divided, in order of increasing geological confidence, into inferred, indicated and measured categories.

Inferred mineral resource: that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Indicated mineral resource: that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Measured mineral resource: that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mining claim

A footprint of land that a party has staked or marked out in accordance with applicable mining laws to acquire the right to explore for and, in most instances, exploit the minerals under the surface.

Net profits interest royalty

A royalty based on the profit remaining after recapture of certain operating, capital and other costs.

Net smelter return royalty

A royalty based on a percentage of valuable minerals produced with settlement made either in kind or in currency based on the sale proceeds received less all of the offsite smelting, refining and transportation costs associated with the purification of the economic metals.

Open pit mine

A mine where materials are removed in an excavation from surface.

Ore

Material containing metallic or non-metallic minerals which can be mined and processed at a profit.

Orebody

A sufficiently large amount of ore that is contiguous and can be mined economically.

Oxide ore

Mineralized rock in which some of the host rock or original mineralization has been oxidized.

Qualified Person

See “Scientific and Technical Information.”

Reclamation

The process by which lands disturbed as a result of mining activity are modified to support beneficial land use. Reclamation activity may include the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings storage facilities, leach pads and other mine features, and contouring, covering and re-vegetation of waste rock and other disturbed areas.

Reclamation and closure costs

The cost of reclamation plus other costs, including without limitation certain personnel costs, insurance, property holding costs such as taxes, rental and claim fees, and community programs associated with closing an operating mine.

Recovery rate

A term used in process metallurgy to indicate the proportion of valuable material physically recovered in the processing of ore. It is generally stated as a percentage of the material recovered compared to the total material originally present.

Refining

The final stage of metal production in which impurities are removed from a molten metal.

Refractory material

Mineralized material from which metal is not amenable to recovery by conventional cyanide methods without any pre-treatment. The refractory nature can be due to either silica or sulphide encapsulation of the metal or the presence of naturally occurring carbon or other constituents that reduce gold recovery.

Roasting

The treatment of sulphide ore by heat and air, or oxygen enriched air, in order to oxidize sulphides and remove other elements (carbon, antimony or arsenic).

Shaft

A vertical passageway to an underground mine for ventilation, moving personnel, equipment, supplies and material including ore and waste rock.

Tailings

The material that remains after processing and removal of values.

Tailings storage facility

An area constructed for long term storage of material that remains after processing.

Tons

Short tons (2,000 pounds).

Tonnes

Metric tonnes (2,204 pounds).

Underhand cut and fill

A cut-and-fill method of underground mining that works downward, with cemented fill placed above the working area; best suited where ground conditions are less competent.

REPORTING CURRENCY, FINANCIAL AND RESERVE INFORMATION

All currency amounts in this Annual Information Form are expressed in United States dollars, unless otherwise indicated. References to “C$” are to Canadian dollars. References to “A$” are to Australian dollars. References to “CLP” are to Chilean pesos. For Canadian dollars to U.S. dollars, the average exchange rate for 2012 and the exchange rate at December 31, 2012 were one Canadian dollar per 1.00 and 1.01 U.S. dollars, respectively. For Australian dollars to U.S. dollars, the average exchange rate for 2012 and the exchange rate at December 31, 2012 were one Australian dollar per 1.04 and 1.04 U.S. dollars, respectively. For Chilean pesos to U.S. dollars, the average exchange rate for 2012 and the exchange rate at December 31, 2012 were one U.S. dollar per 486 and 479 Chilean pesos, respectively.

For the year ended December 31, 2012 and for the comparative prior periods identified in this Annual Information Form, Barrick Gold Corporation (“Barrick” or the “Company”) prepared its financial statements in accordance with International Financial Reporting Standards (“IFRS”). The audited consolidated financial statements of the Company for the year ended December 31, 2012 (the “Consolidated Financial Statements”) are available electronically from the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and from the U.S. Securities and Exchange Commission’s (the “SEC”) Electronic Document Gathering and Retrieval System (“EDGAR”) at www.sec.gov.

Mineral reserves (“reserves”) and mineral resources (“resources”) have been calculated as at December 31, 2012 in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“National Instrument 43-101”), as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities and Exchange Act of 1934), as interpreted by the Staff of the SEC, applies different standards in order to classify mineralization as a reserve (See Note 7 of “ – Notes to the Mineral Reserves, Resources and Reconciliation Tables” in “Narrative Description of the Business – Mineral Reserves and Mineral Resources”). Accordingly, for U.S. reporting purposes, approximately 1.98 million ounces of reserves at Pueblo Viejo (Barrick’s 60% interest) is classified as mineralized material. In addition, while the terms “measured”, “indicated” and “inferred” mineral resources are required pursuant to National Instrument 43-101, the SEC does not recognize such terms. Canadian standards differ significantly from the requirements of the SEC, and mineral resource information contained herein is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the SEC. Readers should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. In addition, readers are cautioned not to assume that all or any part of Barrick’s mineral resources constitute or will be converted into reserves.

Changes in Definitions of Non-GAAP Measures

Barrick uses certain non-GAAP financial measures in its financial reports. For year-end 2012, the Company replaced “total cash costs per pound” with “C1 cash costs per pound” as a non-GAAP financial measure for Barrick’s global copper business unit. As part of this change, the Company also introduced “C3 fully allocated costs per pound” as a non-GAAP financial measure in 2012. Also in 2012, the Company changed how it defines “adjusted operating cash flow,” introduced “adjusted EBITDA” as a non-GAAP financial measure and adjusted EBITDA to remove the effect of impairment charges. Beginning in 2013, Barrick is adopting “all-in sustaining cash costs per ounce” as a non-GAAP measure that better represents the total costs associated with producing gold. The definition of “all-in sustaining cash costs per ounce” starts with total cash costs and adds sustaining capital expenditures, general and administrative costs, mine site exploration and evaluation costs, and environmental rehabilitation costs. For a description and reconciliation of each of these measures, please see pages 80 to 85 of Barrick’s Management’s Discussion and Analysis of Financial and Operating Results for the year ended December 31, 2012 contained in Barrick’s 2012 Annual Report (the “MD&A”). See also “Non-GAAP Financial Measures” for a detailed discussion of each of the non-GAAP measures used in this Annual Information Form.

FORWARD-LOOKING INFORMATION

Certain information contained in this Annual Information Form, including any information as to Barrick’s strategy, plans or future financial or operating performance, constitutes “forward-looking statements.” All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to:

•	fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel and electricity);

•

changes in national and local government legislation, taxation, controls, regulations, expropriation or nationalization of property and political or economic developments in Canada, the United States, Dominican Republic, Australia, Papua New Guinea, Chile, Peru, Argentina, Tanzania, Zambia, Saudi Arabia, United Kingdom, Pakistan or Barbados or other countries in which we do or may carry on business in the future;

•	diminishing quantities or grades of reserves;

•	increased costs, delays and technical challenges associated with the construction of capital projects;

•	the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows;

•	adverse changes in our credit rating;

•	the impact of inflation;

•

fluctuations in the currency markets (such as Canadian and Australian dollars, Chilean and Argentinean pesos, British pound, Peruvian sol, Zambian kwacha, South African rand, Tanzanian schilling and Papua New Guinean kina versus the U.S. dollar);

•	operating or technical difficulties in connection with mining or development activities;

•	the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits;

•	contests over title to properties, particularly title to undeveloped properties;

•	risk of loss due to acts of war, terrorism, sabotage and civil disturbances;

•

changes in U.S. dollar interest rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under interest rate swaps and variable rate debt obligations;

•	risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk);

•	litigation;

•	business opportunities that may be presented to, or pursued by, us;

•	our ability to successfully integrate acquisitions or complete divestitures;

•	employee relations;

•	availability and costs associated with mining inputs and labor; and

•	the organization of Barrick’s previously held African gold operations and properties under a separate listed company.

In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion or copper cathode losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this Annual Information Form are qualified by these cautionary statements. Specific reference is made to “Narrative Description of the Business – Mineral Reserves and Mineral Resources” and “Risk Factors” and to the MD&A (which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov as an exhibit to Barrick’s Form 40-F) for a discussion of some of the factors underlying forward-looking statements.

The Company may, from time to time, make oral forward-looking statements. The Company advises that the above paragraph and the risk factors described in this Annual Information Form and in the Company’s other documents filed with the Canadian securities commissions and the SEC should be read for a description of certain factors that could cause the actual results of the Company to materially differ from those in the oral forward-looking statements. The Company disclaims any intention or obligation to update or revise any oral or written forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

SCIENTIFIC AND TECHNICAL INFORMATION

Unless otherwise indicated, scientific or technical information in this Annual Information Form relating to mineral reserves or mineral resources is based on information prepared by employees of Barrick, its joint venture partners or its joint venture operating companies, as applicable, in each case under the supervision of, or has been reviewed by, Rick Sims, Senior Director, Resources and Reserves of Barrick, David Londono, Director, Open Pit Life-of-Mine Business Planning of Barrick or Steven Haggarty, Senior Director, Metallurgy of Barrick.

Scientific or technical information in this Annual Information Form relating to the geology of particular properties and exploration programs is based on information prepared by employees of Barrick, its joint venture partners or its joint venture operating companies, as applicable, in each case under the supervision of Robert Krcmarov, Senior Vice President, Global Exploration of Barrick.

Each of Messrs. Sims, Londono, Haggarty and Krcmarov is a “Qualified Person” as defined in National Instrument 43-101. A “Qualified Person” means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these, has experience relevant to the subject matter of the mineral project, and is a member in good standing of a professional association.

Each of Messrs. Sims, Londono, Haggarty and Krcmarov is an officer or employee of Barrick and/or an officer, director or employee of one or more of its associates or affiliates. No such person received or will receive a direct or indirect interest in any property of Barrick or any of its associates or affiliates. As of the date hereof, each such person owns beneficially, directly or indirectly, less than 1% of any outstanding class of securities of Barrick and less than 1% of the outstanding securities of any class of Barrick’s associates or affiliates.

GENERAL INFORMATION

Incorporation

Barrick is a corporation governed by the Business Corporations Act (Ontario) resulting from the amalgamation, effective July 14, 1984, of Camflo Mines Limited, Bob-Clare Investments Limited and the former Barrick Resources Corporation. By articles of amendment effective December 9, 1985, the Company changed its name to American Barrick Resources Corporation. Effective January 1, 1995, as a result of an amalgamation with a wholly-owned subsidiary, the Company changed its name from American Barrick Resources Corporation to Barrick Gold Corporation. On December 7, 2001, in connection with its acquisition of Homestake Mining Company (“Homestake”), the Company amended its articles to create a special voting share, which has special voting rights designed to permit holders of Barrick Gold Inc. (formerly Homestake Canada Inc.) (“BGI”) exchangeable shares to vote as a single class with the holders of Barrick common shares. In March 2009, in connection with Barrick’s redemption of all of the outstanding BGI exchangeable shares, the single outstanding special voting share was redeemed and cancelled. In connection with its acquisition of Placer Dome Inc. (“Placer Dome”), Barrick amalgamated with Placer Dome pursuant to articles of amalgamation dated May 9, 2006 (see “ – General Development of the Business”). In connection with the acquisition of Arizona Star Resource Corp. (“Arizona Star”), Barrick amalgamated with Arizona Star pursuant to articles of amalgamation dated January 1, 2009. Barrick’s head and registered office is located at Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario, M5J 2S1.

Subsidiaries

A significant portion of Barrick’s business is carried on through its subsidiaries. A chart showing Barrick’s mines, projects, related operating subsidiaries, other significant subsidiaries and certain associated subsidiaries as at March 20, 2013 and their respective locations or jurisdictions of incorporation, as applicable, is set out at the end of this “General Information” section. All subsidiaries, mines and projects referred to in the chart are 100% owned, unless otherwise noted.

Areas of Interest

A map showing Barrick’s mining operations and projects as at March 20, 2013, including those mines held through Barrick’s equity interest in African Barrick Gold plc, is set out at the end of this “General Information” section.

General Development of the Business

Barrick entered the gold mining business in 1983 and is now the leading gold mining company in the world in terms of production, reserves and market capitalization. The Company has operating mines or projects in Canada, the United States, the Dominican Republic, Peru, Chile, Argentina, Tanzania, Zambia, Australia, Papua New Guinea, Saudi Arabia and Pakistan. The Company’s principal products and sources of earnings are gold and copper.

During its first ten years, Barrick focused on acquiring and developing properties in North America, notably the Company’s Goldstrike property on the Carlin Trend in Nevada. Since 1994, Barrick has strategically expanded beyond its North American base and now operates on five continents.

In early 2010, Barrick’s Board of Directors approved a plan to create African Barrick Gold plc (“ABG”), a new company, to hold Barrick’s African gold mines, gold projects and gold exploration properties. On March 24, 2010, ABG issued approximately 25% of its equity to investors on the London Stock Exchange (“LSE”) through an initial public offering. In April 2010, the over-allotment option was partially exercised, resulting in a 1.1% dilution of Barrick’s interest in ABG to 73.9%. Also in April 2010, Barrick and Goldcorp finalized terms for $1.035 billion (100% basis) in non-recourse project financing for the Pueblo Viejo mine. In March 2010, Barrick completed the acquisition of an additional 25% interest in the Cerro Casale project from Kinross Gold Corporation (“Kinross”). In 2010, Barrick Energy Inc. (“Barrick Energy”) completed three acquisitions with a total aggregate consideration of approximately $264 million.

In April 2011, Barrick announced that it had signed an agreement with Equinox Minerals Limited (“Equinox”) pursuant to which Barrick agreed to make an offer to acquire all of the issued and outstanding common shares of Equinox for an all-cash offer of C$8.15 per share. On June 1, 2011, Barrick had acquired 83% of the shares, thus obtaining control. The Company began consolidating operating results, including cash flows, from this date onwards as part of the Company’s global copper business unit. On July 19, 2011, Barrick acquired 100% of the issued and outstanding common shares for total cash consideration of $7.482 billion. Equinox’s primary asset was the Lumwana copper mine, a large long-life property in the highly prospective Zambian

Copperbelt. Equinox’s other significant asset was the Jabal Sayid copper project in Saudi Arabia. This acquisition was funded through the Company’s existing cash balances and $6.5 billion in new debt issued during 2011. Also in 2011, Barrick Energy completed three acquisitions, acquiring additional producing assets, proven and probable reserves, as well as facilities, with a total aggregate consideration of approximately $278 million.

In 2012, Barrick announced a new corporate strategy that is focused on maximizing risk-adjusted rates of return and free cash flow through a disciplined approach to capital allocation. The Company will only invest capital if it generates acceptable rates of return suitable to the size of the capital investment. As part of this strategy, all capital allocation options, including returns to shareholders, organic investment, acquisitions, and other expenditures, will be ranked and prioritized to meet certain key objectives including generating returns to shareholders, aggressively managing costs, optimizing Barrick’s asset portfolio around the world including by divesting those assets that do not meet specific criteria and investing in assets that do meet these criteria, and reducing geopolitical risk. Barrick has no plans to build any new mines at this time. The Company intends to advance its projects in Nevada, however, particularly at Goldrush on its 100%-owned Cortez property in Nevada. See “Exploration and Evaluations – Goldrush and Cortez District.” The Company also has a number of orebodies around the world which hold sizeable economic potential, but which currently do not meet Barrick’s investment criteria. In the interim, the Company will spend the minimum amount of capital required to maintain the economic potential of these assets.

In accordance with the disciplined capital allocation framework, during the third quarter of 2012 Barrick confirmed that it entered into discussions with China National Gold Group related to the potential sale of its 73.9% equity holding in ABG. In January 2013, Barrick announced that those discussions had been terminated.

In January 2013, Barrick confirmed that it has commenced a process to potentially divest Barrick Energy as part of Barrick’s ongoing global portfolio optimization plan.

Through a combination of acquisitions and its exploration program, Barrick has several projects at varying stages of development. The successful development of Barrick’s projects is expected to have a significant impact on Barrick’s future operations. Barrick’s Pueblo Viejo mine achieved commercial production in January 2013, with full production expected in the second half of 2013. In addition, Barrick expects to have two new mines entering production in 2014 – Pascua-Lama and Jabal Sayid. For 2013, subject to permitting and other matters, the timing of which are not in Barrick’s control, Barrick expects to spend approximately $2.40 to $2.60 billion (2012: $2.35 billion) of its total capital expenditures on capital projects, primarily related to construction activities at Pascua-Lama, partly offset by lower project capital expenditures at Pueblo Viejo following the commencement of commercial production in early 2013. For additional information regarding Barrick’s projects, see “Narrative Description of the Business – Capital Projects Business,” “Exploration and Evaluations” and “Material Properties – Pascua-Lama Project.” For additional information about the Pueblo Viejo mine, see “Material Properties – Pueblo Viejo Mine.”

Barrick’s exploration activity is focused on prospective land positions and Barrick prioritizes exploration targets to optimize the investment in exploration programs. Barrick’s exploration program continues to focus both on areas around its existing mines and early stage exploration activities. In 2012, the Company announced that it had doubled the year-end 2011 resource reported for Goldrush. For additional information regarding Barrick’s exploration programs and new discoveries, see “Exploration and Evaluations.”

Total revenues in 2012 were $14.5 billion, an increase of $311 million, or 2%, compared to 2011, primarily due to higher realized gold prices and higher copper sales volumes. In 2012, gold and copper revenues totaled $12.6 billion and $1.7 billion, respectively, both up 3% compared to the prior year, primarily due to higher realized gold prices and higher copper sales volumes, partially offset by lower gold sales volumes and lower realized copper prices. Realized gold prices of $1,669 per ounce in 2012 were 6% higher than in 2011, principally due to higher market gold prices (see “Non-GAAP Financial Measures – Realized Prices”). In 2012, Barrick reported a net loss of $0.67 billion, including a $4.4 billion after-tax impairment charge primarily related to the Company’s global copper business unit, compared to net earnings of $4.48 billion in 2011. Adjusted net earnings were $3.83 billion compared to adjusted net earnings of $4.67 billion in 2011 (for an explanation of adjusted net earnings, see “Non-GAAP Financial Measures – Adjusted Net Earnings (Adjusted Net Earnings per Share) and Adjusted Return on Equity”). The significant adjusting items (net of tax effects) in 2012 include: impairment charges of $4.4 billion, which includes $3.8 billion in after-tax impairment charges attributable to Barrick’s copper business, primarily due to asset impairment charges at Lumwana (see “Exploration and Evaluation – Expansion of Existing Operations” for more information about these charges); asset impairment charges on various properties in Barrick’s oil and gas business unit ($155 million); asset impairment charges on an exploration property in Papua New Guinea ($141 million); write-down of our investment in Reko Diq ($120 million) (see “Legal Matters – Government Controls and Regulations” for more information about this write-down); and a write-down of Barrick’s investment in Highland Gold ($84 million), partially offset by $83 million in tax adjustments not related to current period earnings and $37 million in unrealized gains on non-hedge derivative instruments.

In 2012, Barrick’s gold production was 7.42 million ounces, 3% lower than 2011 gold production, with all-in sustaining cash costs of $945 per ounce and total cash costs of $584 per ounce and cost of sales of $6.2 billion. Barrick’s copper production in 2012 was 468 million pounds of copper, 4% higher than 2011 copper production, with C1 cash costs of $2.17 per pound, C3 fully allocated costs of $2.97 per pound and cost of sales of $1.28 billion. In 2011, Barrick produced 7.68 million ounces of gold, with all-in sustaining cash costs of $752 per ounce and total cash costs $460 per ounce, and 451 million pounds of copper, with C1 cash costs of $1.71 per pound and C3 fully allocated costs of $2.30 per pound. For an explanation of all-in sustaining cash costs per ounce, total cash costs per ounce, C1 cash costs and C3 fully allocated costs per pound, refer to “Non-GAAP Financial Measures – Total Cash Costs Per Ounce, C1 Cash Costs Per Pound, C3 Fully Allocated Costs Per Pound and All-in Sustaining Cash Costs Per Ounce.”

The following table summarizes Barrick’s interest in its producing mines and its share of gold production from these mines:

Gold Mines	Ownership(1)	2012(2)	2011
		(thousands of ounces)	(thousands of ounces)

North America

Goldstrike Property, Nevada	100%	1,174	1,088

Round Mountain Mine, Nevada (3)	50%	185	178

Hemlo Property, Ontario	100%	206	227

Marigold Mine, Nevada (3)	33%	48	51

Bald Mountain Mine, Nevada	100%	161	93

Cortez Mine, Nevada	100%	1,370	1,421

Turquoise Ridge Mine, Nevada (3)	75%	144	135

Golden Sunlight Mine, Montana	100%	98	62

Ruby Hill Mine, Nevada	100%	41	127

Pueblo Viejo Mine, Dominican Republic (3)	60%	67

		3,493	3,382

South America

Veladero Mine, Argentina	100%	766	957

Pierina Mine, Peru	100%	110	152

Lagunas Norte Mine, Peru	100%	754	763

		1,631	1,872

Australia Pacific

Plutonic Mine, Western Australia	100%	112	115

Yilgarn South, Western Australia (4)	100%	452	372

Kalgoorlie Mine, Western Australia (3)	50%	327	397

Kanowna Mine, Western Australia	100%	228	226

Cowal Mine, Central New South Wales, Australia	100%	268	269

Porgera Mine, Papua New Guinea (3)	95%	436	500

		1,822	1,879

Africa (3)

Bulyanhulu Mine, Tanzania	73.90%	175	194

Tulawaka Mine, Tanzania	51.73%	23	44

North Mara Mine, Tanzania	73.90%	143	126

Buzwagi Mine, Tanzania	73.90%	123	145

		463	509

Other (5)		12	34

Company Total		7,421	7,676

(1)	Barrick’s interest is subject to royalty obligations at certain mines.
(2)	Sum of gold mine production amounts may not equal total production amounts due to rounding.
(3)	Barrick’s proportional share.
(4)	The Darlot, Lawlers and Granny Smith mines have been consolidated under Yilgarn South for reporting purposes.
(5)	Includes Barrick’s equity share of production at Highland Gold up to April 26, 2012, the effective date of the sale of Highland Gold.

The following table summarizes Barrick’s interest in its principal producing copper mines and its share of copper production from these mines:

Copper Mines	Ownership	2012	2011
		(millions of pounds)	(millions of pounds)
Zaldívar Mine, Chile	100%	289	292

Lumwana Mine, Zambia (1)	100%	179	159

Company Total		468	451

(1)

Barrick acquired the Lumwana Mine through its acquisition of Equinox Minerals Limited in June 2011. The contribution of the Lumwana Mine has been consolidated into Barrick’s results from June 1, 2011 onwards.

See “Narrative Description of the Business” in this Annual Information Form, Note 5 “Segment Information” to the Consolidated Financial Statements and the MD&A for further information on the Company’s operating and geographic segments. See “Narrative Description of the Business – Mineral Reserves and Mineral Resources” for information on the Company’s mineral reserves and resources.

Significant Subsidiaries, Operating Mines and Projects

Barrick Gold Corporation (Ontario)
Inversiones Arizona Star Chile Limitada (Chile)
Arizona Star Resource (Bermuda) Ltd. (Bermuda)
BGC Holdings Ltd. (Cayman Islands)
57%
42.3%
75%
43.8%
Compania Minera Casale (Chile)
AC 40689 Ltd. (Cayman Islands)
Cerro Casale Project (Chile)
Barrick Holdings International Ltd. (Cayman Islands)
Barrick International (Barbados) Corp. (Barbados)
Placer B-C Limited (Grand Cayman)
Zaldivar Chile Inc. (Grand Cayman)
Compania Minera Zaldivar Limitada (Chile)
Zaldivar Mine (Chile)
80%
Dominicana Holdings Inc. (Barbados)
Pueblo Viejo Dominicana Corporation (Barbados)
Pueblo Viejo Project (Dominican Republic)
43.80%
African Barrick Gold Plc (United Kingdom)
21.00%
PDG Sens (Cayman) Limited (Cayman Islands)
BUK HoldCo Limited (United Kingdom)
KMCL Holdings Ltd. (Cayman Islands)
Bulyanhulu Gold Mine Limited (Tanzania)
Bulyanhulu Mine (Tanzania)
East African Gold Mines Limited (Australian Capital Territory)
North Mara Gold Mine Limited (Tanzania)
North Mara Mine (Tanzania)
PDG Aurora LLC (Cayman Islands)
PDG Finance (Cayman) LLC (Cayman Islands)
90%
10%
PDG Finance SRL (Barbados)
PDG Bank Limited (Barbados)
9.11%
ABX Financeco Inc. (Delaware)
Barrick Holding Co. (California)
98%
Equinox Minerals Limited (Ontario)
Equinox Resources Limited (New South Wales)
Equinox Middle East Pty Ltd (Queensland)
Vertex Group Holdings WLL (Bahrain)
Bariq Mining Limited (Saudi Arabia)
Jabal Sayid Project (Saudi Arabia)
Equinox Overseas Pty Ltd (Western Australia)
Equinox Africa Limited (Western Australia)
Lumwana Mining Company Limited (Zambia)
Lumwana Mine (Zambia)
50%
Atacama Copper Pty Limited (New South Wales)
Tethyan Copper Company Pty Ltd (Western Australia)
Tethyan Copper Company Pakistan (Private) Limited (Pakistan)
75%
Reko Diq Project (Pakistan)
Barrick North America Holding Corporation (Nevada)
Barrick Turquoise Ridge Inc. (Delaware)
75%
Turquoise Ridge Mine (United States)
Barrick Gold U.S. Inc. (California)
Bald Mountain Mine (United States)
Barrick Cortez Inc. (Delaware)
60%
Cortez Mine (United States)
Golden Sunlight Mines Inc. (California)
Golden Sunlight Mine (United States)
50%
Donlin Gold LLC (Delaware)
Donlin Gold Project (United States)
Barrick (Niugini) Limited (Papua New Guinea)
95%
Porgera Mine (Papua New Guinea)
Barrick (PD) Australia Limited (New South Wales)
Barrick (Granny Smith) Pty Limited (Western Australia)
60%
Granny Smith Mine (Australia)
40%
Barrick (GSM) Ltd (New South Wales)
AurionGold Limited (Australian Capital Territory)
Delta Gold Limited (New South Wales)
Barrick (Kanowna) Limited (Queensland)
Kanowna Belle Mines (Australia)
Sutton Resources Ltd. (British Columbia)
Kabanga Holdings Limited (Cayman Islands)
18.87%
Ronnarex International Limited (British Columbia)
40%
60%
Kagera Mining Company Limited (Tanzania)
Kagera Project (Tanzania)
Kabanga Nickel Company Limited (Tanzania)
Kabanga Project (Tanzania)
Barrick Holdings Ltd. (Cayman Islands)
Inversiones Barrick Conosur Limitada (Chile)
1518962 Ontario Inc. (Ontario)
Pangea Goldfields Inc. (Ontario)
1561994 Ontario Inc. (Ontario)
99%
Pangea Minerals Ltd. (Tanzania)
9%
Buzwagi Mine (Tanzania)
70%
Tulawaka Mine (Tanzania)
Barrick Gold Exploration Inc. (Delaware)
4%
Barrick Goldstrike Mines Inc. (Colorado)
Goldstrike Property (United States)
Barrick (HMC) Mining Company (Delaware)
Homestake Mining Company of California (California)
Marigold Mine (United States)
Barrick Gold Finance Inc. (Delaware)
South American Mineral Ventures Limited (Cayman Islands)
98.23%
Minera Barrick Misquichilca S.A. (Peru)
Pierina Mine (Peru)
Lagunas Norte Mine (Peru)
Compania Minera San Jose Inc. (Cayman Islands)
Compania Minera Nevada SpA (Chile)
Compania Minera Cerro Amarillo Limitada (Chile)
95%
Exploraciones Mineras Argentinas S.A. (Argentina)
Barrick Exploraciones Argentina S.A. (Argentina)
Pascua-Lama Project (Chile/Argentina)
4.78%
5%
Compania Minera San Jose de Argentina (Cayman Islands)
45.2%
Argentina Gold Corp (Canada)
Argentina Gold (Bermuda) I Ltd. (Bermuda)
9.86%
54.8%
Argentina Gold (Bermuda) II Ltd. (Bermuda)
Minera Argentina Gold S.A. (Argentina)
Veladero Mine (Argentina)
11.89%
Barrick Gold Inc. (Ontario)
85.94%
Hemlo Property (Canada)
Barrick Gold Finance Company (Nova Scotia)
Bargold Corporation (Delaware)
25%
Homestake Nevada Corporation (California)
25%
Round Mountain Mine (United States)
Ruby Hill Mine (United States)
46%
54%
Barrick (Australian Pacific Holdings) Pty Ltd. (Northern Territory)
Barrick Mining Company (Australia) Limited (New South Wales)
Barrick (Australia Pacific) Limited (South Australia)
50%
Barrick (Darlot) NL (New South Wales)
Darlot Mine (Australia)
Granny Patch Mining Limited (Queensland)
Barrick (Lawlers) NL (Western Australia)
Lawlers Mine (Australia)
Barrick (Plutonic) Limited (New South Wales)
Plutonic Mine (Australia)
Kalgoorlie Consolidated Gold Mines Pty Ltd (Western Australia)
KCGM Superpit (Australia)
Barrick (Cowal) Limited (South Australia)
Cowal Mine (Australia)

NARRATIVE DESCRIPTION OF THE BUSINESS

Barrick is engaged in the production and sale of gold, as well as related activities such as exploration and mine development. Barrick also produces significant amounts of copper, principally from the Zaldívar and Lumwana mines and holds other interests, including a nickel development project located in Africa. The Company also produces oil and gas through its Barrick Energy business unit in Canada, which was formed as part of Barrick’s strategy to economically hedge its exposure to fuel prices by providing natural offsets to changes in energy prices (see “Enterprise Risk-Management – Financial Risk-Management – Currency, Interest Rate and Other Commodity Hedge Programs”). The Company manages its business through seven primary business units: three regional gold business units, Barrick’s 73.9% equity interest in ABG, which includes Barrick’s previously held African gold mines and exploration properties, a global copper business unit, its Barrick Energy oil and gas business unit and a capital projects business unit. Barrick’s chief operating decision maker reviews the operating results, assesses performance and makes capital allocation decisions for each of these business operations at a business unit level. Therefore, these business units are operating segments for financial reporting purposes. Unless otherwise specified, the description of Barrick’s business, including products, principal markets, distribution methods, employees and labor relations contained in this Annual Information Form, applies to each of its regional gold and copper business units, ABG, its oil and gas business, its capital projects business, and Barrick as a whole.

Production

For the year ended December 31, 2012, Barrick produced 7.42 million ounces of gold at all-in sustaining cash costs of $945 per ounce, total cash costs of $584 per ounce and a cost of sales attributed to gold of $6.2 billion. Barrick’s 2013 gold production is targeted at approximately 7.0 to 7.4 million ounces. Barrick expects average all-in sustaining cash costs in 2013 of $1,000 to $1,100 per ounce, total cash costs of $610 to $660 per ounce and cost of sales in the range of $6.7 to $7.0 billion, assuming a market gold price of $1,700 per ounce, a market oil price of $90 per barrel and an Australian dollar exchange rate of $1:A$1. Barrick’s gold production mix is expected to change in 2013 as a result of higher production in North America that is offset by lower production in South America. The production mix within North America is also expected to change due to the ramp-up to full production at Pueblo Viejo in the Dominican Republic in the second half of 2013, partially offset by reduced production from Goldstrike and Cortez in Nevada. South America production in 2013 is expected to be lower than 2012 levels, primarily due to lower production at Veladero and Lagunas Norte. Production in the Australia Pacific region in 2013 is expected to be consistent with 2012 levels and 2013 production at ABG is expected to be slightly lower than 2012, primarily due to lower than expected ore tons mined at Bulyanhulu combined with the expected closure of Tulawaka in the second quarter. For an explanation of all-in sustaining cash costs and total cash costs per ounce, refer to “Non-GAAP Financial Measures – Total Cash Costs Per Ounce, C1 Cash Costs Per Pound, C3 Fully Allocated Costs Per Pound and All-in Sustaining Cash Costs Per Ounce.”

For the year-ended December 31, 2012, Barrick produced 468 million pounds of copper at C1 cash costs of $2.17 per pound, C3 fully allocated costs of $2.97 per pound and cost of sales attributed to copper of $1.28 billion. Barrick’s 2013 copper production is targeted at approximately 480 to 540 million pounds at expected C1 cash costs of approximately $2.10 to $2.30 per pound and C3 fully allocated cash costs of approximately $2.60 to $2.85 per pound. Copper production in 2013 is expected to be higher than 2012 due to higher production from Lumwana. Production at Zaldívar is expected to remain at levels similar to 2012. Cost of sales applicable to copper in 2013 is expected to be in the range of $1.2 to $1.4 billion, assuming a market oil price of $90 per barrel and a Chilean peso exchange rate of 475:1. See “Forward-Looking Information.” For an explanation of C1 cash costs and C3 fully allocated costs per pound, refer to “Non-GAAP Financial Measures – Total Cash Costs Per Ounce, C1 Cash Costs Per Pound, C3 Fully Allocated Costs Per Pound and All-in Sustaining Cash Costs Per Ounce.”

Gold and Copper Business Units and ABG

Barrick manages its gold and copper business using a geographical business unit approach, with producing mines as of December 31, 2012 organized by three gold regional business units (“RBUs”) for gold production – North America, Australia Pacific and South America – and a single business unit for global copper production, each of which is led by a business unit president. Barrick also holds a 73.9% equity interest in ABG, which includes Barrick’s previously held gold mines and exploration properties in Africa. Barrick’s business unit structure reflects how Barrick manages its business and how it classifies its operations for planning and measuring performance. Set out below is a brief description of the mines in each business unit and a description of Barrick’s gold interests in Africa, which includes its equity interest in ABG. Each business unit receives direction from Barrick’s corporate office, but has responsibility for certain aspects of its business, such as strategy and sustainability of mining operations, including exploration, production and closure. ABG has a greater amount of independence in comparison to Barrick’s business units, as further described below.

For details regarding 2012 production for the mines in each RBU, ABG and the global copper business unit, see “General Information – General Development of the Business.” For additional details regarding the reserves and resources held in each RBU, ABG and the global copper business unit, see “ – Mineral Reserves and Resources.” See also Note 5 “Segment Information” to the Consolidated Financial Statements and the MD&A for further financial and other information on the Company’s operating segments.

North America

Barrick’s North American RBU consists of its Goldstrike property (a material property for the purposes of this Annual Information Form, see “Material Properties – Goldstrike Property”), its Cortez property (consisting of the Cortez mine and Cortez Hills mine, and also a material property for purposes of this Annual Information Form, see “Material Properties – Cortez Property”), its 60% interest in the new Pueblo Viejo mine (a material property for the purposes of this Annual Information Form, see “Material Properties – Pueblo Viejo Property”), its 50% interest in the Round Mountain mine, its Ruby Hill mine, its Hemlo property, its 33% interest in the Marigold mine, its Bald Mountain mine, its Golden Sunlight mine and its 75% interest in the Turquoise Ridge mine. Production at Pueblo Viejo commenced with first gold poured in August 2012. Pueblo Viejo achieved commercial production in the first quarter of 2013. If constructed, Barrick’s 50% interest in Donlin Gold project, which is currently within Barrick’s capital projects business at the permitting stage of development, will form part of the North American RBU. In 2012, the North American RBU produced approximately 3.5 million ounces of gold at total cash costs of $500 per ounce and cost of sales of $2.3 billion, compared to approximately 3.4 million ounces of gold at total cash costs of $426 per ounce and cost of sales of approximately $1.9 billion in 2011. In 2013, Barrick expects gold production from its North American operations in the range of 3.55 to 3.70 million ounces. The production mix within North America is expected to change due to the ramp-up of Pueblo Viejo to full production by the second half of 2013 and increased production at Ruby Hill as it moves from waste stripping to ore production. These increases will be partially offset by reduced production from Goldstrike, Cortez and Bald Mountain. At Goldstrike, less material will be processed through the autoclaves until the thiosulphate project is completed (see “Material Properties – Goldstrike Property – Mining and Processing”). At Cortez, lower production is expected due to lower grades and a change in the mix of ore processed to more heap leach tons with lower recoveries. Bald Mountain production will decrease due to the impact of increased waste stripping on the availability of ore. All-in sustaining cash costs are expected to be $820 to $870 per ounce and total cash costs are expected to be $495 to $545 per ounce. Cash costs are expected to be positively impacted by lower cost ounces from Pueblo Viejo, offset by the impact of higher labor, energy and consumable costs due to an expected increase in mining activity.

South America

The South American RBU’s Lagunas Norte mine in Peru and Veladero mine in Argentina are each material properties for the purposes of this Annual Information Form (see “Material Properties – Lagunas Norte and – Veladero”). Its other operation consists of its Pierina mine in Peru. Upon completion of construction, Barrick’s Pascua-Lama mine in Chile and Argentina and its 75% interest in the Cerro Casale project in Chile, both of which are currently within Barrick’s Capital Projects business at various stages of development, will form part of the South American RBU. In 2012, the South American RBU produced approximately 1.6 million ounces of gold, at total cash costs of $467 per ounce and cost of sales of $1.1 billion, compared to approximately 1.9 million ounces of gold, at total cash costs of $358 per ounce and cost of sales of $905 million in 2011. In 2013, the South American RBU is expected to produce 1.25 to 1.35 million ounces of gold. Production is expected to be lower than 2012 with an increase in tons placed on the leach pads at all mines offset by the impact of lower average head grades. All-in sustaining cash costs are expected to be $875 to $925 per ounce and total cash costs are expected to be in the range of $550 to $600 per ounce. Total cash costs per ounce are expected to be higher in 2013 due to the impact of lower grades and consequent higher tonnage production, which requires increased usage of equipment and consumables. Additionally, Barrick expects a strengthening currency in Peru and continued inflation in Argentina to impact costs.

Australia Pacific

Barrick’s Australia Pacific RBU consists of its 95% interest in the Porgera mine in Papua New Guinea, its Cowal mine, its 50% interest in the Kalgoorlie mine, its Plutonic mine, its operating mines referred to as Yilgarn South and located in the Yilgarn District in Western Australia (Darlot, Lawlers and Granny Smith) and its Kanowna mine. In 2012, the region produced approximately 1.8 million ounces of gold at total cash costs of $803 per ounce and cost of sales of $2.0 billion compared to approximately 1.9 million ounces of gold at total cash costs of $621 per ounce and cost of sales of $1.6 billion in 2011. In 2013, the Australia Pacific RBU is expected to produce 1.7 to 1.85 million ounces of gold, which is consistent with 2012 production. Higher production is expected at Porgera following the completion of remediation activities that will allow full access to the underground. This is expected to be offset by lower production at Kanowna due to a change in mine sequencing and seismicity issues. All-in sustaining cash costs are expected to be $1,200 to $1,300 per ounce and total cash costs are expected to be $880 to $950 per ounce. This increase is primarily due to lower production at Kanowna due to a change in mine sequencing, higher costs at Porgera as well as higher labor costs in general and the impact of an increase in Barrick’s effective Australian dollar hedge rates from 2012 to 2013 (see “Enterprise Risk-Management – Financial Risk-Management – Currency, Interest Rate and Other Commodity Hedge Programs).

African Barrick Gold

In connection with the listing of ABG on the LSE and the issuance of shares to the public in 2010, Barrick no longer has an African RBU; however, for reporting purposes ABG continues to be treated as an operating segment within Barrick. Barrick currently holds a 73.9% equity interest in ABG. The assets, liabilities, operating results and cash flows of ABG are consolidated by Barrick. ABG’s operations consist of its Bulyanhulu mine, its 70% interest in the Tulawaka mine, its North Mara mine and its Buzwagi mine, all located in Tanzania.

During the third quarter of 2012 Barrick confirmed that it entered into discussions with China National Gold Group related to the potential sale of its 73.9% equity holding in ABG, in line with Barrick’s focus on portfolio optimization. In January 2013, Barrick announced that those discussions had been terminated. See “General Information – General Development of the Business.”

In 2012, Barrick’s equity interest in ABG’s gold production was approximately 463,000 ounces of gold at total cash costs of $949 per ounce and cost of sales of $590 million, compared to 509,000 ounces of gold at total cash costs of $692 per ounce and cost of sales of $517 million. In 2013, Barrick expects equity gold production from ABG, reflecting Barrick’s 73.9% equity interest, in the range of 400,000 to 450,000 ounces, which is slightly lower than 2012. The decrease in production is primarily due to lower production at Bulyanhulu as a result of lower ore tons mined due to labor issues and Tulawaka due to its expected closure in the first half of 2013. All-in sustaining cash costs are expected to be $1,550 to $1,600 per ounce and total gold cash costs are expected to be $925 to $975 per ounce.

ABG has identified various opportunities to add production beyond 2012, including the Bulyanhulu CIL expansion, the Bulyanhulu upper east expansion and the Gokona expansion and Nyabigena expansion at North Mara. In 2012, the board of directors of ABG approved the CIL expansion project and the ordering of long lead time equipment for the Bulyanhulu upper east expansion. ABG is continuing to progress the Nyanzaga project, where a scoping study has been completed, a pre-feasibility study is in progress and the evaluation of the Golden Ridge deposit continues.

Barrick and its affiliates provide certain services to ABG and its subsidiaries for the ongoing operation of ABG’s business pursuant to a services agreement entered into by the parties. In addition, Barrick and ABG are also parties to a relationship agreement that regulates various aspects of the ongoing relationship between the two companies. The principal purpose of the relationship agreement is to ensure that ABG is capable of carrying on its business independently of Barrick and that any transactions and relationships with Barrick occur at arm’s length and under normal commercial terms. Under that agreement, so long as Barrick maintains at 40% equity interest in ABG, Barrick is entitled to appoint the greater of (i) three non-executive directors to ABG’s board of directors; and (ii) the maximum number of non-executive directors that may be appointed to ABG’s board of directors, while ensuring ABG is compliant with the UK Combined Code of Corporate Governance. If Barrick’s shareholding in ABG falls below 40%, there is a sliding scale as to the number of directors it may appoint. As of March 20, 2013, ABG had ten directors, three of which were appointed by Barrick. The relationship agreement will remain in force as long as ABG’s shares are listed on the LSE and Barrick maintains at least a 15% equity interest. The relationship agreement contains a number of other commitments and restrictions, including a non-competition clause pursuant to which (i) Barrick agrees it will not pursue any gold or silver mining project in Africa, as such terms are defined in the relationship agreement, and (ii) ABG agrees it will not pursue any gold or silver mining project outside of Africa, as such terms are defined in the relationship agreement. The non-competition clause is subject to various exceptions and only applies for so long as Barrick holds at least a 30% equity interest in ABG. If either Barrick or ABG wants to pursue a project which is subject to the non-competition restriction (the “Notifying Party”), they are required to notify the other party and, if the other party waives the opportunity or fails to respond in a timely fashion, the Notifying Party will be entitled to pursue the project described in the notice. For additional information regarding ABG’s IPO, see “General Information – General Development of the Business.”

Barrick’s Kabanga nickel project and Lumwana copper mine are not included in the assets held by ABG and form part of the global copper business unit. Barrick continues to directly hold its 50% interest in the Kabanga project, which is located in Tanzania (see “Exploration and Evaluations”). Barrick also directly holds its 100% interest in the Lumwana mine, which is located in Zambia (see “Material Properties – Lumwana Mine”).

Global Copper Business Unit

Barrick’s global copper business unit was established in the fourth quarter of 2011 and is responsible for managing Barrick’s copper business in a manner that maximizes the value of the Company’s copper and nickel assets. The Company strengthened the global copper business unit during the third quarter of 2012 by appointing a business unit president and an enhanced senior leadership team. The global copper business unit is led by a president, copper and has an experienced staff to manage and operate the copper business. The global copper business unit includes Barrick’s Zaldívar copper mine in Chile and its Lumwana mine in Zambia, both of which are material properties for the purposes of this Annual Information Form (see “Material Properties – Zaldívar Mine, and Material Properties – Lumwana Mine”). The projects included in Barrick’s copper business unit consist of the Jabal Sayid project in Saudi Arabia (see “Exploration and Evaluations”) and the Kabanga nickel project in Tanzania (see “Exploration and Evaluations”). The global copper business unit’s long-term strategy is to maximize the value of these important assets by providing strategic oversight of copper production and marketing, the adoption of best practices in mining throughout the portfolio of mines and projects, as well as advancing value creation opportunities with the copper business, such as the Jabal Sayid development project. In 2012 the copper business unit produced 468 million pounds of copper, at C1 cash costs of $2.17 per pound, C3 fully allocated costs of $2.97 per pound and cost of sales of $1.28 billion, compared to 451 million pounds of copper, C1 cash costs of $1.71 per pound, C3 fully allocated costs of $2.30 per pound and cost of sales of $915 million in 2011. Copper production for 2012 increased by 4% compared to the prior year, primarily due to a full year of production from Lumwana compared to a partial year in 2011 when it was acquired as part of the Equinox transaction. In 2012, cost of sales increased by 40% over the prior year, primarily due to the inclusion of Lumwana’s cost of sales for the full year in 2012. C1 cash costs per pound increased by 27% over the prior year due to the impact of higher unit production costs at Lumwana.

Barrick expects 2013 copper production in the range of approximately 480 to 540 million pounds at C1 cash costs of $2.10 to $2.30 per pound. Production at Zaldívar in 2013 is expected to be approximately the same as in 2012 at slightly lower C1 cash costs primarily due to a decline in the price of sulfuric acid. Lumwana copper production is expected to increase due to the impact of higher ore grades and higher mill throughput and C1 cash costs are expected to decrease slightly compared to 2012.

Capital Projects Business Unit

Barrick’s capital projects business unit consists of its Pascua-Lama mine in Chile and Argentina (a material property for the purposes of this Annual Information Form, see “Material Properties – Pascua-Lama Project”), its 50% interest in the Donlin Gold project in Alaska (see “Exploration and Evaluations”), and its 75% interest in the Cerro Casale project in Chile (see “Exploration and Evaluations”).

Barrick’s capital projects group focuses on managing large projects and overseeing new mines. This specialized group manages, in coordination with the regional business units, the development of Barrick’s projects from project design, permitting, construction and commissioning through to the commencement of commercial operations, at which point primary responsibility for the project’s operations transfer to the RBUs. Barrick’s Pueblo Viejo mine achieved commercial production in the first quarter of 2013 and is now managed by the North American RBU (see “ – North America” above). For additional information regarding Barrick’s projects, see “Material Properties – Pascua-Lama Project” and “Exploration and Evaluations.”

In 2012, the Company revised its execution strategy for developing Pascua-Lama by transferring overall project management from Barrick to Fluor, a leading global Engineering, Procurement and Construction Management contractor that successfully managed Barrick’s recently completed Pueblo Viejo mine. Barrick intends to employ this type of strategy to manage large projects in the future.

Mineral Reserves and Mineral Resources

At December 31, 2012, Barrick’s total proven and probable gold mineral reserves were 140.2 million ounces. The increase primarily reflects reserve additions at Cortez, Granny Smith, Cowal and Turquoise Ridge partially offset by a decrease at Ruby Hill, North Mara and Pierina (see “ – Reconciliation of Mineral Reserves”). At December 31, 2012, Barrick’s total proven and probable copper reserves increased by 1.2 billion pounds to 13.9 billion pounds.

Except as noted below, 2012 reserves have been calculated using an assumed long-term average gold price of $1,500 per ounce, a silver price of $28.00 per ounce, a copper price of $3.00 per pound and exchange rates of $1.00 C$/$ and $1.00 $/A$. Reserve calculations incorporate current and/or expected mine plans and cost levels at each property.

Unless otherwise noted, Barrick’s reserves and resources have been calculated as at December 31, 2012 in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum and incorporated into National Instrument 43-101 (see “Glossary of Technical Terms”). Varying cut-off grades have been used depending on the mine, methods of extraction and type of ore contained in the reserves. Mineral resource metal grades and material densities have been estimated using industry-standard methods appropriate for each mineral project with support of various commercially available mining software packages. For the cut-off grades used in the calculation of reserves, see “ – Notes to the Mineral Reserves, Resources and Reconciliation Tables.” Barrick’s normal data verification procedures have been employed in connection with the calculations. Sampling, analytical and test data underlying the stated mineral resources and reserves have been verified by employees of Barrick, its joint partners or its joint venture operating companies, as applicable, under the supervision of Qualified Persons, and/or independent Qualified Persons (see “Scientific and Technical Information”). Verification procedures include industry-standard quality control practices. For details of data verification and quality control practices at each material property, see “Material Properties.”

Barrick reports its reserves in accordance with National Instrument 43-101, as required by Canadian securities regulatory authorities and, for United States reporting purposes, Industry Guide 7 under the U.S. Securities Exchange Act of 1934. Industry Guide 7 (as interpreted by the Staff of the SEC) applies different standards in order to classify mineralization as a reserve (see Note 7 of the “ – Notes to the Mineral Reserves, Resources and Reconciliation Tables”). For U.S. reporting purposes, as at December 31, 2012, approximately 1.98 million ounces of reserves at Pueblo Viejo (Barrick’s 60% interest) is classified as mineralized material. In addition, while the terms “measured”, “indicated” and “inferred” mineral resources are required pursuant to National Instrument 43-101, the SEC does not recognize such terms. Canadian standards differ significantly from the requirements of the SEC, and mineral resource information contained herein is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the SEC. Readers should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. In addition, readers are cautioned not to assume that all or any part of Barrick’s mineral resources constitute or will be converted into reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Although the Company has carefully prepared and verified the mineral reserve figures presented below and elsewhere in this Annual Information Form, such figures are estimates, which are, in part, based on forward-looking information and certain assumptions, and no assurance can be given that the indicated level of mineral will be produced. Estimated reserves may have to be recalculated based on actual production experience. Market price fluctuations of gold, copper and silver, as well as increased production costs or reduced recovery rates and other factors, may render the present proven and probable reserves unprofitable to develop at a particular site or sites. See “Risk Factors” and “Forward-Looking Information” for additional details concerning factors and risks that could cause actual results to differ from those set out below.

See “Glossary of Technical Terms” for definitions of the terms “mineral resource,” “inferred mineral resource,” “indicated mineral resource,” “measured mineral resource,” “mineral reserve,” “probable mineral reserve” and “proven mineral reserve.”

GOLD MINERAL RESERVES (1),(3),(4),(7),(9),(10),(11),(12)

As at December 31, 2012	PROVEN			PROBABLE			TOTAL
Based on attributable ounces	Tons (000’s)	Grade (oz/ton)	Contained ozs (000’s)	Tons (000’s)	Grade (oz/ton)	Contained ozs (000’s)	Tons (000’s)	Grade (oz/ton)	Contained ozs (000’s)
NORTH AMERICA
Goldstrike Open Pit	61,008	0.088	5,342	33,533	0.107	3,591	94,541	0.094	8,933
Goldstrike Underground	4,743	0.300	1,424	9,889	0.200	1,981	14,632	0.233	3,405
Goldstrike Property Total	65,751	0.103	6,766	43,422	0.128	5,572	109,173	0.113	12,338
Pueblo Viejo (60.00%)	22,954	0.102	2,333	158,834	0.080	12,675	181,788	0.083	15,008
Cortez	31,856	0.066	2,089	274,334	0.047	12,969	306,190	0.049	15,058
Bald Mountain	82,580	0.020	1,621	212,979	0.017	3,540	295,559	0.017	5,161
Turquoise Ridge (75.00%)	6,493	0.396	2,573	8,765	0.370	3,242	15,258	0.381	5,815
Round Mountain (50.00%)	22,654	0.021	472	48,029	0.016	771	70,683	0.018	1,243
South Arturo (60.00%)	—	—	—	33,770	0.042	1,421	33,770	0.042	1,421
Ruby Hill	806	0.042	34	7,017	0.042	292	7,823	0.042	326
Hemlo	3,620	0.091	329	12,804	0.064	821	16,424	0.070	1,150
Marigold Mine (33.33%)	12,881	0.020	254	95,376	0.015	1,386	108,257	0.015	1,640
Golden Sunlight	1,532	0.053	81	4,632	0.051	237	6,164	0.052	318
SOUTH AMERICA
Cerro Casale (75.00%)	189,900	0.019	3,586	800,188	0.017	13,848	990,088	0.018	17,434
Pascua-Lama	43,514	0.050	2,167	380,603	0.041	15,694	424,117	0.042	17,861
Veladero	33,045	0.021	704	438,108	0.021	9,320	471,153	0.021	10,024
Lagunas Norte	16,766	0.035	592	188,242	0.028	5,236	205,008	0.028	5,828
Pierina	5,941	0.009	52	44,072	0.011	490	50,013	0.011	542
AUSTRALIA PACIFIC
Porgera (95.00%)	14,027	0.124	1,733	51,449	0.087	4,488	65,476	0.095	6,221
Kalgoorlie (50.00%)	69,523	0.029	2,019	38,730	0.056	2,176	108,253	0.039	4,195
Cowal	17,587	0.024	427	66,045	0.035	2,337	83,632	0.033	2,764
Plutonic	380	0.203	77	697	0.185	129	1,077	0.191	206
Kanowna Belle	1,958	0.176	345	2,113	0.136	287	4,071	0.155	632
Darlot	643	0.121	78	2,042	0.127	260	2,685	0.126	338
Granny Smith	827	0.173	143	33,968	0.051	1,723	34,795	0.054	1,866
Lawlers	794	0.134	106	2,169	0.130	281	2,963	0.131	387
AFRICA (13)
Bulyanhulu (73.90%)	674	0.292	197	29,437	0.266	7,843	30,111	0.267	8,040
North Mara (73.90%)	9,225	0.077	706	18,640	0.082	1,520	27,865	0.080	2,226
Buzwagi (73.90%)	4,786	0.032	151	46,806	0.039	1,843	51,592	0.039	1,994
Tulawaka (51.73%)	6	—	—	18	0.611	11	24	0.458	11
OTHER	527	0.028	15	25,967	0.007	186	26,494	0.008	201

TOTAL	661,250	0.045	29,650	3,069,256	0.036	110,598	3,730,506	0.038	140,248

COPPER MINERAL RESERVES (1),(3),(4),(7),(9),(10),(12)

As at December 31, 2012	PROVEN			PROBABLE			TOTAL
Based on attributable pounds	Tons (000’s)	Grade (%)	Contained lbs (millions)	Tons (000’s)	Grade (%)	Contained lbs (millions)	Tons (000’s)	Grade (%)	Contained lbs (millions)
Zaldivar	447,548	0.538	4,812	161,167	0.525	1,691	608,715	0.534	6,503
Lumwana	266,378	0.510	2,715	313,826	0.529	3,323	580,204	0.520	6,038
Jabal Sayid	484	2.273	22	25,965	2.538	1,318	26,449	2.533	1,340
TOTAL	714,410	0.528	7,549	500,958	0.632	6,332	1,215,368	0.571	13,881

See “ – Notes to the Mineral Reserves, Resources and Reconciliation Tables.”

GOLD MINERAL RESOURCES (1),(2),(3),(5),(7),(8),(9),(10)

As at December 31, 2012	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED
Based on attributable ounces	Tons (000’s)	Grade (oz/ton)	Contained ozs (000’s)	Tons (000’s)	Grade (oz/ton)	Contained ozs (000’s)	Contained ozs (000’s)	Tons (000’s)	Grade (oz/ton)	Contained ozs (000’s)
NORTH AMERICA
Goldstrike Open Pit	454	0.033	15	3,167	0.033	103	118	3,049	0.066	201
Goldstrike Underground	1,249	0.383	478	4,895	0.283	1,386	1,864	2,387	0.265	633
Goldstrike Property Total	1,703	0.289	493	8,062	0.185	1,489	1,982	5,436	0.153	834
Pueblo Viejo (60.00%)	4,315	0.072	311	129,250	0.062	8,042	8,353	10,857	0.064	690
Cortez	3,358	0.054	180	47,585	0.053	2,521	2,701	25,174	0.065	1,633
Goldrush	2,696	0.136	367	63,218	0.127	8,000	8,367	43,183	0.132	5,679
Bald Mountain	31,189	0.012	373	94,001	0.012	1,099	1,472	88,864	0.009	762
Turquoise Ridge (75.00%)	10,198	0.126	1,283	69,492	0.119	8,269	9,552	38,114	0.124	4,709
Round Mountain (50.00%)	11,933	0.028	331	32,360	0.018	594	925	21,357	0.015	310
South Arturo (60.00%)	—	—	—	16,377	0.045	731	731	28,123	0.015	422
Ruby Hill	2,341	0.025	59	170,305	0.020	3,404	3,463	5,152	0.043	220
Hemlo	381	0.178	68	55,519	0.032	1,760	1,828	3,126	0.119	373
Marigold Mine (33.33%)	581	0.014	8	16,169	0.012	199	207	29,853	0.012	371
Golden Sunlight	167	0.036	6	1,548	0.032	49	55	1,573	0.041	64
Donlin Gold (50.00%)	4,261	0.073	313	294,097	0.065	19,190	19,503	50,825	0.059	2,997
SOUTH AMERICA
Cerro Casale (75.00%)	19,356	0.008	164	226,634	0.010	2,330	2,494	413,013	0.011	4,513
Pascua-Lama	23,420	0.031	722	246,510	0.024	6,012	6,734	35,590	0.034	1,215
Veladero	3,167	0.009	30	27,019	0.014	370	400	66,309	0.008	526
Lagunas Norte	849	0.020	17	38,613	0.017	652	669	8,896	0.015	129
Pierina	201	0.015	3	2,563	0.015	38	41	7,487	0.009	64
AUSTRALIA PACIFIC
Porgera (95.00%)	10,345	0.079	822	20,360	0.076	1,539	2,361	29,874	0.128	3,816
Kalgoorlie (50.00%)	5,298	0.038	199	15,949	0.034	538	737	360	0.075	27
Cowal	—	—	—	29,322	0.035	1,034	1,034	11,143	0.033	373
Plutonic	319	0.141	45	2,300	0.320	736	781	2,945	0.328	966
Kanowna Belle	1,459	0.139	203	3,368	0.122	411	614	2,910	0.121	352
Darlot	168	0.185	31	405	0.212	86	117	338	0.228	77
Granny Smith	134	0.216	29	5,377	0.063	339	368	4,750	0.204	969
Lawlers	—	—	—	670	0.206	138	138	1,025	0.187	192
AFRICA (13)
Bulyanhulu (73.90%)	—	—	—	8,694	0.282	2,453	2,453	6,896	0.348	2,403
North Mara (73.90%)	2,468	0.120	295	13,105	0.113	1,486	1,781	877	0.107	94
Buzwagi (73.90%)	60	0.033	2	12,056	0.030	358	360	5,874	0.032	189
Nyanzaga (73.90%)	—	—	—	63,672	0.042	2,681	2,681	10,592	0.056	591
Tulawaka (51.73%)	—	—	—	540	0.193	104	104	105	0.133	14

OTHER	—	—	—	3,501	0.001	2	2	780	0.022	17

TOTAL	140,367	0.045	6,354	1,718,641	0.045	76,654	83,008	961,401	0.037	35,591

COPPER MINERAL RESOURCES (1),(2),(3),(5),(7),(8),(9),(10)

As at December 31, 2012	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED
Based on attributable pounds	Tons (000’s)	Grade (%)	Contained lbs (millions)	Tons (000’s)	Grade (%)	Contained lbs (millions)	Contained lbs (millions)	Tons (000’s)	Grade (%)	Contained lbs (millions)
Zaldivar	79,153	0.435	688	46,050	0.460	424	1,112	26,089	0.556	290
Lumwana	105,428	0.369	778	809,871	0.512	8,287	9,065	23,938	0.363	174
Jabal Sayid	—		—	3,501	1.871	131	131	780	2.692	42
TOTAL	184,581	0.397	1,466	859,422	0.514	8,842	10,308	50,807	0.498	506

See “ – Notes to the Mineral Reserves, Resources and Reconciliation Tables.”

CONTAINED SILVER WITHIN REPORTED GOLD RESERVES (1),(9),(10),(A)

For the year ended Dec. 31, 2012	IN PROVEN GOLD RESERVES			IN PROBABLE GOLD RESERVES			TOTAL
Based on attributable ounces	Tons (000s)	Grade (oz/ton)	Contained ozs (000s)	Tons (000s)	Grade (oz/ton)	Contained ozs (000s)	Tons (000s)	Grade (oz/ton)	Contained ozs (000s)	Process recovery %
NORTH AMERICA
Pueblo Viejo (60.00%)	22,954	0.75	17,179	158,834	0.48	76,619	181,788	0.52	93,798	87.2%
SOUTH AMERICA
Cerro Casale (75.00%)	189,900	0.06	10,565	800,188	0.04	33,451	990,088	0.04	44,016	69.0%
Pascua-Lama	43,514	1.73	75,454	380,603	1.58	600,795	424,117	1.59	676,249	81.6%
Lagunas Norte	16,766	0.12	1,947	188,242	0.11	21,546	205,008	0.11	23,493	19.1%
Veladero	33,045	0.28	9,172	438,108	0.41	179,720	471,153	0.40	188,892	5.9%
Pierina	5,941	0.66	3,915	44,072	0.32	14,279	50,013	0.36	18,194	26.9%

AFRICA (13)
Bulyanhulu (73.90%)	674	0.20	134	29,437	0.23	6,904	30,111	0.23	7,038	67.2%

TOTAL	312,794	0.38	118,366	2,039,484	0.46	933,314	2,352,278	0.45	1,051,680	65.5%

(A)	Silver is accounted for as a by-product credit against reported or projected gold production costs.

CONTAINED COPPER WITHIN REPORTED GOLD RESERVES (1),(9),(10),(A)

For the year ended Dec. 31, 2012	IN PROVEN GOLD RESERVES			IN PROBABLE GOLD RESERVES			TOTAL
Based on attributable pounds	Tons (000s)	Grade (%)	Contained lbs (millions)	Tons (000s)	Grade (%)	Contained lbs (millions)	Tons (000s)	Grade (%)	Contained lbs (millions)	Process recovery %
NORTH AMERICA
Pueblo Viejo (60.00%)	22,954	0.081	37.0	158,834	0.098	310.5	181,788	0.096	347.5	79.0%

SOUTH AMERICA
Cerro Casale (75.00%)	189,900	0.190	721.3	800,188	0.226	3,613.3	990,088	0.219	4,334.6	87.4%
Pascua-Lama	43,514	0.096	83.7	380,603	0.075	574.4	424,117	0.078	658.1	63.0%

AFRICA (13)
Bulyanhulu (73.90%)	674	0.326	4.4	29,437	0.526	309.7	30,111	0.522	314.1	93.6%
Buzwagi (73.90%)	4,786	0.074	7.1	46,806	0.107	99.9	51,592	0.104	107.0	70.0%

TOTAL	261,828	0.163	853.5	1,415,868	0.173	4,907.8	1,677,696	0.172	5,761.3	84.2%

(A)	Copper is accounted for as a by-product credit against reported or projected gold production costs.

See “ – Notes to the Mineral Reserves, Resources and Reconciliation Tables.”

CONTAINED SILVER WITHIN REPORTED GOLD RESOURCES (1),(9),(10)

For the year ended Dec. 31, 2012	IN MEASURED (M) GOLD RESOURCES			IN INDICATED (I) GOLD RESOURCES			(M) + (I)	IN INFERRED GOLD RESOURCES
Based on attributable ounces	Tons (000’s)	Grade (oz/ton)	Contained ozs (000’s)	Tons (000’s)	Grade (oz/ton)	Contained ozs (000’s)	Ounces (000’s)	Tons (000’s)	Grade (oz/ton)	Contained ozs (000’s)
NORTH AMERICA
Pueblo Viejo (60.00%)	4,315	0.44	1,913	129,250	0.34	44,566	46,479	10,857	0.42	4,535

SOUTH AMERICA
Cerro Casale (75.00%)	19,356	0.04	720	226,634	0.03	7,257	7,977	413,013	0.03	12,594
Pascua-Lama	23,420	0.71	16,708	246,510	0.68	168,459	185,167	35,590	0.45	16,055
Lagunas Norte	849	0.09	76	38,613	0.06	2,370	2,446	8,896	0.04	371
Veladero	3,167	0.14	429	27,019	0.39	10,454	10,883	66,309	0.34	22,478
Pierina	201	0.24	49	2,563	0.22	566	615	7,487	0.29	2,150

AFRICA (13)
Bulyanhulu (73.90%)	—	—	—	8,694	0.24	2,066	2,066	6,648	0.30	1,979

TOTAL	51,308	0.39	19,895	679,283	0.35	235,738	255,633	548,800	0.11	60,162

CONTAINED COPPER WITHIN REPORTED GOLD RESOURCES (1),(9),(10)

For the year ended Dec. 31, 2012	IN MEASURED (M) GOLD RESOURCES			IN INDICATED (I) GOLD RESOURCES			(M) + (I)	IN INFERRED GOLD RESOURCES
Based on attributable pounds	Tons (000’s)	Grade (%)	Contained lbs (millions)	Tons (000’s)	Grade (%)	Contained lbs (millions)	Contained lbs (millions)	Tons (000’s)	Grade (%)	Contained lbs (millions)
NORTH AMERICA
Pueblo Viejo (60.00%)	4,315	0.12	10.3	129,250	0.091	235.7	246.0	10,857	0.075	16.2

SOUTH AMERICA
Cerro Casale (75.00%)	19,356	0.126	48.7	226,634	0.161	730.5	779.2	413,013	0.191	1,580.1
Pascua-Lama	23,420	0.061	28.7	246,510	0.053	261.0	289.7	35,590	0.047	33.7

AFRICA (13)
Buzwagi (73.90%)	60	0.08	0.1	12,056	0.083	20.0	20.1	5,874	0.076	8.9

TOTAL	47,151	0.093	87.8	614,450	0.101	1,247.2	1,335.0	465,334	0.176	1,638.9

NICKEL MINERAL RESOURCES (1),(2),(3),(9),(10)

For the year ended Dec. 31, 2012	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED
Based on attributable pounds	Tons (000’s)	Grade (%)	Contained lbs (millions)	Tons (000’s)	Grade (%)	Contained lbs (millions)	Contained lbs (millions)	Tons (000’s)	Grade (%)	Contained lbs (millions)
AFRICA
Kabanga (50.00%)	7,606	2.490	378.8	12,897	2.720	701.6	1,080.4	11,464	2.600	596.1

See “ – Notes to the Mineral Reserves, Resources and Reconciliation Tables.”

Reconciliation of Mineral Reserves (1),(3),(4),(6),(7),(10),(11),(12)

Based on attributable ounces
Gold Property (000’s of ounces)	Mineral Reserves 12/31/2011	Processed in 2012	Increase (decrease)	Mineral Reserves 12/31/2012
NORTH AMERICA
Goldstrike Open Pit	9,342	1,005	596	8,933

Goldstrike Underground	3,035	372	742	3,405

Goldstrike Property Total	12,377	1,377	1,338	12,338

Pueblo Viejo (60.00%)	15,173	72	-93	15,008

Cortez	14,488	1,485	2,055	15,058

Bald Mountain	5,102	195	254	5,161

Turquoise Ridge (75.00%)	5,294	156	677	5,815

Round Mountain (50.00%)	1,411	179	11	1,243

South Arturo (60.00%)	1,398	0	23	1,421

Ruby Hill	978	57	-595	326

Hemlo	1,139	221	232	1,150

Marigold Mine (33.33%)	1,194	71	517	1,640

Golden Sunlight	487	146	-23	318

SOUTH AMERICA
Cerro Casale (75.00%)	17,434	0	0	17,434

Pascua-Lama	17,861	0	0	17,861

Veladero	10,558	980	446	10,024

Lagunas Norte	6,151	833	510	5,828

Pierina	771	64	-165	542

AUSTRALIA PACIFIC
Porgera (95.00%)	6,366	506	361	6,221

Kalgoorlie (50.00%)	4,394	387	188	4,195

Cowal	2,209	326	881	2,764

Plutonic	402	128	-68	206

Kanowna Belle	832	253	53	632

Darlot	357	77	58	338

Granny Smith	635	260	1,491	1,866

Lawlers	234	152	305	387

AFRICA (13)
Bulyanhulu (73.90%)	7,857	186	369	8,040

North Mara (73.90%)	2,575	161	-188	2,226

Buzwagi (73.90%)	2,154	136	-24	1,994

Tulawaka (51.73%)	47	23	-13	11

OTHER (8)	53	40	188	201

TOTAL	139,931	8,471	8,788	140,248

Copper Property (million pounds)	Mineral Reserves 12/31/2011	Processed in 2012	Increase (decrease)	Mineral Reserves 12/31/2012

Zaldivar	6,602	533	434	6,503

Lumwana	4,909	200	1,329	6,038

Jabal Sayid	1,182	0	158	1,340

TOTAL	12,693	733	1,921	13,881

See “ – Notes to the Mineral Reserves, Resources and Reconciliation Tables.”

Notes to the Mineral Reserves, Resources and Reconciliation Tables

(1)	Reflects Barrick’s ownership share where ownership interest is less than 100%.
(2)	These mineral resources are in addition to mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability when calculated using mineral reserve assumptions.
(3)	Mineral reserves and resources have been calculated as at December 31, 2012, unless otherwise indicated.
(4)	Mineral reserves as at December 31, 2012 have been calculated using an assumed long-term average gold price of $1,500 per ounce, a silver price of $28.00 per ounce, a copper price of $3.00 per pound and exchange rates of $1.00/A$ and $1.00/C$. Reserve calculations incorporate current and/or expected mine plans and cost levels at each property. Reserves at Round Mountain have been calculated using an assumed long-term average gold price of $1,200 per ounce.
(5)	Mineral resources as at December 31, 2012 have been estimated using varying cut-off grades, depending on both the type of mine, its maturity and ore type at each property. An assumed gold price of $1,650 per ounce, an assumed silver price of $30.00 per ounce, an assumed copper price of $3.50 per pound and exchange rates of $1.05/A$ and $1.00/C$ have been used in estimating resources.
(6)	Mineral reserves as at December 31, 2011 were calculated using an assumed long-term average gold price of $1,200 (A$1,330) per ounce, a silver price of $22.00 per ounce, a copper price of $2.75 per pound and an exchange rate of $0.90/A$. Reserve calculations incorporate current and/or expected mine plans and cost levels at each property. Varying cut-off grades have been used depending on the mine and type of ore contained in the reserves. Reserves at Plutonic were calculated using an assumed long-term average gold price of $1,250 per ounce.
(7)	Mineral reserves have been calculated in accordance with National Instrument 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934), as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. For U.S. reporting purposes, as at December 31, 2012, approximately 1.98 million ounces of reserves at Pueblo Viejo (Barrick’s 60% interest) is classified as mineralized material. In addition, while the terms “measured”, “indicated” and “inferred” mineral resources are required pursuant to National Instrument 43-101, the SEC does not recognize such terms. Canadian standards differ significantly from the requirements of the SEC, and mineral resource information contained herein is not comparable to similar information regarding mineral reserves disclosed in accordance with the requirements of the SEC. Readers should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. In addition, readers are cautioned not to assume that all or any part of Barrick’s mineral resources constitute or will be converted into reserves.
(8)	In connection with the write-down of the Company’s investment in Tethyan Copper Company (TCC), which holds the Company’s interest in the Reko Diq project, the Company has removed the estimate of mineral resources associated with the Reko Diq project from its statement of resources for 2012. For additional information regarding this matter, see “Legal Matters – Government Controls and Regulations.”

(9)	Grade represents an average, weighted by reference to tons of ore type where several recovery processes apply.
(10)	Ounces or pounds, as applicable, estimated to be present in the tons of ore which would be mined and processed. Mill recovery rates have not been applied in calculating the contained ounces or pounds.
(11)	Gold mineral reserves as at December 31, 2012 include stockpile material totalling approximately 195 million tons, containing approximately 10.7 million ounces. Properties at which stockpile material exceeds 30 thousand ounces and represents more than 5% of the reported gold reserves are as follows:

Property	Tons (000’s)	Grade (oz/ton)	Contained Ounces (000’s)
Goldstrike Open Pit	56,172	0.083	4,639
Pueblo Viejo	14,504	0.108	1,568
Kalgoorlie	57,856	0.023	1,331
Porgera	18,296	0.065	1,192
Cortez	6,698	0.123	826
Cowal	17,455	0.023	410
Buzwagi	4,614	0.031	143

(12)	The metallurgical recovery applicable at each property and the cut-off grades used to determine mineral reserves as at December 31, 2012 are as follows:

Gold Mine	Metallurgical Recovery (%)	Cut-off Grade (oz/ton)
Bulyanhulu	89.8%	0.146 - 0.174
Buzwagi	89.0%	0.018 - 0.032
Tulawaka	93.0%	0.102 - 0.122
North Mara	85.8%	0.031 - 0.050
Cowal	82.2%	0.012 - 0.016
Darlot	94.6%	0.083 - 0.095
Kalgoorlie	82.7%	0.015 - 0.051

Lawlers	96.2%	0.088 - 0.111
Plutonic	84.8%	0.108 - 0.145
Granny Smith	88.7%	0.079 - 0.109
Kanowna Belle	90.9%	0.029 - 0.169
Porgera	85.9%	0.049 - 0.105
David Bell Mine	95.3%	0.069 - 0.174
Williams Mine	90.2%	0.015 - 0.074
Goldstrike Open Pit	78.7%	0.035 - 0.045
Goldstrike Underground	88.6%	0.109 - 0.200
Marigold Mine	73.0%	0.005 - 0.007
South Arturo	70.0%	0.003 - 0.032
Rossi	84.2%	0.135 - 0.200
Round Mountain	73.1%	0.005 - 0.014
Ruby Hill	75.5%	0.004 - 0.012
Bald Mountain	72.2%	0.003 - 0.005
Cortez	82.5%	0.004 - 0.184
Golden Sunlight	72.7%	0.017 - 0.018
Turquoise Ridge	92.0%	0.204 - 0.238
Pueblo Viejo	91.2%	0.029 - 0.054
Lagunas Norte	57.8%	0.004 - 0.024
Pascua-Lama	86.2%	0.025 - 0.032
Cerro Casale	74.4%	0.006 - 0.009
Pierina	83.3%	0.0036 - 0.0037
Veladero	75.5%	0.004 - 0.014

Copper Mine	Metallurgical Recovery (%)	Cut-off Grade (%)
Zaldívar	61.3%	0.190 - 0.260
Lumwana	89.4%	0.180 - 0.400
Jabal Sayid	92.4%	1.380

(13)	In March 2010, Barrick created ABG to hold its African gold mines, gold projects and gold exploration properties. Barrick’s current equity interest in ABG is 73.9%.

Marketing and Distribution

Gold

Gold can be readily sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time. Benchmark prices are generally based on the London gold market quotations. Gold bullion is held as an asset class for a variety of reasons, including as a store of value and a safeguard against the collapse of paper assets such as stocks, bonds and other financial instruments that are traded in fiat currencies not exchangeable into gold (at a fixed rate) under a “gold standard”, as a hedge against future inflation and for portfolio diversification. Governments, central banks and other official institutions hold significant quantities of gold as a component of exchange reserves. Since there are a large number of available gold purchasers, Barrick is not dependent upon the sale of gold to any one customer.

Gold price volatility remained high in 2012, with the price ranging from $1,527 per ounce to $1,796 per ounce. The average market price for the year of $1,669 per ounce was an all-time record high and represented an increase of 6% over 2011. Gold has continued to attract investor interest through its role as a safe haven investment, store of value and alternative to fiat currency due to concerns over global economic growth, geopolitical issues, sovereign debt and deficit levels, bank stability, future inflation prospects, and continuing accommodative monetary policies put in place by many of the world’s central banks. In particular, the current monetary policies of the U.S. Federal Reserve have a significant impact on the price of gold. In 2012, it announced that it would purchase $40 billion per month of agency mortgage-backed securities and $45 billion per month of longer-term Treasury securities in order to support a stronger economic recovery until the outlook for the labor market improves substantially. The continuing uncertain macroeconomic environment and loose monetary policies, together with the limited choice of alternative safe haven investments, is supportive of continued strong investment demand. Throughout 2012, Barrick has continued to see increased interest in holding gold as an investment. This was evidenced by the growth in Exchange Traded Funds (“ETFs”), as well as the worldwide demand for physical gold in forms such as bars and coins. Physical demand for gold for jewelry and other uses also remains a significant driver of the overall gold market. A continuation of these trends is supportive of higher gold prices.

Barrick’s gold is refined to market delivery standards by several refiners throughout the world. The gold is sold to various gold bullion dealers at market prices. Certain of Barrick’s operations also produce gold concentrate, which is sold to various smelters. The Company believes that, because of the availability of alternative smelters or refiners, no material adverse effect would result if the Company lost the services of any of its current smelters or refiners.

Product fabrication and bullion investment are two principal sources of gold demand. The introduction of more readily accessible and liquid gold investment vehicles has further facilitated investment in gold. As of December 31, 2012, gold exchange traded funds held approximately 89 million ounces compared to holdings of 79 million ounces at 2011 year end – an increase of 13%. Within the fabrication category, there are a wide variety of end uses, the largest of which is the manufacture of jewelry. Other fabrication purposes include official coins, electronics, miscellaneous industrial and decorative uses, dentistry, medals and medallions.

Copper

Copper is a metal with inherent characteristics of excellent electrical conductivity, heat transfer and resistance to corrosion. Copper is used principally in telecommunications, power infrastructure, automobiles, construction, and consumer durables. Copper is traded on the London Metal Exchange

(“LME”), the New York Commodity Exchange and the Shanghai Futures Exchange. The price of copper as reported on these exchanges is influenced by numerous factors, including (i) the worldwide balance of copper demand and supply, (ii) rates of global economic growth, including China, which has become the largest consumer of refined copper in the world, (iii) speculative investment positions in copper and copper futures, (iv) the availability and cost of substitute materials, and (v) currency exchange fluctuations, including the relative strength of the U.S. dollar.

The copper market is volatile and cyclical. Over the last 15 years to the end of 2012, LME prices per pound have ranged from a low of 61 cents to a high, reached in February 2011, of $4.62. Copper prices experienced a volatile year in 2012, as LME copper prices traded in a range of $3.27 per pound to $3.98 per pound, averaged $3.61 per pound, and closed the year at $3.59 per pound. Copper’s strength lies mainly in strong physical demand from emerging markets, especially China, which has resulted in a physical deficit in recent years. In addition, there has been significant investor interest in base metals with strong forward-looking supply/demand fundamentals. Copper prices should continue to be influenced by demand from Asia, global economic growth, the limited availability of scrap metal and production levels of mines and smelters in the future.

At the Zaldívar mine, copper cathode is sold to copper product manufacturers and copper traders in Europe, North America, South America and Asia, while concentrate is sold to a local smelter in Chile. At the Lumwana mine, copper concentrate is sold to Zambian smelters. Since there are a large number of available copper cathode and copper concentrate purchasers, Barrick is not dependent upon the sale of copper to any one customer.

Employees and Labor Relations

As at December 31, 2012, excluding contractors, Barrick employed approximately 26,140 employees worldwide, as well as approximately 2,015 employees at operations jointly owned by Barrick, substantially all of whom are employed in the United States, Canada, Australia, Chile, Peru, Argentina, the Dominican Republic, Papua New Guinea, Tanzania, Zambia and Saudi Arabia. The number of employees represented by a labor union or covered by collective bargaining agreements at the Company’s operations is approximately 8,280. In 2012, the Company began collecting information on the number of contractors covered by collective bargaining agreements at its major projects.

Generally, management believes that labor relations at all locations are good.

Specialized knowledge and experience are required of employees in the mining industry. Barrick has the necessary skilled employees to conduct its operations. Despite generally good labor relations, ongoing demand for skilled workers in the resource industry and increased demand for higher wages have led to employee turnover and increasing costs at certain of Barrick’s operations. Certain Barrick mines may be adversely impacted if either the increased demand for higher wages leads to work stoppages or the Company is unable to retain a sufficient number of qualified employees for such operations.

Competition

The Company competes with other mining and exploration companies in connection with the acquisition of mining claims and leases and in connection with the recruitment and retention of qualified employees (see “ – Employees and Labor Relations”).

There is significant competition for mining claims and leases and, as a result, the Company may be unable to acquire attractive assets on terms it considers acceptable.

Corporate Social Responsibility

At Barrick, corporate social responsibility (CSR) refers to the range of management systems and practices in place to help manage and improve the Company’s impacts on and interactions with its employees, the environment, and society generally. CSR continues to be a fundamental part of corporate strategy and is critical to ensure broad stakeholder support for Barrick’s operations.

In 2012, Barrick successfully launched and convened two meetings of its independent CSR Advisory Board. These meetings are hosted by Barrick’s CEO and are a forum for the five Advisory Board members to interact with senior executives at Barrick, provide insight on emerging CSR trends and issues that could affect the Company’s business, and provide critical feedback on the Company’s corporate responsibility performance. Summaries of the first two meetings are posted on Barrick’s website, and plans are underway to host two meetings of this Advisory Board in 2013.

In 2012, Barrick continued to implement a global human rights compliance program, aligned with the UN Guiding Principles on Business and Human Rights. The Company conducted several site visits for human rights assessments over the course of the year, and assessments will continue to be carried out at all sites and projects over a three-year period. Barrick also advanced its global human rights training program for employees and strengthened due diligence in relevant hiring practices. Barrick serves on the Board of Directors of the Voluntary Principles on Security and Human Rights and has relationships with organizations such as Fund for Peace and the Danish Institute for Human Rights. These programs and relationships reinforce Barrick’s commitment to respect human rights wherever the Company operates.

Barrick’s operational success is closely tied to the quality of relationships with communities around its mines. To this end, in 2012, Barrick began implementing its Community Relations Management System (CRMS) globally, with grievance mechanisms and social obligations registers now in place at all sites. The CRMS sets minimum performance requirements which are aligned with international best practice to ensure community relations activities are carried out in a systematic and professional manner. In 2012, audits were conducted at three sites to evaluate progress in implementing the CRMS and in managing priority social risks. In 2013, CRMS audits are planned at a further eight sites.

Barrick’s efforts in CSR continue to receive international recognition. In 2012, the Company was listed for the fifth consecutive year in the Dow Jones Sustainability World Index, and was ranked among the top 100 companies in the world by the NASDAQ Global Sustainability Index. In Canada, Barrick was named a Carbon Disclosure Leader for its climate change disclosure practices, and Corporate Knights magazine ranked Barrick first in a sustainability ranking of the Canadian mining industry and included the Company in its Global 100 listing of the world’s most sustainable companies. (see “Environment and Closure” for additional information on Barrick’s environmental standards and practices).

MATERIAL PROPERTIES

For the purposes of this Annual Information Form, Barrick has identified its Goldstrike, Cortez, Pueblo Viejo, Lagunas Norte, Veladero, Zaldívar and Lumwana mines and its Pascua-Lama project as material properties. The following is a description of Barrick’s material properties.

Goldstrike Property

General Information

The Goldstrike property is located in Elko and Eureka Counties in north central Nevada, approximately 40 kilometers north of the town of Carlin, at an elevation of 1,700 meters in the hilly terrain of the Tuscarora Mountains. Access to the property is provided by certain access agreements with Newmont Mining Corporation (“Newmont”) that allow for the use of various roads in the area, and a right-of-way issued by the Bureau of Land Management. Such roads are accessed from Elko, Nevada by traveling west on U.S. Interstate 80 to Carlin, Nevada and then by approximately 40 kilometers of local roads north of Carlin. The Northern Nevada climate is fairly arid and has little impact on the mine’s operations. Vegetation is dominated by grass and shrubs. Goldstrike employs approximately 1,800 employees and 500 contractors.

PanCana Minerals Ltd. (“PanCana”) first mined the property for gold in 1976. In 1978, Western States Minerals Corporation (“WSMC”) became the operator in a 50/50 joint venture with PanCana. Barrick acquired a 50% interest and assumed management of the Goldstrike property on December 31, 1986 with the acquisition of WSMC’s 50% interest in the property. It completed the acquisition of 100% ownership of the property pursuant to a plan of arrangement entered into with PanCana in January 1987. At the time of acquisition, mining operations on the property were concentrated on various shallow oxide deposits. The principal known deposit was the Post surface oxide deposit, which then contained approximately half a million ounces of gold. The property was operated as an open pit, heap leach operation. Reserves for the Post deposit were delineated during 1986 and mining of the Post deposit commenced in 1987. Following acquisition, two sulphide ore zones were identified (the Betze and Deep Post deposits). During the first two years after acquisition, a CIL mill and ancillary facilities, as well as a crushing and agglomeration plant designed to improve recoveries from low grade oxide ore, were constructed. In January 1989, Barrick announced the four-year Betze Development Plan to develop the Post oxide and Betze sulphide reserves. The plan, which called for the development of a large open pit and the expansion of the milling facilities, was completed in 1993 with the commissioning of the final three of the total of six autoclaves. The autoclaves have a capacity of 16,000 to 20,000 tons per day. Goldstrike’s underground mine (Meikle deposit), which was discovered in 1989, commenced production in 1996. During 2000, the Company completed construction of a roaster facility for the treatment of carbonaceous ore on the property. The roaster increased the property’s processing capacity by approximately 16,000 tons per day. In 2001, an intensive development program to bring the Rodeo deposit, part of the underground mine, into production was completed and a new ball mill was added to increase autoclave recovery.

As of December 31, 2012, the Goldstrike property comprised 4,198 hectares of surface rights ownership/control (3,420 hectares private and 778 hectares public), and 3,535 hectares of mineral rights ownership/control (2,741 hectares private and 794 hectares public). These rights are owned or controlled through various forms of patents issued by the United States of America and by ownership of unpatented mining and millsite claims that are held subject to the paramount title of the United States of America. Patenting is the process that transfers fee simple title from the federal government to the applicant. The Goldstrike property includes a total of 298 unpatented mining and millsite claims to control the public acreage. Unpatented mining claims are renewed on an annual basis. All mining leases and subleases are reviewed on a monthly basis and all payments and commitments are paid as required by the specific agreements. The Goldstrike open pit and underground mines and the majority of the beneficiation and processing facilities at the Goldstrike property are situated on land owned by Barrick. Sufficient surface rights have been obtained for current operations at the property.

Geology

The property is located on the Carlin Trend, one of North America’s most prolific gold producing areas. The area of the Goldstrike property consists of folded and faulted Paleozoic sedimentary rocks, which were intruded by the diorite to granodiorite Goldstrike stock of the Jurassic Age. Mesozoic folding and thrust faults form important structural traps for the mineralization in the Betze-Post pit. Tertiary faulting developed ranges and basins, which were subsequently filled with volcanic and sedimentary rocks during the Tertiary time. The gold mineralization occurred at the onset of Tertiary volcanism, approximately 39 million years ago.

The major gold deposits – Post Oxide, Betze, Rodeo and Meikle – are all hosted in sedimentary rocks of the Silurian to Devonian ages. The Post Oxide orebody occurs in the siliceous siltstones, mudstones, argillites and minor limestones of the Rodeo Creek Formation. Betze and Rodeo are found in the silty limestones and debris flows of the Popovich Formation. The Meikle deposit occurs in hydrothermal and solution collapse breccias in the Bootstrap Limestone of the Roberts Mountains Formation. The gold at Goldstrike was carried into the various orebodies by hot hydrothermal fluids, and deposited with very fine pyrite and silica. Over time, the pyrite oxidized, freeing the gold and making its extraction relatively easy, as in the Post Oxide deposit. In the deeper deposits – Betze, Rodeo and Meikle – the gold is still locked up with the iron sulphide and an additional processing step (autoclaving or roasting) is required to free the gold.

The gold mineralization at the open pit is controlled by favorable stratigraphy, structural complexities in the form of faults and folds, and the contact of the Goldstrike intrusive. The deposit represents many styles of mineralization occurring within numerous rock types and alteration assemblages. The favored host for gold mineralization is the Popovich Limestone followed by the Rodeo Creek unit, Goldstrike sill complex and Roberts Mountains Formation. Some ore occurs below sills, which act as dams to the ascending hydrothermal fluids. Alteration is characterized by decalcification of limestone, silicification of all rock types and clay development in structurally disturbed areas. Overall, the Betze-Post ore zones extend for 1,829 meters in a northwest direction and average 183 to 244 meters in width and 122 to 183 meters in thickness.

Carbonate breccias and limestones of the Devonian Popovich Formation and various intrusive rocks host the orebodies that comprise the Goldstrike underground mine. In contrast to the Goldstrike open pit area, the overlying mudstones and argillites of the Devonian Rodeo Creek Member are generally unmineralized. Gold-bearing fluids have ascended faults and fractures and have deposited gold and other minerals, such as pyrite and barite, in permeable horizons in the breccias and limestones. These breccias were formed by a combination of collapse, tectonic and hydrothermal processes, and display excellent continuity of grade both down dip and along strike. The fluids have been focused below a steep dipping monzonite porphyry dyke and the overlying relatively impermeable Rodeo Creek Member. Since silicification is the dominant alteration, the bulk of the ore is quite hard and competent.

Mining and Processing

Goldstrike’s open pit mine is an open pit truck-and-shovel operation, using standard, proven equipment. Two different underground mining methods are used at the underground mine, long-hole open stoping and drift-and-fill (used for flat-lying mineralization or where ground conditions are less competent). The underground mine is a trackless operation. Goldstrike’s production in total was 1,174 thousand ounces of gold in 2012 at total cash costs of $541 per ounce. Based on existing reserves and production capacity, the expected remaining mine life is 13 years for underground mining, 14 years for open pit mining and 16 years for processing operations (reflecting additional underground ores as well as additional toll ores purchased from third-party vendors). In August 2011, the autoclaves were converted from an acid circuit to an alkaline circuit, and Barrick is also moving forward with the introduction of thiosulfate processing technology, as further described below. As a result of these changes, Barrick has extended the operating life of the autoclaves, allowing Goldstrike to process certain ore at an earlier stage using the autoclaves instead of processing that same ore at a later stage using the roaster.

The underground mine includes two major orebodies: Meikle and Rodeo. The Meikle orebody, located 1.6 kilometers north of the open pit mine, is a high grade orebody which was discovered in 1989 and started production in 1996. The Meikle orebody incorporates 5 mineralized zones: the Main Meikle, Meikle Extension, South Meikle, Griffin, Banshee and West Griffin. The Rodeo orebody, located 0.5 kilometers northwest of the open pit mine, is a moderate grade orebody discovered in 1988 and brought into production in 2002. The Rodeo orebody includes four mineralized zones: Upper Rodeo, Lower Rodeo, West Rodeo, and Barrel. The Meikle and Rodeo orebodies are interconnected by two haulage drifts and can be accessed from two shafts and by a decline at the bottom of the open pit mine. A small underground target will be mined beginning in 2013 from the bottom of the Betze Pit known as the Bazza Underground.

The property has two processing facilities: an autoclave installation, which is used to treat the property’s non-carbonaceous sulphide (refractory) ore; and the roaster, which is used to treat the property’s carbonaceous ore (whose active carbon content responds poorly to autoclaving). The combined capacity of these two facilities is approximately 33,000 to 35,000 tons per day. These process facilities treat the ore from Goldstrike’s open pit and underground mines. Gold contained in recovered ore is processed into doré on-site and shipped to outside refineries for processing into gold bullion. All material permits and rights to conduct operations at the mine have been obtained and are in good standing. In December 2005, Barrick began operating a 115 megawatt natural gas-fired power plant that provides a portion of Goldstrike’s power requirements. The remaining power requirements are satisfied by open market purchases of electricity. Starting in late 2012, a natural gas pipeline was constructed to provide natural gas to the major production equipment at the autoclave and roaster facilities. Construction and conversion from propane to natural gas will be completed in the second quarter of 2013.

Due to increasing levels of carbonate in the ore being mined at the Goldstrike property, certain necessary changes to the autoclaves have been made to convert the pressure oxidation process from an acid circuit to an alkaline circuit. This technology, which was tested at Goldstrike in 2009, has a lower recovery than the acid autoclave configuration, but has better economics with increased levels of carbonate. The autoclaves commenced operation in the alkaline mode in August 2011. Currently all six autoclaves may still be run in an acid mode, but up to three of the six autoclaves may be operated in an alkaline mode. Barrick has also successfully operated a demonstration plant using a technology that will allow treatment of carbonaceous material (which was previously processed exclusively at the roaster) through the autoclaves. This technology uses thiosulphate to leach the gold after pressure oxidation rather than cyanide and resin to collect the dissolved gold rather than carbon. Conversion to this new process is underway and will allow the autoclaves to continue to operate through the remaining life of the mine. As a result, Goldstrike expects to be able to process stockpiled carbonaceous material earlier than anticipated and increase its capacity to process ore transported to Goldstrike from other properties. Construction is underway on the new Total Carbonaceous Material (“TCM”) leach facility conversion, which is expected to be completed in mid-2014.

Dewatering of the Betze Pit is accomplished through the use of perimeter wells located peripheral to the pit area, in-pit wells, horizontal drains installed for passive dewatering of pit walls, and water collection sumps installed in the bottom of the pit. Dewatering activities are conducted in compliance with its approved water appropriations issued by the Nevada State Engineer’s Office.

Groundwater pumping for dewatering at the Goldstrike property is primarily from the carbonate rock aquifer, with very small amounts of pumping from shallower siltstones and unconsolidated basin fill deposits.

Water is conveyed by pipelines to various use areas such as mining and milling at the Goldstrike property. Water that is not used for mining or milling purposes is delivered to the 72-inch-diameter gravity flow pipeline to the TS Ranch Reservoir. Barrick is authorized by a discharge permit issued by the Nevada Division of Environmental Protection to discharge water produced by its groundwater pumping operations to groundwaters of the state via percolation, infiltration, and irrigation.

Environment

The Goldstrike property operating facilities have been designed to mitigate environmental impacts. The operations have processes, procedures or facilities in place to manage substances that have the potential to be harmful to the environment. In order to prevent and control spills and protect water quality, the mine utilizes multiple levels of spill containment procedures and routine inspection and monitoring of its facilities. The mine has installed air pollution control devices on its facilities consistent with and, in some cases, exceeding legal requirements. The mine also has various programs to reuse and conserve water at its operations. In order to mitigate the impact of dust produced by its operations, the mine uses several different dust suppression techniques, including a stockpile cover at the roaster, reducing both the consumption of water and the carbon footprint. In 2012, all activities at the Goldstrike property were, and continue to be, in compliance in all material respects with applicable corporate standards and environmental regulations. The mine’s operations are compliant with the requirements of the International Cyanide Management Code and are ISO 14001 certified.

At December 31, 2012, the recorded amount of estimated future reclamation and closure costs that were recorded under IFRS as defined by IAS 37, and that have been updated each reporting period was $166.3 million (as described in Note 25 to the Consolidated Financial Statements). In connection with the reclamation of the mine area, Barrick has provided the financial security as required by governmental authorities. See “Environment and Closure.”

Exploration, Drilling and Analysis

In 2012, 5,423 meters were drilled in five exploration holes. Three surface holes tested two target concepts on the Ren property (a deep underground target north of the Banshee zone in the Meikle mine). Two of these holes focused on the down dip eastward extension of the Ren fault itself. Results encountered sub-economic gold grades and anomalous geochemistry and a follow-up drill test has been proposed for 2013. The third Ren hole tested a target extending the known JB resource (an underground resource approximately 1.5 kilometers north of current underground workings) on structural controls to the west. No significant mineralization was encountered in this hole.

Two deep surface holes on the Goldstrike Property were drilled, one east of the Post fault in the North Leeville target area and the other west of the Post fault targeting the Deep Betze concept from the bottom of the Goldstrike open pit. No significant mineralization was encountered.

For 2013, Goldstrike has proposed a $375,000 budget to conduct target delineation, following up on target delineation conducted in 2011 and 2012 that identified the West Dee and West Goldstrike areas, which areas will be the focus of the 2013 work. Several data acquisition programs are planned in support of these efforts.

At Goldstrike, several historic exploration target areas have been transferred to a specialized technical services group known as “Minex Projects.” Exploration geologists continue to share all geological understanding, data and target concepts with Minex geologists. Exploration drill supervisors and geo-technicians provide supervision and assistance for drilling logistics, sample submittals and core shed activities in support of Minex Projects.

Drill samples collected for use in geologic modeling and mineral resource estimation are under the direct supervision of the geology department at Goldstrike. Sample preparation and analyses are conducted by the Barrick Goldstrike lab and by independent laboratories. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. All drill hole collar, survey and assay information used in modeling and resource estimation are manually verified and approved by the staff geologists prior to entry into the mine-wide database. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Goldstrike property conform to industry accepted quality control methods.

Royalties and Taxes

Most of the property comprising the open pit mine is subject to net smelter return and net profits interest royalties payable on the valuable minerals produced from the property.

The maximum third party royalties payable on the Betze deposit are a 5% net smelter return and a 6% net profits interest. The maximum royalties payable on the Meikle deposit are a 4% net smelter return and a 5% net profits interest.

The State of Nevada imposes a 5% net proceeds tax on the value of all minerals severed in the State. This tax is calculated and paid based on a prescribed net income formula which is different from book income.

Production Information

The following table summarizes certain production and financial information for the Goldstrike property for the periods indicated:

	Year ended December 31, 2012	Year ended December 31, 2011
Tons mined (000’s)	110,361	118,523
Tons of ore processed (000’s)	8,253	7,798
Average grade processed (ounces per ton)	0.172	0.166
Recovery rate (%)	82.8%	84.1%
Ounces of gold produced (000’s)	1,174	1,088
Average total cash costs per ounce (1)	$541	$511

(1)	For an explanation of total cash costs per ounce, refer to “Non-GAAP Financial Measures.”

The map on the following page shows the design and layout of the Goldstrike property.

Cortez Property

General Information

The Cortez property is located 100 kilometers southwest of Elko, Nevada in Lander County. Current mining operations include the Pipeline Complex and the Cortez Hills complex, located 18 kilometers southwest and 26 kilometers south of the town of Crescent Valley Nevada, respectively. Cortez is accessed via Nevada State Highway 306, which extends southward from U.S. Interstate 80, both of which are paved roads. The climate is fairly arid and has little impact on the mine’s operations. The elevation at the Pipeline site is 1,600 meters and about 1,850 meters at the Cortez Hills site. Vegetation is dominated by grass and shrubs. Cortez employs approximately 1,200 employees and 350 contractors.

In 1964, a joint venture was formed to explore the Cortez area. In 1969, the original Cortez mine went into production. From 1969 to 1997, gold ore was sourced from open pits at Cortez, Gold Acres, Horse Canyon and Crescent. In 1991, the Pipeline and South Pipeline deposits were discovered, with development approval received in 1996. In 1998, the Cortez Pediment was discovered with the Cortez Hills discovery announced in April 2003. The Cortez Hills development was approved by Placer Dome and Kennecott, then joint venturers, in September 2005 and confirmed by Barrick in 2006. The Cortez property encompasses an area of interest of about 100,561 hectares. The property rights controlled by Cortez, either from outright ownership or by lease, consist of 78,890 hectares of unpatented mining claims held subject to the paramount title of the United States of America and 21,671 hectares of patented mining claims and fee mineral and surface land, owned or controlled through various patents issued by the United States of America. All mining claims are renewed on an annual basis and all necessary fees are paid prior to August 31 of each year. All mining leases and subleases are reviewed on a monthly basis and all payments and commitments are paid as required by the specific agreements. Sufficient surface rights have been obtained for current operations at the property.

Geology

The Cortez property is situated along the Cortez/Battle Mountain trend in north-central Nevada. The principal gold deposits and mining operations are located on the southwest and south sides of Crescent Valley, which was formed by basin and range extensional tectonism. Mineralization is sedimentary rock-hosted and consists of micron-sized free gold particles that are disseminated throughout the host rock, commonly in association with secondary silica, iron oxides or pyrite.

The Pipeline Complex, Gold Acres, Cortez Hills Complex and Horse Canyon areas are the key projects that are part of the Cortez property. Principal lithologic units identified within the Pipeline Complex and the Cortez Hills Complex deposit areas include early-Silurian to late-Devonian-aged carbonate rocks. The Silurian Roberts Mountains Formation is characterized by thin-bedded, planar-laminated, dark gray to black carbonate-dominated sediments and turbidites. The Devonian package is comprised of Wenban Limestone, characterized by thin- to thick-bedded planar to wispy laminated gray to black carbonate sediments, turbidites and debris flow, and the Horse Canyon Formation is characterized by thin, rhythmically bedded, planar-laminated gray calcareous siltstone, mudstone, and chert.

Stage 9 of the Pipeline deposit is hosted by the middle to lower portions of the Devonian Wenban Limestone and the upper portion of the Silurian Roberts Mountains Formation. The Cortez Hills deposit has a strike length of more than 500 meters, and is approximately 200 meters wide. The mineralized zone starts approximately 120 meters below surface and continues up to 600 meters below surface. Exploration to fully delineate the extent of the deposit is ongoing. Exploration was also done in 2012 to delineates the Goldrush resource discovered in 2011 (see “Exploration and Evaluations – Goldrush and Cortez District”).

Mining and Processing

Deposits within the Pipeline Complex are being mined by conventional open pit methods. The first nine stages of mining occurred in the Pipeline complex over a period of 14 years (1996 – 2009). Mining at the Cortez Hills Complex is scheduled through 2017 at the open pit and 2025 at the underground. Open pit mining at the Pipeline Complex, which will resume in 2013, will continue through 2021. Conventional open pit methods will be employed for all phases of the Cortez Hills and Pipeline deposits with underhand cut and fill being the method for the underground operation. Mining production rates (open pit and underground combined) for all mining activity at Cortez will average about 125 million tonnes per year.

Three different metallurgical processes are employed for the recovery of gold; run-of-mine heap leach, conventional mill (CIL) and refractory roaster and/or autoclave. The process used for a particular ore is determined based on the grade and metallurgical character of that ore. Lower grade run-of-mine oxide ore is heap leached on existing facilities, while higher-grade non-refractory ore is treated in a conventional mill (nominal 11,340 tonnes per day) using cyanidation and a CIL process. Refractory ore is stockpiled on site in designated areas and trucked to Goldstrike for processing.

Water for process use at the Pipeline Complex is supplied from the open pit dewatering system. Electric power at the Pipeline and Cortez Hills Complexes is purchased in the open market and supplied through a 73 kilometer transmission line.

All material permits and rights to conduct operations at the Pipeline Complex and Cortez Hills Complex have been obtained and are in good standing.

In 2012, Cortez produced 1,370 thousand ounces of gold at total cash costs of $282 per ounce sold compared to 1,421 thousand ounces of gold in 2011 at total cash costs of $245 per ounce. Based on existing reserves and production capacity, the expected remaining mine life is approximately 13 years for underground mining, 9 years for open pit mining and 13 years for processing operations. The reduction in the expected remaining life of processing operations to 13 years (2012: 14 years) is largely a result of the extension of the operating life of the Goldstrike autoclaves, resulting in increased trucking of ore to Barrick’s Goldstrike property for processing and earlier production of those ounces. Higher trucking assumptions and higher mill throughput assumptions for future periods also contributed to the decrease in the remaining life of processing operations at Cortez.

Environment

The mine’s dewatering operations have been enhanced with the addition of several new rapid infiltration sites. Current dewatering operations focus on bedrock water production. A portion of the dewatering water is utilized for mining and milling and a portion is utilized at a local ranch on a seasonal basis for irrigation purposes. The balance is returned to the basin through the rapid infiltration basins or consumed in processing activities (i.e., dust suppression and process makeup water).

Cortez’s operating facilities have been designed to mitigate environmental impacts. The operations have processes, procedures or facilities in place to manage substances that have the potential to be harmful to the environment. Cortez’s heap leaching process, for example, operates entirely as a closed circuit with no discharge to the environment. In order to prevent and control spills and protect water quality, the mine utilizes multiple levels of spill containment procedures and routine inspection and monitoring of its facilities. The mine also has various programs to reuse and conserve water at its operations. In order to mitigate the impact of dust produced by its operations, the mine uses several different dust suppression techniques. In 2012, all activities at Cortez were, and have continued to be, in compliance in all material respects with applicable corporate standards and environmental regulations. The mine’s operations are compliant with the requirements of the International Cyanide Management Code and are ISO 14001 certified.

At December 31, 2012, the recorded amount of estimated future reclamation and closure costs that were recorded under IFRS as defined by IAS 37, and that have been updated each reporting period was approximately $102.2 million (as described in Note 25 to the Consolidated Financial Statements). In connection with the reclamation of the mine area, Barrick has provided the financial security as required by governmental authorities. See “Environment and Closure.”

Exploration, Drilling and Analysis

In 2012, approximately 195,000 meters in 400 exploration holes were drilled at Cortez, including Cortez Hills and Goldrush. Spacing ranged from nominal 100 meters for earlier stage projects to 30 meter spacing for reserve delineation programs. Drilling in the Cortez Hills area is conducted as underground platforms are developed. Mineralization remains open at depth to the south and west.

A total of 12,200 meters of drilling is planned for the Cortez Hills area in 2013 to define the ultimate limits of the mineral system as well as to move areas of the known resource to measured and indicated resources.

Approximately 14,000 drill holes have been drilled at the Cortez property; however, the existing database does not include all historic drilling or competitor drill holes. Mud-rotary drills have been used to drill relatively thick sections of alluvium over the Crossroads deposit or in areas being condemned for waste dump and processing facilities. Core tools were used to complete the bedrock sections of these holes. Reverse circulation drilling is currently used during the initial phases of exploration and reverse circulation holes encountering mineralization are redrilled with core holes to produce sampling in mineralization that is the highest quality. Core drilling is typically undertaken as development drilling.

Collar surveys have been determined by optical surveys (1960s through late 1980s), field estimates, Brunton compass and pacing, compass-and-string distance, and most recently the use of laser survey or global positioning system (GPS) measurements. Down-hole surveying began with the first reverse circulation hole drilled on the Pipeline deposit in 1991. Significant deviations were shown; therefore, down-hole surveying was routinely undertaken from that time on. Significant work was carried out to determine the accuracy of the instruments of each drill or survey contractor.

Drill holes typically have a vertical orientation. Angle core holes were drilled at Cortez Hills to confirm the orientation of relatively high-grade gold-mineralized zones and to obtain geotechnical information for the planned Cortez Hills pit. Several angle core holes were drilled at NW Deep, Pipeline and South Pipeline to provide geotechnical data and further delineate areas of mineralization. Assay data used for modeling and mineral resource estimation are predominantly from core drill samples and the remainder from reverse circulation drill samples. The Pipeline Complex is drilled on 43 meter centres and the Cortez Hills Complex on 30 meter centres.

Underground ore is delineated by nominal 15 meter spaced core holes with additional in-fill reverse circulation drilling as required to define ore boundaries. Industry standard best practice is applicable for logging and sampling. Both reverse circulation and core drilling is used to delineate mineralization. The main mineralized bodies of the deposit are drilled almost exclusively with core holes. Geologic models are developed based on the drill hole database.

Internal audits and outside audits from independent contractors have reviewed the sampling and analytical protocol of the drill samples from the deposit areas, including collection through final analysis and the quality control programs meet industry standards. All analytical data is verified by the Cortez technical staff prior to use in resource estimation.

The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Cortez property conform to industry accepted quality control methods.

Regular internal auditing of the mineral reserve and mineral resource estimation processes and procedures are conducted.

Royalties and Taxes

All production from Pipeline is subject to a 1.4% gross smelter return royalty payable to the former shareholders of Idaho Mining Corporation. In addition, Royal Gold Inc. holds a gross smelter return royalty over a portion of the Pipeline Complex (graduating from 0.4% to 5.0% based on the price of gold) and ECM, Inc. holds a net value royalty of 5% (shared between ECM, Inc. and Royal Crescent Valley, Inc.) over a portion of the Pipeline Complex.

All other production by Cortez, including Cortez Hills, is subject to a 1.5% gross smelter return royalty payable to the former shareholders of Idaho Mining Corporation.

In addition, there is a royalty payable to Kennecott Explorations (Australia) Ltd., a subsidiary of Rio Tinto plc (graduating from 0% to 3%, depending on the gold price, of the gross value of gold delivered, minus certain deductions for pre-existing royalties) that would cover 40% of production from Cortez, but only after the total amount of gold delivered to Barrick from Cortez after January 1, 2008 exceeds 15 million ounces.

The State of Nevada imposes a 5% net proceeds tax on the value of all minerals severed in the State. This tax is calculated and paid based on a prescribed net income formula which is different from book income.

Production Information

The following table summarizes certain production and financial information for the Cortez mine for the periods indicated:

	Year ended December 31, 2012	Year ended December 31, 2011
Tons mined (000’s)	120,203	119,021
Tons of ore processed (000’s)	9,870	11,502
Average grade processed (ounces per ton)	0.150	0.136
Ounces of gold produced (000’s)	1,370	1,421
Average total cash costs per ounce (1)	$282	$245

(1)	For an explanation of total cash costs per ounce, refer to “Non-GAAP Financial Measures.”

The diagram below shows the design and layout of the Cortez mine.

Pipeline
Gap Pit
Conveyor Route
Cortez Hills Pit
N
W
E
S
5000 feet

Pueblo Viejo Mine

The Pueblo Viejo mine is an open pit mining operation located in the central part of the Dominican Republic on the Caribbean island of Hispaniola in the province of Sanchez Ramirez. The mine is 15 kilometres west of the provincial capital of Cotui and approximately 100 kilometres northwest of the national capital of Santo Domingo. Pueblo Viejo employs approximately 2,100 employees and 600 contractors.

The Pueblo Viejo mine site has been a non-operating gold mine since June 1999. Early mining activity at the site dates back to the 1500s. Subsequent to that early mining activity, Rosario Dominicana S.A. commenced mining operations on the property in 1975. In 1979, the Central Bank of the Dominican Republic purchased all foreign-held shares in the mine. Gold and silver production from oxide, transitional, and sulphide ores occurred from 1975 to 1999. The mine ceased operations in 1999. In 2000, the Dominican Republic invited international bids for the leasing and mineral exploitation of the Pueblo Viejo mine site. On July 2, 2001, Pueblo Viejo Dominicana Corporation (“PVDC”) (then known as Placer Dome Dominicana Corporation), an affiliate of Placer Dome, was awarded the bid. PVDC and the Dominican Republic subsequently negotiated a special lease agreement (the “SLA”) for the Montenegro Fiscal Reserve in which the mine is situated. The SLA was subsequently ratified by the Dominican National Congress and became effective on July 29, 2003. In February 2006, Barrick acquired Placer Dome and in May 2006 amalgamated the companies. At the same time, Barrick sold a 40% stake in the Pueblo Viejo project to Goldcorp. On February 26, 2008, PVDC delivered the Project Notice to the Government of the Dominican Republic pursuant to the SLA and delivered the Pueblo Viejo Feasibility Study to the Government. In 2009, the Dominican Republic and PVDC agreed to amend the terms of the SLA. The amendment became effective on November 13, 2009 following its ratification by the Dominican National Congress.

The Pueblo Viejo mine is situated on the Montenegro Fiscal Reserve, an area specially designated by Presidential Decree for the leasing of minerals and mine development, which covers an area of 4,880 hectares at the head of the Arroyo Margajita Valley in the eastern portion of the Cordillera Centra. Local topography at the site ranges from 565 meters at Loma Cuaba to approximately 65 meters at the Hatillo Reservoir. The site is characterized by rugged and hilly terrain covered with subtropical wet forest and scrub cover. Forest capacity is limited by slope, topography, and soil movement. The region has a tropical climate with little fluctuation in seasonal temperatures. The heaviest rainfall occurs between May and October. Access to the Pueblo Viejo mine from Santo Domingo is by a four lane, paved highway (Autopista Duarte) that is the main route between Santo Domingo and the second largest city, Santiago. Autopista Duarte connects to secondary Highway #17 at the town of Piedra Blanca, approximately 80 kilometres from Santo Domingo. This secondary highway is a two lane, paved highway that passes through the towns of Piedra Blanca and Maimón on the way to Cotui. Highway 17 passes immediately in front of the main gate to the mine.

The SLA between the Dominican State and PVDC governs the development and operation of the Pueblo Viejo mine. The SLA provides PVDC with the right to operate the Pueblo Viejo mine for a 25 year period commencing from the date on which PVDC delivered the Project Notice under the SLA. PVDC has the right to automatically renew the term of the lease for an additional 25 years at its sole option (50 years in total). The agreement provides for another 25 year extension with mutual agreement between both parties (75 years in total). The material permits necessary to provide sufficient surface rights have been obtained for current operations at the property.

Geology

The Pueblo Viejo precious and base metal deposit consists of high sulphidation or acid sulphate epithermal gold, silver, copper, and zinc mineralization that was formed during the Cretaceous Age island arc volcanism. The two main areas of alteration and mineralization are the Monte Negro and Moore deposits.

Pueblo Viejo is situated in the Los Ranchos Formation, a series of volcanic and volcaniclastic rocks that extend across the eastern half of the Dominican Republic, generally striking northwest and dipping southwest. The Pueblo Viejo Member of the Los Ranchos is a restricted sedimentary basin approximately 3 kilometers north-south by 2 kilometers east-west. The basin is filled with lacustrine deposits that range from coarse conglomerate deposited at the edge of the basin, to thinly bedded, carbonaceous sandstone, siltstone, and mudstone deposited further from the paleo-shoreline. To the south, the Pueblo Viejo Member is unconformably overlain by the Hatillo Limestone Formation by means of a low angle, southwest dipping thrust fault.

The Moore deposit is located at the eastern margin of the Pueblo Viejo member sedimentary basin. Stratigraphy consists of finely bedded carbonaceous siltstone and mudstone (PV sediments) overlying horizons of spilite (basaltic-andesite flows), volcanic sandstone, and fragmental volcaniclastics. The Monte Negro deposit is located at the northwestern margin of the sedimentary basin. Stratigraphy consists of interbedded carbonaceous sediments ranging from siltstone to conglomerate that are interlayered with volcaniclastic flows. Metallic mineralization in the deposit areas is primarily pyrite with lesser amounts of sphalerite and enargite. Pyrite mineralization occurs as disseminations, layers, replacements, and veins. Sphalerite and enargite mineralization is primarily in veins, but disseminated sphalerite has been noted in core.

Studies have determined that there were two stages of advanced argillic alteration, both associated with precious metal mineralization. A third stage of mineralization occurred when hydro-fracturing of the silica cap produced pyrite-sphalerite-enargite (Stage III) veins with silicified haloes. Individual Stage III veins have a mean width of 4 centimetres and are typically less than 10 centimetres wide. Stage III veins contain the highest precious and base metal values and are more widely distributed in the upper portions of the deposits. The most common vein minerals are pyrite, sphalerite, and quartz with lesser amounts of enargite, barite, and pyrophyllite.

Gold is intimately associated with pyrite veins, disseminations, replacements, and layers within the zones of advanced argillic alteration. Gold values generally are the highest in zones of silicification or strong quartzpyrophyllite alteration. These gold-bearing alteration zones are widely distributed in the upper parts of the deposits and tend to funnel into narrow feeder zones. Stage III sulphide veins also have higher gold values than replacement style mineralization. The most common form of gold is sub-microscopic gold within pyrite, where it is present as both solid solution within the crystal structure of the pyrite and as colloidal-size microinclusions (<0.5 microns). The proportions of the different forms and carriers of gold vary significantly throughout the Moore and Monte Negro deposits. Generally, the majority of gold is found as sub-microscopic gold in microcrystalline, disseminated, or porous pyrite. Of all the elements, assays for silver consistently have the strongest correlation with gold. Silver has a strong association with Stage III sulphide veins where it occurs as the minerals silver, Sb-sulphides (pyrargyrite), silver-tellurides (hessite), gold and silver-tellurides (sylvanite, petzite), and silver-bearing tetrahedrite. The majority of the zinc occurs as sphalerite; primarily in Stage III sulphide veins and secondarily as disseminations. The majority of copper occurs as enargite hosted in Stage III sulphide veins. Only trace amounts of chalcocite and chalcopyrite have been recorded. The mineralization extends for 2,800 meters north-south and 2,500 meters east-west and extends from the surface to 650 meters in depth.

Many rock types based on both lithological and structural domain boundaries were used in the geological block model. However, rock types were divided into five different categories based on metallurgical properties.

Mining and Processing

The Pueblo Viejo mine achieved commercial production in January 2013 and the mine is expected to ramp up to full capacity in the second half of 2013. In 2012, pre-commercial production from the Pueblo Viejo mine was 67,000 ounces (Barrick’s 60% share), while plant commissioning advanced. For 2013, Barrick’s share of production from Pueblo Viejo is anticipated to be 500,000 to 650,000 ounces at all-in sustaining cash costs of $525 to $575 per ounce and total cash costs of $375 to $425 per ounce. Actual results will vary depending on the how the ramp-up progresses. Barrick’s share of average annual gold production in the first full five years of operation is anticipated to be 625,000 to 675,000 ounces at all-in sustaining cash costs of $500 to $600 per ounce and total cash costs of $300 to $350 per ounce. The foregoing estimates are based on the first full five year average and gold and oil price assumptions of $1,700 per ounce and $90 per barrel, respectively, without escalation for future inflation. Including depreciation of mine construction capital, costs are expected to be $650 to $750 per ounce based on the first full five year average and including mine construction capital of $3.7 billion.

The Pueblo Viejo deposits are located in two major areas, the Monte Negro pit and the Moore pit. Gold and silver will be recovered through pressure oxidation of the whole ore followed by cyanidation of gold and silver in a CIL circuit.

The autoclave circuit has been designed to oxidize initially an average of 1,600 tonnes per day of sulphur. As a result of the varying sulphur content of the mill feed, the processing rate will range from 18,000 tonnes per day (high sulphur) to 24,000 tonnes per day (low sulphur). The rest of the process plant is designed to handle the maximum process throughput. Modifications to one of the four autoclaves were carried out in December 2012 to implement design improvements and allow for higher throughputs, and are expected to be completed on the remaining three autoclaves in the first half of 2013. The first stage pit is located in the existing Monte Negro pit, which is fully operational with all access ramps in place.

Based on existing reserves and production capacity, the expected mine life is approximately 17 years (2013 – 2029) for mining and 34 years (2013 – 2046) for processing operations.

The tailings storage area is located in the El Llagal valley located approximately 4 kilometers south of the plant site. The starter tailings dam is constructed and in operation. The ultimate storage requirements of the tailings impoundment facility will continue to grow as additional resources are identified. The tailings storage area will contain all of the tailings, waste rock and HDS precipitate to be generated over the life of the Pueblo Viejo mine, and runoff water from the design flood event. With the increased resource base, additional tailings impoundment capacity will be identified and studied in 2013. In addition to solids storage, each cell in the tailings facility is sized to provide storage for an operating pond and for extreme precipitation events. The mine is situated in a seismically active area. The design of the dams at site was based on the maximum credible earthquake.

The Hatillo and Hondo Reservoirs supply fresh water for the process plant. Reclaimed water from the El Llagal tailings containment pond is used as a supplementary water supply.

Operational power requirements will vary but generally be less than 170 MW at a process rate of 18,000 tonnes per day to 200 MW at 24,000 tonnes per day. Power during commissioning and initial periods of operation has been sourced, in part, from the national grid under a power purchase agreement with Empresa Genedora de Electricidad Haina S.A., a major Dominican generating company (“Haina”)

and in part from temporary generators already set up on site, capable of approximately 40 MW of output. To support the deliveries of power by Haina, PVDC will sell the output of the PVDC owned Monte Rio power plant, with a name plate capacity of approximately 100 MW, to Haina. During mine operation, emergency power will be provided by diesel generators that support critical loads.

Construction of a 215 MW Wartsila combined cycle reciprocating engine power plant together with transmission infrastructure is in progress. The power plant is located near the port city of San Pedro de Macoris on the south coast and will provide the long-term power supply for the Pueblo Viejo mine. The plant will be dual fuel and initially will be operated on heavy fuel oil (“HFO”) with the capability to convert to liquefied natural gas (“LNG”) in the future if a supply becomes feasible. The HFO will be delivered at an existing HFO off-loading facility in the harbor at San Pedro and delivered to the plant by a 7 km fuel pipeline. The plant will be connected to the site by an approximately 100 km long transmission line. The plant will be phased into service in 2013 with full operation in combined cycle expected by mid 2013.

Environment

In September 2005, PVDC completed a Feasibility Study on the Pueblo Viejo mine. An Environmental Impact Assessment (“EIA”) for the mine was completed in late 2005 and presented to the Dominican State in November 2005. Approval of the EIA was received in December 2006 from the Ministry of Environment. An Expansion Environmental Report was filed in 2008 and approved in December 2010. An Environmental and Social Impact Analysis for the power plant and associated fuel supply and transmission line was submitted to Dominican Republic government on January 3, 2012 and was approved on March 27, 2012. The government approved preliminary earth works and site preparation on December 26, 2011. In 2012, all activities at Pueblo Viejo were, and have continued to be, in compliance in all material respects with applicable corporate standards and environmental regulations.

The Pueblo Viejo mine is designed to mitigate potential environmental impacts. In order to prevent and control spills and protect water quality, the mine utilizes multiple levels of spill containment procedures and routine inspection and monitoring of its facilities.

The Pueblo Viejo mine site is affected by a number of significant legacy environmental issues resulting from the conduct of operations at site prior to Barrick’s involvement in the mine. Under the terms of the SLA, the Dominican State is obligated, at its sole cost and expense, to remediate and rehabilitate, or otherwise mitigate all historic environmental matters. PVDC has agreed to cover the capital costs related to such remediation up to $75 million. Subject to the verification of certain conditions, PVDC has agreed to act as an agent of the Dominican State to remediate the historical environmental liabilities that correspond to such State. However, upon PVDC giving the Dominican State a Project Notice, which was issued by PVDC in 2008, PVDC assumed the responsibilities for all historic environmental matters within the boundaries of the “Development Areas”, except for hazardous substances at the Rosario’s plant site which shall remain responsibility of the Dominican State. In addition, the Dominican State is required under the SLA, in compliance with the applicable Environmental and Social Guidelines and Policies, and at its sole cost and expense, to relocate and pay all indemnification and other compensation due to certain persons with valid claims to land within the Montenegro Fiscal Reserve. Under the SLA, PVDC and the Dominican State, respectively, have up until November 2014 to come into compliance with the historic environmental mitigation and remediation matters for which they are responsible under that agreement.

At December 31, 2012, the recorded amount of estimated future reclamation and closure costs that were recorded under IFRS as defined by IAS 37, and that have been updated each reporting period was $113.8 million (as described in Note 25 to the Consolidated Financial Statements). See “Environment and Closure.”

Exploration, Drilling and Analysis

As of December 31, 2012, the drill hole database used to support the development of mineral resources for the Pueblo Viejo property contains 2,039 drill holes, comprised of 774 diamond drill core holes, 64 reverse circulation, 331 percussion holes and 870 rotary samples. Samples totaling 161,793 meters from diamond drill holes, 53,812 meters from rotary drill holes, 8,518 meters from percussion holes, and 10,002 meters from reverse circulation have been collected. In addition 3,696 closed spaced reverse circulation grade control drill holes, totaling 126,232 meters were used to estimate the gold, copper and silver resources. The drill hole spacing is variable, ranging from 50 to 70 meters.

Pueblo Viejo samples were analyzed for gold, silver and copper by independent laboratories in Santiago, Chile and Peru. The quality assurance procedures and assay protocols followed by Barrick in connection with drilling and sampling on the Pueblo Viejo property conform to industry accepted quality control methods.

Quality control and assurance protocols included controls during sampling, transport, laboratory preparation and analysis. All samples remained in the possession of Barrick employees until delivery to third party laboratories. A final check by statistical means indicated that sampling methodologies were accurate and precise without contamination. Only when all data was checked were results introduced into the data base. All of these reviews concluded that Pueblo Viejo’s quality assurance, data verification and quality control procedures meet or exceed industry standards. Additionally, the data base was checked against the original data before use in the reserve model.

Regular internal auditing of the mineral reserve and mineral resource estimation processes and procedures are conducted.

Royalties and Taxes

Under the SLA, PVDC is obligated to make the following payments to the Dominican Republic: certain fixed payments due upon achieving certain milestones; a Net Smelter Return Royalty of 3.2%; a Net Profits Interest of 28.75%; a 25% tax on income, and a withholding tax on interest paid on loans and on payments abroad. In addition, an Environmental Reserve Fund to be held in an offshore escrow account is to be funded during operations until the escrowed funds are adequate to discharge PVDC’s closure reclamation obligations.

On February 27, 2013, President Medina of the Dominican Republic, in his first Independence Day speech to the National Assembly, announced that the government would submit to Congress a bill that would establish a tax on “unforeseen income” of mineral-exporting companies unless PVDC would promptly agree to the government’s demands to increase the benefits to the government under the SLA. In recent months, certain members of the Dominican Congress, including the President of the House of Deputies, had expressed a desire to accelerate and increase the benefits that the Dominican Republic will derive from the mine. The Company, while fully reserving its rights under the SLA, which cannot be unilaterally altered, has engaged in dialogue with representatives of the government in an effort to achieve a mutually acceptable outcome. This could potentially involve a renegotiation of the SLA and/or the imposition of other measures, for instance to provide for prepayment of taxes in the earlier years of the mine life, and could have a significant negative effect on project economics and, in particular, the distribution of profits and cash flows of the mine. To date the parties have been unable to reach agreement. The government has threatened to take unilateral action, such as introducing the “unforeseen income” tax announced by the President or blocking the export of minerals. Such actions would constitute a violation of the SLA, which provides for international arbitration of disputes under the Arbitration Rules of the International Chamber of Commerce. Any such actions taken by the government in an effort to extract greater revenues would negatively affect the profitability and cash flow of the mine. The potential operational impacts of any such action are difficult to predict at this time. Depending on the nature and extent of any unilateral actions that the government may take, the Company could, among other things, decide to curtail, or suspend production at the mine, or to pay the tax under protest, while pursuing its rights under international arbitration.

On March 13, 2013, customs authorities in the Dominican Republic prevented PVDC from exporting a shipment of gold and silver from the Pueblo Viejo mine. The shipment was subsequently released and shipped out of the Dominican Republic on March 18, 2013. To date, subsequent shipments have been successfully completed without significant delay. See “Legal Matters – Government Controls and Regulations.”

Financing

During 2010, PVDC secured a variable rate $1.035 billion loan facility for the Pueblo Viejo mine. Barrick and Goldcorp have each provided a guarantee for the loan, in proportion to their ownership interests in the project, until the mine has achieved specified operational and technical requirements, after which the loan will become non-recourse. This facility is insured for political risks by Export Development Corporation of Canada. Substantially all the assets of PVDC, including the Pueblo Viejo mine property and related assets, have been pledged as security under the loan. The effective interest cost for 2012 was 4.06%. As of December 31, 2012, PVDC had drawn $940 million (100% basis) of the facility.

Production Information

The following table summarizes certain production and financial information for the Pueblo Viejo mine (Barrick’s proportional share) for the period indicated:

Year ended December 31, 2012(1)
Tons mined (000’s)	10,638
Tons of ore processed (000’s)	490
Average grade processed (ounces per ton)	0.147
Ounces of gold produced (000’s)	67

(1)	Barrick’s proportional share prior to commercial production.

The diagram on the following page sets out the design and layout of the Pueblo Viejo mine.

Lagunas Norte Mine

General Information

The Lagunas Norte mine is an open pit, heap leaching operation. The mine is located in the Alto Chicama mining district and is 140 kilometers east of the coastal city of Trujillo, Peru, and 175 kilometers north of Barrick’s Pierina mine. The property is located on the western flank of the Peruvian Andes and is at an elevation of 4,000 to 4,260 meters above sea level. The area is considered to have a mountain climate. Generally, the climate of the area does not impact on the mine’s operations. Vegetation consists of small shrubs and grasses. The property is accessible year round by road from both Trujillo and Huamachuco, Peru. The mine has approximately 720 employees and 2,890 contractors.

The Alto Chicama region has been actively mined for coal since the 19th century, principally for domestic consumption. In 1990, Minero Peru S.A., the State mining company, constructed a camp to re-evaluate the previous coal operations. The Alto Chicama region hosts a low-grade anthracite coal deposit, but it was not developed due to the availability of cheaper sources of energy elsewhere.

In 2002, Barrick acquired the three primary mining concessions, named “Derechos Especiales del Estado No. 1, 2 and 3”, respectively, from Centromin pursuant to an international bid process. In 2004, these three concessions were consolidated into a single mining concession called “Acumulación Alto Chicama” with an extension of 18,002 hectares, within which the existing open pit and process plant are located. Three additional mining concessions named “Los Angeles”, “Lagunas 15” and “Lagunas 16” were subsequently acquired directly by Barrick. The Alto Chicama mining property encompasses the above mentioned four mining concessions totaling 19,774 hectares. The mining rights have an expiry date if production is not commenced within certain timeframes. Additionally, to keep the mining rights in good standing, rights holders are required to pay annual land fees (currently $3.00 per hectare) and additional penalty payments during any period the properties are not in production. Currently, production activities are being carried out on the Acumulación Alto Chicama. Sufficient surface rights have been obtained for current operations at the property.

Peruvian authority approval of both the mine’s Environmental Impact Assessment (“EIA”) and principal construction permit were received in April 2004. Barrick commenced construction of the mine facilities in April 2004. In June 2005, Barrick obtained approval from the Peruvian authorities with respect to mine production start-up. Total capital construction cost for the mine was $323 million. All material permits and rights to conduct the operation of the Lagunas Norte mine have been obtained and are in good standing.

On December 29, 2004, Barrick entered into a Legal Stability Agreement with the Peruvian government. The Legal Stability Agreement provides increased certainty with respect to foreign exchange and the fiscal and administrative regime for 15 years. The 15 year period commenced January 1, 2006.

In February 2010, Barrick filed an amendment to the EIA which proposed certain modifications to some of the mine facilities at the Lagunas Norte mine. This EIA amendment was duly approved by the environmental mining authority on August 6, 2010. Barrick is currently carrying out construction of a new leach pad (Phase 5), carbon-in-column (CIC) process plant and new operational ponds. Barrick expects to complete these construction activities in 2014.

Expansions of the open pit, waste dump and leach pad areas will be required to extend the mine life for two additional years. A new EIA is currently being prepared, which Barrick expects to submit to the authorities in 2014.

Geology

The regional geology of the Alto Chicama area is dominated by a thick sequence of Mesozoic marine clastic and carbonate sedimentary rocks and andesitic and dacitic volcanic rocks of the Tertiary Calipuy Group. The Mesozoic sequence is unconformably overlain by the Tertiary Calipuy volcanic rocks and cut by numerous small intrusive bodies. The Mesozoic sequence has been affected by at least one and probably two stages of compressive deformation during Andean orogenesis.

The Lagunas Norte mineralization occurs on the 185 square kilometer Alto Chicama property. The mineralization is of the high sulphidation type. It is disseminated and hosted in variably brecciated sedimentary rocks as well as in volcanic breccias and tuffs. The mineralization outcrops and has been defined by drilling over an area of 1,000 meters long by 2,000 meters width and up to 300 meters depth.

Mining and Processing

The orebody is being mined as an open pit, truck-and-shovel operation, at an average mining rate of 94,000 tonnes per day. Ore is crushed and then transported via truck to the leach pad and run-of-mine ore is transported directly to the leach pad at an average rate of 63,000 tons per day. Gold and silver recovered from the leached ore is smelted into doré on-site and shipped to an outside refinery for processing into bullion. Power is provided by a utility company through a 138 kilovolt line connected to the Trujillo Norte substation, located in the coastal city of Trujillo, approximately 95 kilometers from the mine. The East waste dump and leach pad facilities are contained within one valley, limiting potential environmental impacts. Water for process use is taken from two small lagoons fed by rain-captured water pursuant to authorizations granted by the water authority. The effects of the operation on surface water and ground water resources are carefully monitored and controlled to ensure that residents downstream of the site are not adversely affected. Barrick has obtained property rights for the surface land required for the operation of the Lagunas Norte mine. Based on existing reserves and production capacity, the expected mine life extends until 2022.

In 2012, mining activity at the Lagunas Norte mine focused on Phase 5 (located at the east part of the orebody), Phase 6 (located at the west part of the orebody) which is a high grade area of the mine site and Phase 8 (located at the west side of the orebody). The 2013 mine plan includes mining activity in Phases 7 and 9 (phases with greater content of clean ore).

Environment

Lagunas Norte’s operating facilities were designed to mitigate environmental impacts. The operations have processes, procedures or facilities in place to manage hazardous substances potentially harmful to the environment. Lagunas Norte’s heap leaching process, for example, operates entirely as a closed circuit. In order to prevent and control spills and protect water quality, the site uses multiple levels of spill containment, infrastructure and procedures as well as field controls like daily inspections and water and air monitoring. The site also has many programs to reuse and conserve water in all its processes. In order to mitigate the impact generated by dust, the site uses several different dust suppression techniques.

In 2012, Lagunas Norte maintained the International Cyanide Code Management certification and its ISO 14001 certification.

An updated closure plan was presented to the Peruvian Ministry of Energy and Mines and approved on November 15, 2011. At December 31, 2012, the recorded amount of estimated future reclamation and closure costs that were recorded under IFRS as defined by IAS 37, and that have been updated each reporting period was $139.0 million (as described in Note 25 to the Consolidated Financial Statements). See “Environment and Closure.”

Exploration, Drilling and Analysis

In 2012, approximately 7,400 meters in 41 holes were drilled. Spacing ranged from 50 to 100 meters. The objectives of the 2012 drilling program were to complete in-fill reverse circulation to confirm mineralization continuity and increase geological information as part of ongoing definition. As a result of budgetary constraints, no infill drilling is scheduled for execution in 2013.

As of December 31, 2012, a total of 1,572 holes and 240,835 meters have been drilled at Lagunas Norte with approximately 58,900 meters of reverse circulation and over 181,944 meters of diamond drill. The drilling program at Lagunas Norte has been completed at an average of approximately 50 meter centers. Drill hole collars have been surveyed, and down-hole Sperry Sun surveys conducted on the holes, with data collected approximately every 50 meters and down hole Maxibor II surveys and Gyrosmart surveys conducted on the holes of the 2008 and 2009 drilling campaigns respectively, with data collected approximately every 3 meters. Down hole Deviflex surveys and ReflexGyro surveys were conducted on the holes from the 2010 to 2012 drilling campaigns respectively, with data collected approximately every 3 meters. Core is placed in metal trays at the drill site and transported to the core facility. Geological logs of all core and rock chips are then compiled on handheld computers, using standardized rock codes and descriptive information developed by Barrick geologists. Data recorded on the handheld computers are downloaded to the main server at the end of every shift, reviewed, field checked if necessary, and then incorporated into the main database. Generally, sample lengths vary from 0.3 meters to 4.0 meters. A total of 177,413 samples have been taken during these drill programs. The average sample length is 1.5 meters.

During the exploration and definition stages of the drilling, all samples were prepared on-site and fire assayed at an independent laboratory in Lima, Peru. During 2012, the preparation and analysis of samples were performed in an external laboratory. Quality assurance, data verification and quality control procedures are reviewed by Barrick’s Technical Services Department who have been responsible for the insertion of standards, duplicates and check assay controls which have been employed since early exploration at the Lagunas Norte mine site.

Regular internal auditing of the mineral reserve and mineral resource estimation processes and procedures are conducted.

Royalties and Taxes

Under the terms of the agreement with Centromin, Barrick paid Centromin an advance contractual royalty of $2 million, which was credited against Centromin’s retained net smelter royalty of 2.51% in 2005. In December 2006, Centromin transferred all of its rights and obligations (including the foregoing royalty) with respect to the mine to Activos Mineros S.A.C, a State mining company (“Activos”). In 2012, $31 million was paid to Activos under the terms of this royalty.

Under the terms of the Legal Stability Agreement which includes tax stability, Barrick is required to pay national and municipal taxes in effect at December 29, 2004 and is subject to a 32% income tax rate instead of the 30% general rate.

On October 20, 2011, Barrick signed an agreement with the Peruvian Government under which it voluntarily committed to pay on a quarterly basis the Special Mining Contribution (“SMC”) approved by Law No 29790 until the expiration of the Legal Stability Agreement. The SMC is assessed on a sliding scale ranging from 4% to 13.12% based on operating income margin. The agreement will remain in force until December 31, 2020. The SMC paid for 2012 was $44.8 million.

Financing

Minera Barrick Misquichilca S.A. (“MBM”), a wholly-owned subsidiary of Barrick, has established a number of capital lease programs with certain financial institutions to partially finance the construction of certain assets at Lagunas Norte. At December 31, 2012, the aggregate amount outstanding under these capital lease programs was $140 million. The average interest rate in 2012 for the aggregate capital leases was LIBOR plus 2.71%.

In November 2004, MBM filed an initial shelf prospectus relating to up to $150 million aggregate principal amount of bonds with CONASEV, the National Supervisory Commission of Companies and Securities in Peru. As of December 31, 2012, MBM had issued $100 million aggregate principal amount of bonds. MBM used all the proceeds from the bond issuance for mine development and general corporate purposes. The effective interest rate in 2012 for the first bond issuance of $50 million was LIBOR plus 1.7% and the effective interest rate in 2012 for the second bond issuance of $50 million was LIBOR plus 1.5%. MBM repaid the second bond issuance of $50 million in May 2012.

Production Information

The following table summarizes certain production and financial information for the Lagunas Norte mine for the periods indicated:

	Year ended December 31, 2012	Year ended December 31, 2011
Tons mined (000’s)	34,421	30,898
Tons of ore processed (000’s)	22,634	21,334
Average grade processed (ounces per ton)	0.037	0.043
Ounces of gold produced (000’s)	754	763
Average total cash costs per ounce (1)	$318	$269

(1)	For an explanation of total cash costs per ounce, refer to “Non-GAAP Financial Measures.”

The diagram on the following page sets out the design and layout of the Lagunas Norte mine.

804000
806000
9124000
9122000
9120000
9118000
N
East
Waste Dump
West
Waste
Dump
Lagunas
Norte Pit
Camps
Current
Leach Pad
New
Leach Pad
BARRICK
Mine Layout
Lagunas Norte
EIA 2010
Legend
Open Pit
Benefitiation Concession

Veladero Mine

General Information

The Veladero mine is an open pit mine using heap leaching. The Veladero mine includes the mining of gold and silver from two original open pits: the Filo Federico pit and the Amable pit. Waste stripping at a third open pit, called Argenta, commenced in 2010. The Argenta pit is located in the south east sector of the leach field in the mining operation. For processing, the new pit currently uses a mobile crushing system and a new waste dump nearby. The rest of the processing is carried out at the mine’s current facilities. No additional water is required for the Argenta pit. Barrick implemented a comprehensive recruitment and training program for personnel required for the operation prioritizing the local labor market. The mine has approximately 1,260 employees and 2,555 contractors.

Following a competitive bidding process completed by the Provincial Mining Exploration and Exploitation Institute (“IPEEM”) in 1994, AGC, a Canadian exploration company, was awarded exploration rights to Veladero. AGC then entered into a joint venture agreement with Lac Minerals Ltd. (“Lac Minerals”), which was acquired by Barrick a short time later. In 1995 AGC assigned its interest to its subsidiary in Argentina, Minera Argentina Gold S.A. (“MAGSA”), and from 1996 through 1998 the MAGSA/Barrick joint venture successfully explored Veladero. In early 1999, Homestake acquired AGC. The December 2001 merger of Homestake and Barrick resulted in Barrick gaining 100% indirect control of Veladero through MAGSA and Barrick Exploraciones Argentina S.A. (“BEASA”).

Full construction of the Veladero mine commenced in the fourth quarter of 2003 and the first gold pour occurred in September 2005. The Veladero property is located entirely in San Juan Province, Argentina, immediately to the south of Barrick’s Pascua-Lama project, approximately 360 kilometers by road northwest of the city of San Juan. The mine site is located at elevations of between 3,900 and 4,800 meters above sea level. Vegetation is sparse. The area is considered to have a sub-arid, sub-polar, mountain climate. During the winter months, extreme weather may create a challenging operating environment. Recognizing this issue, the potential impact of possible extreme weather conditions, to the extent possible, has been incorporated into the mine’s operating plan. Access to the property is via a combination of public highways and an upgraded private gravel road.

From 2009, after the signature in July 2003 of Addendum N° 3 to the Exploitation Contract between IPEEM and MAGSA, now a subsidiary of Barrick in Argentina, the Veladero mine comprises the following mining properties: (i) the Veladero mining group, consisting of eight mining concessions owned by IPEEM and operated by MAGSA pursuant to applicable provincial law and the Exploitation Contract, and (ii) the Filo Norte mining group, consisting of five mining concessions owned by MAGSA, which are: a) Ursulina Sur; b) Florencia 1; c) Gaby M; d) Río 2 and e) Río 3. With the execution of Addendum N° 3, the Veladero mining properties cover an area of approximately 14,420 hectares.

Pursuant to the Argentina Mining Code, mining concessions do not have an expiry date, however, to keep them in good standing concession holders are required to pay certain annual fees and meet minimum capital investment requirements. As of December 31, 2012, the Veladero mine has complied with these requirements with respect to its current mining properties.

Sufficient surface rights have been obtained for current operation at the property. Barrick has an undivided 90% interest in “Campo Las Taguas”, which encompasses the surface property affected by Veladero’s mining facilities. With respect to the 10% interest of “Campos Las Taguas” owned by third parties, Barrick and IPEEM have obtained all necessary easements for access over surface property. Certain other mine related facilities are located in Campo Colangui, which is also owned by Barrick. The Argenta pit is also located at the Campo Las Taguas.

The Veladero mine received environmental impact study (“EIS”) approval in November 2003 from the Mining Authority of the San Juan Province. This study has since been updated in each of 2005, 2007, 2009 and 2011. A new update will be carried out in 2013. Additional permits required for the mine’s current operation, such as water concessions and hazardous substances handling, have been obtained, and some are in the process of being renewed. Barrick expects to obtain such renewals in due course. The fourth update of the EIS, which incorporates an expansion of the mineral leaching system of the mine, was submitted in September 2011 and is under evaluation by the Provincial authority. Other sectorial permits associated with the mine’s expansion, such as expansion of leach pad areas and modification of the current outline of the diversion channels of the Protrerillos river, among others, have been granted by the relevant authorities.

Geology

The Veladero deposit is situated at the north end of the El Indio Gold Belt, a 120 kilometer by 25 kilometer north-trending corridor of Permian to late Miocene volcanic and intrusive rocks.

The Veladero deposit is an oxidized, high sulfidation gold-silver deposit hosted by volcaniclastic sediments, tuffs, and volcanic breccias related to a Miocene diatreme-dome complex. Disseminated precious metals mineralization forms a broad, 3 kilometer long by 400 meter to 700 meter wide tabular blanket localized between the 4,000 and 4,350 meter elevations. The mineralized envelope encompassing greater than 0.4 grams per tonne gold is oriented along a 345°-trending regional structural corridor. Higher grade zones within this envelope occupy northeast-striking faults and fracture zones. Hydrothermal alteration is typical of high sulfidation gold deposits, with a silicified core grading outward into advanced argillic alteration, then into peripheral argillic and propylitic alteration haloes. Gold occurs as fine native grains, and is dominantly associated with silicification and with iron oxide or iron sulfate fracture coatings. Silver mineralization is distinct from gold, and occurs as a broader, more diffuse envelope, probably representing a separate mineralizing event. Copper and other base metals are insignificant, and sulphide mineralization is negligible. Principal controls on gold mineralization are structures, brecciation, alteration, host rocks, and elevation.

The Veladero deposit comprises four orebodies: Amable in the south; Cuatro Esquinas in the center; Filo Federico in the north and Argenta. Much of the Veladero deposit is covered by up to 170 meters of overburden.

A variety of volcanic explosion breccias and tuffs are the principal host rocks at the two northern orebodies, where alteration consists of intense silicification. The Amable orebody is hosted within bedded pyroclastic breccias and tuffs, which are affected by silicification and advanced argillic alteration.

The Argenta orebody is located approximately 7 kilometers south east of the leach pad. The genesis of the geology for Argenta is similar to the other Veladero orebodies. The lithology comprises a series of breccias and tuffs with an intensive silicification process, which overprints the primary texture. Gold is associated to silver and vuggy silica hosts most of the mineralization.

Mining and Processing

The Veladero mine is an open pit mine with a valley-fill heap leach operation and two-stage crushing process. Recovered gold is smelted into doré on-site and shipped to an outside refinery for processing into bullion. Current crushing capacity at the Veladero mine (not including mobile crushing) is 84,483 tons per day. Veladero self generates electric power using a diesel power plant (permanently-installed diesel-generator sets) with a 9.5 megawatt capacity in Veladero I and 3.8 megawatt capacity in Veladero II; adding a further 6.8 megawatt capacity (PLS and Booster pumps project) in Veladero III, and a 2-megawatt wind-generation turbine. Based on existing reserves and production capacity, the expected mine life is approximately 14 years (2013-2026).

In April 2011, the Argentinean government implemented import controls on a greater number of goods. Delays associated with these import controls have the potential to affect certain aspects of Veladero’s operations, such as maintenance and new construction that are dependent on imported goods. Barrick’s activities were not impacted by these measures in 2012.

In October 2011, the Argentinean government issued Decree 1722, which requires crude oil, natural gas, and mining companies to repatriate and convert all foreign currency revenues resulting from export transactions into Argentine pesos. A bank transaction tax of 0.6% will apply to the subsequent conversion of pesos to foreign currencies in transactions that would otherwise have been executed using offshore funds.

Environment

In November 2005, Barrick submitted the first biannual update of the Veladero EIS to the San Juan mining authority. Biannual updates were approved in April 2007, March 2009 and October 2010. In September 2011, the fourth biannual update of the Veladero EIS was submitted to the San Juan mining authority. This update outlines the environmental management results for the 2009 to 2010 period, updates glacier-related information and assesses an expansion of the leach pad facility. This document is currently under review and Barrick expects to obtain its approval in due course.

Veladero’s operating facilities have been designed to minimize and mitigate environmental impacts. The operations have processes, procedures or facilities in place to manage substances that have the potential to be harmful to the environment. Veladero’s heap leaching process, for example, is designed to operate entirely as a closed circuit with no discharge to the environment. In March 2013, an accumulation of solution within the leach pad collection system was identified. Pumping rates were increased to reduce the accumulated solution, recirculating the same to the pad. The situation was reported to the appropriate local authority, which performed a site inspection. Veladero is implementing certain measures requested by the local authority following that inspection. In order to prevent and control spills and protect water quality, the mine utilizes multiple levels of spill containment procedures and routine inspection and monitoring of its facilities. The mine also has various programs to reuse and conserve water at its operations. In order to mitigate the impact of dust produced by its operations, the mine uses several different dust suppression techniques.

In August 2007, Barrick obtained ISO 14001 certification for the entire Veladero operation, and in November 2007, the Veladero operation obtained International Cyanide Management Code certification. In 2011, Veladero was recertified under both ISO 14001 and the International Cyanide Management Code.

On September 30, 2010, the National Law on Minimum Requirements for the Protection of Glaciers was enacted in Argentina, and came into force in early November 2010. The federal law bans new mining exploration and exploitation activities on glaciers and in the “peri-glacial” environment, and subjects ongoing mining activities to an environmental audit. If such audit identifies significant impacts on glaciers and peri-glacial environment, the relevant authority is empowered to take action, which according to the legislation could include the suspension or relocation of the activity. In the case of the Veladero mine, the competent authority is the Province of San Juan. In late January 2013, the Province announced that it had completed the required environmental audit, which concluded that Veladero has not impacted glaciers or periglaciers.

In November 2010, the Federal Court in San Juan granted injunctions, based on the unconstitutionality of the federal law, suspending its application in the Province and in particular to Veladero, pending consideration of the constitutionality of the law by the Supreme Court of Argentina. In July 2012, the Supreme Court of Argentina overturned the injunctions but has not yet ruled on the constitutionality of the federal law. See “Legal Matters – Legal Proceedings – Argentine Glacier Legislation and Constitutional Litigation.”

At December 31, 2012, the recorded amount of estimated future reclamation and closure costs that were recorded under IFRS as defined by IAS 37, and that have been updated each reporting period was $53.2 million (as described in Note 25 to the Consolidated Financial Statements). See “Environment and Closure.”

Exploration, Drilling and Analysis

During 2012, 12 reverse circulation drill holes were performed for a total of 3,838 meters in the Federico area in order to increase reserves and resources, and provide upgraded information for the block model. For the Amable pit, a total of 2,690 meters of reverse circulation drilling comprising 11 drill holes was conducted in 2012. The objective of the program was to increase reserves and resources. No drilling was performed in the Argenta Pit during 2012.

The 2012 exploration plan included a testing drilling program outside the final pit limit boundary but within the authorized mine property. This program comprised one diamond drill hole in the Fabiana area totalling 350 meters, seven diamond drill holes at Cerro Colorado area totaling 1,727 meters, two diamond drill holes at Cerro Pelado area totalling 298 meters, one diamond drill hole at Canito area totalling 400 meters, and no diamond drill holes in the Lebory area.

At December 31, 2012, the Veladero drilling database (including Argenta) comprises 295,091 meters of reverse circulation drill holes and 52,244 meters of diamond core drill holes and a total of 3,975 meters of channel samples from declines. Drill spacing within mineralized zones varies from 30 meters to 100 meters, and averages approximately 35 meters in the main pit.

Sampling has been done with reverse circulation and core drill holes. Reverse circulation samples were collected on 1 meter intervals.

Rock chip samples are delivered by mine personnel to the ACME Analytical Laboratories sample preparation facility at the mine, where the lab assumes sample custody. Veladero’s standard assay protocol for rock chips involves initial assaying for gold by fire assay fusion of a 50 gram pulp and analysis by atomic absorption. Analytical results are received from the lab in an electronic format and are entered into the database.

Veladero’s quality assurance and quality control program utilizes field blanks to monitor contamination, pulp standards to monitor accuracy, and field duplicates, preparation duplicates and pulp duplicates to monitor precision. Quality control samples are included with sample submittals from reverse circulation chips, drill core, and chip or channel sampling. A detailed quality control report is prepared at least annually, or after each major sampling program is completed. External quality assurance and quality control reviews have been conducted periodically. All of these reviews concluded that Veladero’s quality assurance, data verification and quality control procedures meet or exceed industry standards.

Regular internal auditing of the mineral reserve and mineral resource estimation processes and procedures are conducted.

Royalties and Taxes

Pursuant to federal legislation which implemented law 24.196 in May 1993, and provincial legislation adhering to the same, operating mines are required to pay to the Provincial government a royalty of up to 3% (“Boca Mina”) for minerals extracted from Argentinean soil. This “Boca Mina” is defined as the sales value of the extracted minerals less certain permitted expenses. In addition to the above-mentioned royalty, under the terms of the Exploitation Contract between Barrick and IPEEM, a 0.75% “Boca Mina” royalty is payable to IPEEM for the metals produced from the Veladero property, including future production from the Argenta deposit.

Finally, and only for the Argenta deposit, an additional royalty equivalent to 1.5% on sales calculated on estimated life-of-pit production and a gold price of $1,500 per ounce was levied in the first quarter of 2012, payable to a Provincial development trust fund under the terms of the approved EIS.

In June 2011, the Provincial government and mining companies operating in San Juan Province, including MAGSA, signed a responsible mining agreement under which the mining companies agreed not to deduct certain expenses when calculating their 3% Provincial royalty. In October 2011, Barrick and IPEEM agreed to modify the calculation of the 0.75% royalty payable to the IPEEM under the Exploitation Contract using the same criteria, thus effectively changing the royalty calculation to 0.75% of gross sales of doré.

Veladero’s export of gold doré is currently subject to a 5% export duty.

Production Information

The following table summarizes certain production and financial information for the Veladero mine for the periods indicated:

	Year ended December 31, 2012	Year ended December 31, 2011
Tons mined (000’s)	92,475	97,138
Tons of ore processed (000’s)	30,528	34,937
Average grade processed (ounces per ton)	0.032	0.037
Ounces of gold produced (000’s)	766	957
Average total cash costs per ounce (1)	$510	$353

(1)	For an explanation of total cash costs per ounce, refer to “Non-GAAP Financial Measures.”

The diagram below sets out the current mine facilities and planned expansion:

Zaldívar Mine

General Information

Zaldívar is an open pit heap leach copper mine located in northern Chile. The mine is located in the Andean Precordillera in Region II of northern Chile, approximately 1,400 kilometers north of Santiago and 196 kilometers southeast of the port city of Antofagasta. The site is accessible by highway from the port of Antofagasta. The Antofagasta-Salta railway also services the site. Zaldívar employs approximately 855 employees and 1,230 contractors.

The climate is characterized by very low relative humidity and practically no precipitation and has little impact on the mine’s operations. The surface topography lies at an average elevation of 3,200 meters above mean sea level. There is little or no vegetation. The property is within a 1,295-hectare claim area covered by 248 exploitation concessions. Exploitation concessions are registered in the Conservador de Minas (Mining Property Registrar) and Sernageomin (National Service of Geology and Mines). Sufficient surface rights have been obtained for current operations at the property. The mining and surface rights have no expiry date as long as the applicable annual land payments are made. Environmental permits are issued and registered with the Conama (National Environmental Commission). Barrick has all material permits and rights necessary to conduct the operation of the Zaldívar mine.

In 1979, the initial declaration or statement of discovery (manifestación minera) was presented to the First Civil Court of Antofagasta by Mr. Pedro Buttazzoni Alvarez. In 1981, Mr. Buttazzoni, through his company Sociedad Contractual Minera Varillas (“SCMV”), formed the company Sociedad Legal Minera

Zaldívar 262 de Zaldívar. Shareholders in this new company were: SCMV, 88.33%, and Minera Utah de Chile Inc. and Getty Mining (Chile) Inc. jointly holding the other 11.67%. In 1989, as a result of various transactions during the previous eight years, SCMV held 51% and Minera Escondida Limitada owned the other 49%. In March 1989, the mining rights were sold to Sociedad Minera La Cascada Limitada (“SMCL-Pudahuel”). In that same year, a sales contract was executed between SMCL-Pudahuel and Outokumpu Resources (Services) Limited (“Outokumpu”). The mining claims were then transferred to Minera Outokumpu Chile Limitada in November 1989. Outokumpu announced the formation of a 50/50 joint venture with Placer Dome in December 1992, at which time a joint venture company, Compañía Minera Zaldívar (“CMZ”), was formed. Commercial production began in November 1995, after completion of construction at a cost of $574 million. Placer Dome acquired the remaining 50% interest in CMZ from Outokumpu effective December 13, 1999 at a cost of $251 million. Barrick acquired Zaldívar in connection with its acquisition of Placer Dome in March 2006. Based on existing reserves and production capacity, the expected mine life is approximately 16 years.

Geology

The Zaldívar porphyry copper deposit is situated on the western margin of the Atacama Plateau in northern Chile. The deposit is part of a large Tertiary porphyry copper system which includes the Escondida porphyry copper deposit. This porphyry complex occurs within the large West Fissure structural system which controls most of the large porphyry copper deposits in Chile. The Zaldívar porphyry system is at the intersection of the West Fissure and a series of Northwest and Northeast striking faults. The deposit is generally centered on a Northeast striking granodiorite porphyry body that intrudes andesites and rhyolites, and cuts across the north-south striking Portezuelo fault. Although the geology and the Zaldívar mineral deposit are generally continuous from east to west, the orebody was arbitrarily divided into two zones: the Main zone (area east of 93,000E) and the Pinta Verde zone (area west of 93000E).

The Zaldívar orebody contains both sulphide and oxide copper mineralization. The majority of the copper occurs in a blanket of oxide (covering an area of approximately 2 kilometers by 1.5 kilometers with an average thickness of approximately 90 meters) and secondary sulphide ore (covering an area of approximately 2.5 kilometers by 1.5 kilometers with variable thickness from a few meters in the southwest extremity to over 300 meters in the northeast extremity) which overlays deeper primary sulphide mineralization of lower grade. The economically important mineralization types are secondary sulphide (chalcocite), oxide (brochantite and chrysocolla) and a mixed mineralization type of combined sulphide and oxide copper minerals. Primary sulphide mineralization consists of pyrite, chalcopyrite, bornite and molybdenite.

In the Main zone orebody, to the east of the Portezuelo fault, rhyolite is the host rock and secondary sulphide mineralization is dominant (85% to 90%) with the balance of the copper present as oxide minerals. West of the fault, andesite and granodiorite are the host rocks and the copper is present as a mixture of both oxide and secondary sulphide minerals.

Mining and Processing

The mine plan contemplates mining the remaining mineral reserves from the open pit in six stages, referred to as Stage 6 through to Stage 11. During 2012, ore production came from Stage 10. Conventional methods of open pit mining are used. During 2012, Zaldívar focused on improving operational efficiencies and reliability of key process crushing and stacking productivity. For 2013, ore production is expected to come from Stage 10.

Pure cathode copper is produced by three stages of crushing and stacking of ore, followed by heap leaching and bacterial activity to remove the copper from the ore into solution. Run of mine dump leach material is placed on the old sulphide ore pad, and is also leached. A solvent extraction and electrowinning process then removes the copper from solution and produces the cathode copper. The electrowinning plant has been modified to produce 331 million pounds (150,000 tonnes) of cathode copper per year, 20% over the original design capacity. A flotation plant is also used to recover copper, in the form of copper concentrate, contained in the fine fraction of the crushed ore.

Copper recoveries and leaching kinetics have improved for treated ores by more than 20% in the last eight years and leach cycle times are currently approximately 365 days. Notwithstanding these improvements, declining head grades mean that more material must be placed on the leach pads and more capital investment is required to sustain current copper production rates. Zaldívar will concentrate on improving leaching kinetics and accelerating the oxidation of sulphide ores to minimize future capital requirements and maximize cathode production.

Process water is being supplied from ground water at Negrillar, 120 kilometers east of Zaldívar. Water is drawn from six production wells and pumped along the 120-kilometer route to a fresh water pond located near the tertiary crushing facility at the plant site. Zaldívar receives power from the SING, the regional electricity grid system, and purchases electricity from one of the electrical utilities operating on the SING system. A 230 kilometer transmission line was constructed in conjunction with Minera Escondida Limitada between the Zaldívar and Escondida plant sites and the SING system substation at El Crucero.

Environment

Zaldívar operates in an environmentally responsible manner to mitigate environmental impacts. Zaldívar’s heap leaching process, for example, operates entirely as a closed circuit with no discharge to the environment. There are programs that continuously monitor the process and surrounding areas, including leak detection wells, to detect any potential circuit failures.

Zaldívar has the necessary environmental permits to conduct lawful operations, which are primarily related to the original 1993 Environmental Impact Assessment (EIA) and a 2009 update of the same. In 2012, all activities at Zaldívar were, and have continued to be, in compliance in all material respects with applicable corporate standards and environmental regulations.

Zaldívar’s ISO 14001 and ISO 9001 certification was renewed in December 2012 for a three-year term. At December 31, 2012, the recorded amount of estimated future reclamation and closure costs that were recorded under IFRS as defined by IAS 37, and that have been updated each reporting period was $45.1 million (as described in Note 25 to the Consolidated Financial Statements). See “Environment and Closure.”

Exploration, Drilling and Analysis

The Zaldívar orebody has been extensively drilled. Reverse circulation drilling has been done in order to develop a geological model. Exploration drill holes are sampled at 2 meter intervals comprising whole core sampling. All holes are logged for lithology, alteration, mineralization and structure. In 2012, 63 reverse circulation holes were drilled for 20,287 meters. In addition, six diamond drill holes were drilled for 4,241 meters. The plan for 2013 is to drill 17 reverse circulation holes totaling 5,450 meters and four diamond drill holes totaling 2,000 meters.

Sampling and analysis of diamond and reverse circulation drill holes and blast holes comply with industry standards. Blank sample protocols are used in the normal row of samples sent to the Zaldívar laboratory. Controls exist on biases and the product is checked with the security sampling curves. As well, external laboratories have been used to verify results. Databases generated with these results are thoroughly reviewed and cross checked before being used in the mineral resource/mineral reserve estimation processes. All of these reviews concluded that Zaldívar’s quality assurance, data verification and quality control procedures meet or exceed industry standards.

Regular internal auditing of the mineral reserve and mineral resource estimation processes and procedures are conducted.

Special field controllers ensure that the samples collected for modeling and mineral resource estimation have been delivered under secure conditions to the laboratory.

Royalties and Taxes

The Zaldívar mine is not subject to any royalties.

In 2005, the Chilean Congress passed a mining sector specific tax of 5% on operating profits derived from the sale of mineral products. Companies protected from income tax increases under Chile’s DL 600 foreign investment law, which was the case for CMZ, which holds the Zaldívar mine, had the option to either wait for their DL 600 contract to expire, after which their investment would be subject to the tax, or renounce their status under the existing DL 600 regime, before November 30, 2005, and face a reduced 4% tax in return for a 12 year mining tax invariability clause. The tax honors all existing contracts between mining companies and the state, which are protected under Chile’s DL 600 foreign investment law, and would not be applied to such companies while their current tax contracts remain in force. In November 2005, CMZ opted out of its then current DL 600 regime and entered into the new DL 600 regime, the terms of which include the 4% tax and a 12 year tax invariability clause. Following the earthquake in Chile in the first quarter of 2010, the Chilean government presented a package of certain tax increases to the Chilean Congress for approval. With respect to corporate income taxes, a temporary first tier income tax increase from 17% to 20% in 2011, and 18.5% in 2012 was presented and approved by the Chilean Congress. The income tax changes were enacted in the third quarter 2010. On September 27, 2012, the Chilean government enacted Law No. 20,630 which changes the corporate tax rate from 18.5% to 20% for 2012 and future years.

In addition, in October 2010, the Chilean government enacted legislation for a new specific mining tax. Under the new specific mining tax, for new projects, the applicable rates would change from 5% of operating margin after depreciation to a range of 5% - 14% based on the level of operating margin. For those companies currently operating under a stabilized regime such as CMZ (stabilized at 4% until approximately 2017), the law contemplates an option to voluntarily apply a rate of 4% - 9% for 2010-2012, and then return to the stabilized rate of 4% until the current stability period ends, and obtain an extension of the stability period at rates in the range of 5% - 14% for an additional 6 years. In January 2011, CMZ voluntarily adopted the new specific mining tax which, as noted above, impacted CMZ’s tax rates for the 2010, 2011 and 2012 calendar years. The effective mining tax rate for CMZ was 5.6%, 4.5% and 3.6% for 2010, 2011 and 2012, respectively.

Production Information

The following table summarizes certain production and financial information for the Zaldívar mine for the periods indicated:

	Year ended December 31, 2012	Year ended December 31, 2011
Tons mined (000’s)	74,587	72,336
Tons of ore processed (000’s)	50,283	48,973
Average grade processed (% of TCu)	0.53%	0.52%
Pounds of copper produced (000,000’s)	289	292
Average C1 cash costs per pound (1)	1.62	1.50

(1)	For an explanation of C1 cash costs per pound, refer to “Non-GAAP Financial Measures.”

The diagram on the following page sets out the design and layout of the Zaldívar mine.

Secondary
Leach Pads
SX-EW
Dynamic Leach Pads
Railway
Dump Leach
Waste Dump
Waste Dump
Crusher
Mine Property
Current Pit
BARRICK
ZALDIVAR
Mine Layout

Lumwana Property

General Information

The Lumwana property is an open pit copper mine and conventional sulfide flotation processing facility located on the Central African Copperbelt in the North-Western Province of Zambia, approximately 65 kilometers west of the provincial capital of Solwezi and 400 kilometers northwest of the national capital of Lusaka. Access to the property is via a 10 kilometer road branching off the paved two-lane “T5” highway linking Lumwana and Solwezi to the Copperbelt and other parts of the North–Western Province. The property is characterized by gently rolling hills with elevations ranging from approximately 1,270 meters to approximately 1,410 meters above sea level within the general vicinity of operations. Vegetation consists of woodlands and wetlands are common along watercourses. The region has distinct dry (May to October) and wet (November to April) seasons. During the wet season, heavy rainfall reduces mine production, which is addressed through a stockpiling strategy that provides feedstock to the processing plant when open-pit ore is not accessible. Lumwana employs approximately 1,850 employees and 4,400 contractors.

Barrick acquired its 100% interest in the Lumwana property as part of the Equinox transaction completed in July 2011. See “General Information – Transactions.” Equinox earned an interest in the Lumwana property in 1999 by forming a joint venture with the Phelps Dodge Corporation (“Phelps Dodge”). In 2003, Equinox obtained a 51% interest in Lumwana Mining Company Limited (“LMCL”) by completing a feasibility study and investing in the exploration of the property and in 2004 Equinox acquired the remaining 49% interest in LMCL from Phelps Dodge for cash consideration. Equinox commenced production from the Lumwana mine in 2008. The contribution of Equinox’s operations, including the Lumwana property, has been consolidated into Barrick’s results effective June 1, 2011.

The operation of Lumwana is governed by the Mines and Minerals Act No. 7 of 2008 (“the 2008 Act”), the six Large Scale Mining Licenses that constitute the operation and a Development Agreement entered into between Lumwana and the Government of Zambia on December 16, 2005 (the “Lumwana Development Agreement”). The Lumwana Development Agreement provided for a 10-year stability period for the key fiscal and taxation provisions related to Lumwana, including a corporate tax rate of 25% and a mineral royalty of 0.6% of gross product. However, in 2008 and 2011, the Government of Zambia enacted tax changes in breach of the tax stability period contained in the Lumwana Development Agreement. See “Royalties and Taxes” below for additional information about the current fiscal and tax regime applicable to the Lumwana property and Lumwana’s position on the Government of Zambia’s breach of the tax stability provisions.

In 2012, the original mining licence (LML-49, covering an area of 1,265 km2 and granted on January 6, 2004 for 25 years) was subdivided into six licenses in order to comply with the maximum mining licence size restrictions of the 2008 Act. These licenses (8089-HQ-LML, 9000-HQ-LML, 9001-HQ-LML, 9002-HQ-LML, 9003-HQ-LML and 9004-HQ-LML) include two major copper deposits, Malundwe and Chimiwungo, together with numerous exploration prospects. The leases were granted for copper, cobalt, gold, silver, uranium and sulfur. Other conditions of the mining licences include customary provisions such as the requirement to obtain government approval of Lumwana’s proposed work program, development plan and environmental plan, and commitments regarding the employment and training of Zambians. Barrick has all material permits and rights necessary to conduct the operation of the Lumwana mine.

Lumwana also holds the long-term land title to 35,000 hectares of township and mine operating areas within the area of the mining leases. This land title, which is granted by the President and is the highest form of land tenure in Zambia, enables Lumwana to manage and administer the Lumwana surface rights. All material permits and rights to conduct the operation of the Lumwana mine have been obtained and are in good standing.

Geology

The Lumwana copper, cobalt, gold and uranium deposits of Malundwe and Chimiwungo are hosted within the Mwombezhi Dome, which is a northeast trending basement dome in the western arm of the Neoproterozoic Lufilian Arc thrust fold belt. In Zambia, the Lufilian Arc contains variably deformed and metamorphosed metasediments and volcanics of the Katangan Lower and Upper Roan, Nguba and Kundelungu Supergroups, unconformably overlying the Palaeoproterozoic to Mesoproterozoic basement. Subsequent to the deposition of the Katangan sequences the basin was inverted, deformed, metamorphosed and uplifted by generally north directed thrusting and folding, producing the Neoproterozoic Lufilian Arc.

The Lumwana mining licences cover the north-eastern lobe of the Mwombezhi Dome. A number of layer parallel shear zones have been recognized in the Dome within and an east verging major recumbent fold, which structurally emplaces Katangan units within the basement, producing a series of tectono-stratigraphic sheets. Within the Lumwana mining licences the Malundwe and Chimiwungo thrust Sheets host three known copper deposits: the two actively mined deposits of Malundwe and Chimiwungo and the undeveloped Lubwe deposit. All three deposits are structurally controlled, disseminated copper sulphide deposits of Central African Copperbelt type.

The two major deposits at Lumwana are Malundwe and Chimiwungo. Of the two, Malundwe is smaller, but with a higher copper grade and contains discrete zones of uranium and gold mineralization with sporadic high cobalt (greater than 0.1%). Chimiwungo is a much larger deposit that is lower in copper grade, but contains a number of significant high grade (greater than 0.1%) cobalt zones as well as some uranium mineralization.

The copper mineralization at Malundwe and Chimiwungo is hosted almost entirely within high grade metamorphosed, intensely mylonitised, recrystallized muscovite–phlogopite–quartz–kyanite schists with disseminated sulphides (typically less than 5%) dominated by chalcopyrite and bornite.

The overall strike length of mineralization at Malundwe is approximately 6 kilometers north-south, and up to 1.5 kilometers wide (east-west) as a single ore schist horizon. The mineralization extends to maximum depth of approximately 200 meters below surface and is closed off to the west and north but is open to the south, down plunge. The Chimiwungo mineralization extends for 4 kilometers east-west and 5 kilometers north-south. Mineralization is sheeted and continues beyond these extents, but the grade and thickness decrease away from the core of the deposit. The mineralization is still open to the east and south, but has been closed off to the west. The main body of the Chimiwungo deposit consists of multiple stacked mineralized zones in aggregate varying in thickness from 40 to over 100 meters.

The Malundwe orebody contains discrete pods of high grade uranium and some areas with elevated background levels of uranium. While mining at Malundwe will continue for another four to five years, these high grade pods have been depleted. A uranium model for the Chimiwungo orebody has not yet been developed and hence the amount of uranium expected to be mined from this area has not yet been determined. The Lumwana mine could incur increased costs, penalties and delays in processing and realization of revenue if uranium levels in the copper concentrate delivered to smelters exceed agreed limits. Lumwana utilizes grade control and blend strategies in an effort to ensure that its copper concentrate complies with these limits. See “Mining and Processing.”

Mining and Processing

In 2012, mining at Lumwana occurred in both the Malundwe and the Chimiwungo pits. Production from the Chimiwungo orebody commenced in August 2012. The sulphide copper ore from Malundwe and Chimiwungo is being sent to the on-site flotation plant, which produces a concentrate suitable for sale to a smelter. A dedicated power line supplies power to Lumwana from the main grid operated by the government-owned and operated electric utility company in Zambia. In 2012, approximately three-quarters of the ore feed for the Lumwana mill came from the Malundwe pit with the remainder from Chimiwungo pit. In 2013, Chimiwungo is expected to provide approximately two-thirds of the feed for the mill.

A primary gyratory crusher is used to crush the run-of-mine ore and the crusher product is then conveyed via an overland conveyor to a conical crushed ore stockpile. The grinding mill discharges into a hopper and is pumped to conventional hydrocyclones, operating in closed circuit with a ball mill. Following regrinding, the concentrate is cleaned in a conventional cleaner/recleaner circuit to reach final concentrate grade. Final concentrate grades of approximately 25% to 33% copper are expected.

The concentrate is dewatered in a circuit consisting of high-rate thickening followed by pressure filtration to produce a filter cake suitable for transportation. Flotation tailings are thickened and pumped to the tailings dam. The majority of the copper plant water is recovered and recycled from the thickener overflows and tailings dam return water. Fresh make-up water is supplied from a river water dam as required. Based on existing reserves and production capacity, the expected mine life is approximately 20 years (2013 – 2032) for mining and 33 years (2013 – 2045) for processing operations.

The amount of uranium in the copper concentrate is controlled by grade control and blend strategies. High grade uranium ore identified by grade control techniques is not processed in the concentrator. Lumwana’s blending strategy is intended to ensure that copper concentrate sold to smelters complies within certain agreed limits.

Environment

Lumwana operates in an environmentally responsible manner to mitigate environmental impacts. All requisite licenses and permits are kept in good standing. The Environmental Council of the Republic of Zambia approved the environmental impact assessment for the Lumwana mine in October 2005. Most of the property, except for the Chimiwungo deposit and associated overburden dumps, falls inside the 105 Acres National Forest, an area of rejuvenating Miombo woodland. The forest’s protected status, which is based on its timber resource and not nature conservation considerations, has no material impact on mining operations at Lumwana. In 2012, all activities at Lumwana were, and have continued to be, in compliance in all material respects with applicable corporate standards and environmental regulations.

At December 31, 2012, the recorded amount of estimated future reclamation and closure costs that were recorded under IFRS as defined by IAS 37, and that have been updated each reporting period was $175.8 million (as described in Note 25 to the Consolidated Financial Statements). See “Environment and Closure.”

Exploration, Drilling and Analysis

The Chimiwungo and Malundwe orebodies have been extensively drilled. In 2012, drilling programs at Lumwana were focused on a resource definition program at Chimiwungo, reserve delineation at Chimiwungo and Malundwe, extension exploration drilling at Chimiwungo and condemnation drilling to test for economic mineralization in areas of planned mining infrastructure. A total of 237,277 meters of diamond drilling and 49,029 meters of reverse circulation drilling was completed during 2012.

Barrick has prepared a new life-of-mine plan for Lumwana, which reflects information obtained from the exploration and infill drilling program that was completed late in the fourth quarter of 2012. The purpose of the drilling program was to better define the limits of mineralization and develop an updated, more comprehensive block model of the orebody for mine planning purposes. After this drilling was completed, the orebody did not meet Barrick’s economic expectations. While the drilling increased reserves and defined significant additional mineralization, some at higher grades, much of it was deep and would require a significant amount of waste stripping, which makes it uneconomic based on Barrick’s expected operating costs and current market copper prices. At higher copper prices, however, much of this copper is expected to be economic and come into reserves and resources.

The new life-of-mine plan for Lumwana also reflects revised operating and sustaining capital costs estimates after results of the drill program were incorporated into a new block model for the life-of-mine plan. The revised life-of-mine cost estimates – under present copper price assumptions – reduced expected copper production and, in turn, profitability over the mine life. As a result, Barrick recorded an after-tax asset impairment charge of $3.0 billion for Lumwana in the fourth quarter of 2012. The Company also recorded a goodwill impairment of $0.8 billion for the global copper business unit for a total after-tax charge of $3.8 billion. Barrick continues to progress a number of initiatives to lower costs, including improvements to operating systems and processes, and a full transition to an owner maintained operation. Until the Company can improve mining costs, and/or copper prices increase, the expansion opportunity to increase the throughput capacity of the processing plant does not meet Barrick’s investment criteria.

The majority of the mineral resources at Lumwana are supported by diamond drilling derived information. Reverse circulation drill-sourced information, where present, is generally well inter-mixed with diamond drilling data. Diamond drill hole assays are derived predominantly in the vicinity of the copper ore zones and based on half core diamond saw sampling at one meter intervals.

Sampling and analysis of diamond drill holes and reverse circulation complies with industry accepted quality control standards and an external laboratory is used to verify results. Databases generated with these results are reviewed and cross-checked before being used in the resource estimation processes. Geological personnel ensure that the samples collected for modeling and mineral resource estimation have been delivered under secure conditions to the laboratory. Lumwana’s quality assurance, data verification and quality control procedures meet or exceed industry standards.

Regular internal auditing of the mineral reserve and mineral resource estimation processes and procedures are conducted.

Royalties and Taxes

In April 2008, the Government of Zambia enacted a number of changes to the tax regime, including an increase in the corporate tax from 25% to 30%, an increase in the mining royalty from 0.6% to 3%, and a number of other proposed additional taxes including a “variable profit tax”, a “windfall tax” and treatment of hedging income as separate source income (the “2008 tax changes”). The 2008 tax changes coincided with the Government of Zambia unilaterally rescinding tax stability guarantees contained in development agreements through a legislative provision stating that development agreements were no longer binding on the Republic of Zambia. In January 2009, the Government of Zambia announced the abolition of a number of the 2008 tax changes, including removing the hedging activity quarantine provision, abolishing the windfall tax, and increasing capital allowances back up to 100%. These changes took effect on April 1, 2009. In December 2011, the Government of Zambia increased the mineral royalty from 3% to 6% and re-introduced the taxation of hedging income as separate source income (the “2011 tax changes”). These changes took effect from April 1, 2012.

Based on local and international legal advice, LMCL believes that the compensation rights for breach of the 10-year stability period granted under the Lumwana Development Agreement prevail over the 2008 and 2011 tax changes and any subsequent tax changes to the Zambian tax regime. However, until it resolves the uncertainty surrounding the application of the Lumwana Development Agreement with the Government of Zambia, LMCL will measure (and during 2012 did measure) its taxation balances for the property on the basis of the enacted legislation, including payment of mineral royalties assessed at 6% beginning April 1, 2012. LMCL will continue to reserve its right to compensation for breach of the tax stability provisions under the Lumwana Development Agreement and, by agreeing to pay mineral royalties, protect itself from the Zambian Revenue Authority assessing interest and penalties on the tax amount.

Production Information

The following table summarizes certain production and financial information for the Lumwana mine for the periods indicated:

	Year ended December 31, 2012	Year ended December 31, 2011(1)
Tons mined (000’s)	127,361	68,380
Tons of ore processed (000’s)	20,839	13,823
Average grade processed (% of TCu)	0.48%	0.62%
Pounds of copper produced (000,000’s)	179	159
Average C1 cash costs per pound (2)	$3.07	$2.13

(1)	Barrick acquired the Lumwana Mine through its acquisition of Equinox in June 2011. The contribution of the Lumwana Mine has been consolidated into Barrick’s results from June 1, 2011 onwards.
(2)	For an explanation of C1 cash costs per pound, refer to “Non-GAAP Financial Measures.”

The diagram on the following page sets out the design and layout of the Lumwana mine.

Pascua-Lama Project

General Information

The Pascua-Lama property is located in the Frontera District in Chile’s Region III and Argentina’s San Juan Province. It straddles the Chile-Argentina border and is approximately 150 kilometers southeast of the city of Vallenar, Chile, 380 kilometers by road northwest of the city of San Juan, Argentina and approximately 10 kilometers from the Veladero mine. The total project area consists of approximately 45,500 hectares in Chile and Argentina. The Chilean part of the deposit, which is at an elevation of approximately 4,300 to 5,250 meters above sea level, was acquired by Barrick through its acquisition of Lac Minerals in 1994. Lac Minerals acquired its interest in the property from Bond Gold International in 1989. Exploration on the property dates back as far as 1977. With respect to the portion of the project located in Argentina, Barrick acquired certain of the mining concessions that form part of the project in 1995. It acquired the remaining project mining concessions through its acquisition of Exploraciones Mineras Argentinas S.A. from Minera S.A. in 1997. Pascua-Lama employs approximately 1,100 employees and 16,180 contractors.

In both Chile and Argentina, Barrick, through its wholly-owned Argentinean subsidiary, Barrick Exploraciones Argentina S.A. (“BEASA”), and its wholly-owned Chilean subsidiary, Compañia Minera Nevada SpA (“CMN”), owns the mining property in the project area. The mining rights have no expiry date, provided the applicable annual land payments are made. Sufficient surface rights have been obtained for current operations at the property.

The legislatures of both Chile and Argentina completed the ratification of a Mining Treaty between the two countries in 2000. The Specific Additional Protocol for the Pascua-Lama project under the Mining Treaty was signed into law by both countries in the third quarter of 2004. The Pascua-Lama project is within the area subject to the Mining Treaty (the “Protocol Area”) and the project is entitled to enjoy the benefits to cross-border mining operations that are granted by the Mining Treaty. An increase in the size of the Protocol Area has been requested to include certain additional project-related infrastructure, which request is expected to be approved in due course. In April 2009, the authorities of Chile and Argentina reached an agreement specific to the Pascua-Lama project, which avoids double taxation for the project under the rules of the Mining Treaty. The provisions of the April 2009 agreement remain in force despite the termination of several double taxation treaties by Argentina in 2012, including the general 1976 double taxation treaty with Chile.

The Pascua-Lama property area is characterized by high mountain ranges and deep valleys with natural slopes of 20 to 40 degrees. Surface material consists of rock outcrops, alluvial and colluvial materials, which are primarily gravel, sand, silt and clay. Vegetation is sparse. The area is considered to have a sub-arid, sub-polar, mountain climate. During the winter months, extreme weather may create a challenging operating environment. Recognizing this issue, the potential impact of possible extreme weather conditions, to the extent possible, will be incorporated into the project’s operating plan. Access to the property is pursuant to a combination of public highways and private roads from both, Vallenar, Chile and San Juan, Argentina.

Primary road access in Chile initially was via a 126 kilometer public road (route C 485) from the city of Vallenar, through the town of Alto del Carmen and several small communities to the Barrick property and 44 kilometers on Barrick private road to the Protocol Area access control point at Tres Quebradas. The project recently completed the upgrade of 70 kilometers of an existing public road from Punta Colorada and the construction of 48 kilometers of new road to join the road from Alto del Carmen which runs to the Barrick property. Once inside the Protocol Area the road continues an additional 23 kilometers up to the entry to the mine site at La Mesa.

Primary access in Argentina will be by public highways to Tudcum, some 200 kilometers north of the San Juan Province capital city of San Juan and from there 157 kilometers on an existing private road to the access gate to Barrick´s Veladero Mine, and another 30 kilometers through the Veladero property to the Protocol Area. Once inside the Protocol Area, the road continues another five kilometers to the process plant site.

Development

The Pascua-Lama project is being designed as a large-scale open pit operation with processing facilities having a designed throughput capacity of 45,000 tonnes per day. Non-refractory ore produced by the mine will be subject to cyanide leaching, while refractory ore will be subjected to flotation prior to cyanide leaching. The development of the processing facilities has been staged to reflect the expected composition of the ore over the mine life.

The updated mine construction cost estimate and schedule for the project was finalized in the fourth quarter of 2012. Expected total mine construction capital is in the range of $8.0 to $8.5 billion, with first gold production targeted for the second half of 2014. The project is being impacted by labor and commodities cost pressures as a result of inflation and competition for skilled labor. As of December 31, 2012, approximately $4.2 billion had been spent and construction was approximately 40 percent complete. The tunnel was approximately 70 percent complete. Construction of the primary crusher in Chile commenced in January 2013 and in Argentina, construction of the process plant facility advanced with approximately 60 percent of structural steel erected and about 50 percent of mass earthworks completed. For the 2013 summer construction season, the requisite number of skilled craft laborers have been screened and hired, primarily from the province of San Juan and the rest of Argentina.

During the fourth quarter of 2012, strong winds contributed to increased dust in the open pit area. Barrick voluntarily halted pre-stripping activities in order to implement additional dust mitigation and control measures. Subsequently, regulatory authorities in Chile issued an order to suspend pre-stripping until such dust-related concerns are addressed. The project has strengthened dust mitigation and control measures, including enhanced tunnel ventilation, revised blasting fragmentation, use of more robust protective equipment and a dust monitoring system.

Restrictions have also been placed on the project due to the need to repair and improve certain aspects of the water management system in Chile. In December 2012 and January 2013, a portion of the non-contact water diversion system was damaged. As a result, interim and permanent improvements to the water management system are currently being evaluated. In addition, upgrades to the water treatment plant are being evaluated and completion of the industrial water conveyance system is pending. Interim measures to repair and improve the non-contact water management system are expected to be completed by mid-year, while completion of the other aspects is expected by the end of the first quarter of 2014. See “– Environment” below.

Pre-stripping of the pit in Chile is unlikely to recommence until matters related to dust and water management are resolved. However, the project is evaluating an alternative which would involve accelerating development of another small pit, which had been scheduled to be mined later, in order to provide an alternative source of ore for initial production if resumption of pre-stripping in Chile is delayed beyond May 2013. As a result, to date, the suspension of pre-stripping has not altered the target of first production in the second half of 2014. However, the outcomes of the regulatory processes, and of the constitutional rights protection action, are uncertain, and the Company will continue to monitor for potential impacts on the timing of first production. For more information about these matters, see “– Mining and Processing,” “Legal Matters – Government Controls and Regulations,” “Legal Matters – Legal Proceedings – Argentine Glacier Legislation and Constitutional Litigation” and “Legal Matters – Legal Proceedings – Pascua-Lama Constitutional Protection Action.”

Pascua-Lama is expected to produce an average of 800,000 to 850,000 ounces of gold and 35 million ounces of silver in its first full five years of production at all-in sustaining cash costs of $50 to $200 per ounce and total cash costs of $0 to negative $150 per ounce. The foregoing estimates are based on gold, silver and oil price assumptions of $1,700 per ounce, $30 per ounce and $90 per barrel, respectively and assuming a Chilean peso exchange rate of 475:$1 and do not include escalation for future inflation.

Barrick will continue to finance the project through a combination of one or more of existing capital resources, operating cash flows and additional financings.

In 2009, Barrick entered into the Silver Purchase Agreement with Silver Wheaton whereby it sold the equivalent of 25% of the life-of-mine Pascua-Lama silver production from the later of January 1, 2014 or completion of project construction, and 100% of silver production from the Lagunas Norte, Pierina and Veladero mines until that time. In return, the Company was entitled to an upfront cash payment of $625 million payable over three years, from the date of the agreement, as well as ongoing payments in cash of the lesser of $3.90 (subject to an annual inflation adjustment of 1% starting three years after project completion at Pascua-Lama) and the prevailing market price for each ounce of silver delivered under the agreement. During 2012, Barrick received the final cash installment payment of $137.5 million.

Geology

The Pascua-Lama property is located in the high Andean Mountains, in what has been designated as the Eastern Belt of Hydrothermal Alteration. The gold, silver and copper mineralization at Pascua-Lama is part of a mineralized acid sulfate system that was structurally controlled within intrusive and volcanic rock sequences of Upper Paleozoic and Middle Tertiary age.

Basement rocks in the Pascua-Lama area are dominated by a multiphase granite pluton that may be a slightly younger upper Permian or lower Triassic phase of the Permian Guanaco Sonso sequence of intrusive and volcanics. In the deposit area, the granite intrudes older diorites and volcanic pyroclastic units and is, in turn, intruded by diorite stocks and dykes of mid-Tertiary Bocatoma age. During Tertiary time, all of the previously described rocks were cut by sub-vertical fault zones and hydrothermal breccias located at complex fault intersections.

Numerous breccias bodies occur in the Esperanza, Quebrada de Pascua and Lama areas. At the surface, these breccias vary in size from outcrops measured in centimeters up to hundreds of meters. Typically the breccias show a strong correlation to zones of intersection of two or more major structural zones. Breccia Central, the large inter mineral breccias pipe, occurs in the Quebrada de Pascua area. On the surface, this breccia body is about 650 meters long and up to 250 meters in width, while underground, between 200 and 400 meters below the surface, the composite body measures about 550 meters in length and up to 130 meters in width. It extends to at least 700 meters below surface. This well mineralized breccia pipe is evidence of an explosive hydrothermal event related to the formation of the Quebrada de Pascua ore deposit. Breccia Oeste and Breccia Sur are the two large post mineralization breccias pipe complexes located in the mine area. Oriented north/south along the Breccia Oeste fault zone in the Esperanza area, the Breccia Oeste pipe measures up to 500 meters long, up to 150 meters wide, and extends up to 300 meters below surface.

Mining and Processing

The Pascua-Lama mine is being designed as an open pit, centered at an elevation of 4,800 meters. The project will produce both non-refractory oxide and refractory sulfide ores. Construction on the Pascua-Lama project began in 2009. Ore will be treated in two phases due to the nature and distribution of ore types (non-refractory and refractory). Both ore types will be ground and washed, with non-refractory ore being subjected to direct cyanide leaching only. Washed refractory sulfides will be subjected to flotation prior to cyanide leaching of the flotation tailings. Final products from the process include doré bullion and gold/silver/copper flotation concentrates.

The plant consists of primary crushing, wet grinding in autogenous (AG) mills, ball milling, CCD washing, pre-aeration, oxygen assisted cyanide leaching, CCD thickening for pregnant solution recovery, neutralization, cyanide detoxification, cementation using Merrill-Crowe, retorting, smelting and tailings deposition. For the treatment of the refractory ore, a flotation circuit will be added. The processing plant is designed to operate 24 hours a day, 365 days per year. The average design throughput is approximately 2,000 tonnes per hour.

During years 1 and 2, the process facility is designed to process 45,000 tonnes per day of non-refractory ore through three mill lines (Phase 1). In the late first quarter of year 3, a flotation facility will be added and refractory ore will be introduced to one of the mill lines at the rate of 15,000 tonnes per day (Phase 2). During this phase, which continues throughout the remainder of the mine life, the remaining two mill lines continue to process non-refractory ore at 30,000 tonnes per day. Recovered gold and silver from the leach circuit will be smelted into doré on-site and shipped to an outside refinery for processing into bullion. During the mine life, refractory ore in the form of gold/silver/copper concentrate will be sold to an offsite smelter.

Until permanent power is available at site, temporary construction power will be provided by diesel generator. The temporary construction generators will be suitable for use as emergency back-up generators during operations in the event of a primary power failure. Permanent electrical power for the project will be provided by a single circuit 220 kV 106 km line from a main substation connected to the Chile main Central Interconnected grid System (SIC) near Punta Colorada (Coquimbo Region) to a substation near the Protocol Area Access Control point in Chile. From there, separate 220 kV lines will be provided for power supply to the substations located at the process plant in Argentina (47 km) and the mine facilities in Chile (23 km). The construction of the primary power supply system is planned to be completed by mid-2013.

The Company is aware of a number of actions that have been initiated against the Province of San Juan in Argentina relating to approvals granted in respect of or actions affecting the Pascua-Lama project. Barrick is not a party to such actions and has limited information with respect to the nature or status of the claims or complaints. In addition, certain other complaints and actions relating to the project have been brought against subsidiaries of Barrick. In 2011, Mountain-West Resources Inc. (“MWR”) issued a series of false and misleading press releases in which MWR falsely claimed that the Chilean portion of the Pascua-Lama project is not owned by Barrick but is instead owned by a third party who had granted MWR an option to acquire 50% of that property. Barrick has advised MWR that these statements are false and misleading, and has filed formal complaints referring these matters to the appropriate authorities. Based on the information currently available to the Company, none of these actions or complaints is believed to present a significant risk to the construction of the Pascua-Lama project.

In 2007, the Huascoaltinos Agricultural Community filed a petition against the State of Chile before the Inter-American Commission on Human Rights (“IACHR”) claiming that certain of the Community’s rights under the American Convention of Human Rights had been violated as a result of, amongst other things, the State’s issuance of certain environmental approvals relating to the project. The case has been briefed by the petitioner Community and the respondent State before the IACHR. Barrick is not a party to the proceedings and Barrick believes that the petitioner’s claims are without merit. Depending on the decision reached by the IACHR, the IACHR could, amongst other things, potentially impose precautionary measures on the State or recommend alterations to the conditions under which the project was approved or reopen its environmental review. Any such decision could limit or suspend Barrick’s ability to develop the project, and could potentially affect Barrick’s ability to complete the project as it is currently designed.

In September and October 2012, two constitutional rights protection actions were filed in Chile by representatives of an indigenous community and certain other individuals, seeking the suspension of construction of the Chilean portion of the project due to alleged non-compliance with the requirements of the project’s Chilean environmental approval. The court declined to issue an immediate injunction suspending pre-stripping activities. The first action has been admitted for review by the court and the second action has been abandoned for lack of prosecution. Barrick intends to vigorously defend these actions. See “Legal Matters – Legal Proceedings – Pascua-Lama Constitutional Protection Action.”

In April 2011, the Argentinean government implemented import controls on a greater number of goods. Delays associated with these import controls have the potential to affect certain aspects of Pascua-Lama’s operations, such as maintenance and new construction that are dependent on imported goods. Barrick’s activities were not impacted by these measures in 2012.

In October 2011, the Argentinean government issued Decree 1722, which requires crude oil, natural gas, and mining companies to repatriate and convert all foreign currency revenues resulting from export transactions into Argentine pesos. A bank transaction tax of 0.6% will apply to the subsequent conversion of pesos to foreign currencies in transactions that would have been executed using offshore funds.

Environment

The Pascua-Lama project environmental permit was submitted to both Chilean and Argentine authorities in 2000. The Pascua-Lama project received conditional Environmental Impact Assessment (“EIA”) approval from appropriate authorities in Chile in May 2001 and, in December 2004, CMN submitted a second EIA in respect of modifications of the project. CMN received conditional approval of the EIA from Chilean environmental regulatory authorities in February 2006. In San Juan Province, BEASA submitted an Environmental Impact Report (Informe de Impacto Ambiental, “IIA”) in 2000 to support the environmental approval process for the Argentine components of the project. In 2004, BEASA developed an updated IIA assessing the cumulative environmental impacts of the Pacua-Lama project and the nearby Veladero project. BEASA received conditional approval of the project from the San Juan, Argentina environmental regulatory authority in December 2006. Under Argentine law BEASA is required to update the IIA at least every two years. To date, BEASA has submitted three IIA updates and a fourth is currently in development for submittal later this year.

To date, Barrick has identified over 1,100 permits and authorizations required for the construction, operation and/or closure of project facilities in both countries. The project has obtained over 700 permits and the remaining permits are expected to be obtained in due course.

All environmental aspects of Pascua-Lama were reviewed during the course of the Argentine and Chilean environmental assessments. CMN and BEASA have developed environmental management plans addressing the key environmental aspects of the project. Most of the ore and waste rock to be excavated from the open pit is defined as potentially acid generating due to its geochemical characteristics. In the upper Estrecho valley in Chile where the waste rock will be stockpiled, project development plans include a water management system to divert non-contact waters around the waste rock facility and to collect and treat any drainage from the waste rock. Treated water will be utilized in the mine for industrial purposes (mainly fugitive dust control) and discharged under permit to the Río Estrecho. In December 2012 and January 2013, a portion of the non-contact water diversion system was damaged (see “–Development” above). In March 2013, the environmental authority in Chile issued a resolution alleging certain non-compliances related to the acid rock drainage water management system in Chile. CMN will review and evaluate the resolution once it is formally notified of the same and will respond to the allegations as required, including by presenting a plan to bring the system into compliance with the project’s environmental permit.

In Argentina, the process plant will utilize sodium cyanide to recover gold and silver from the ore. The process plant and tailings storage facility have been designed to prevent process solutions from being released to surface water or groundwater. These facilities will be lined and will include seepage detection and collection systems. The facilities will also include treatment through a cyanide destruction circuit. Management procedures for cyanide handling, monitoring and transportation in accordance with the International Cyanide Management Code are being implemented for the project.

On September 30, 2010, the National Law on Minimum Requirements for the Protection of Glaciers was enacted in Argentina, and came into force in early November 2010. The federal law bans new mining exploration and exploitation activities on glaciers and in the “peri-glacial” environment, and subjects ongoing mining activities to an environmental audit. If such audit identifies significant impacts on glaciers and peri-glacial environment, the relevant authority is empowered to take action, which according to the legislation could include the suspension or relocation of the activity. In the case of the the Pascua-Lama project, the competent authority is the Province of San Juan. In late January 2013, the Province announced that it had completed the required environmental audit, which concluded that Pascua- Lama has not impacted glaciers or periglaciers. See also “Legal Matters – Legal Proceedings – Pascua-Lama Constitutional Protection Action.”

In November 2010, the Federal Court in San Juan granted injunctions, based on the unconstitutionality of the federal law, suspending its application in the Province and in particular to Pascua-Lama, pending consideration of the constitutionality of the law by the Supreme Court of Argentina. In July 2012, the Supreme Court of Argentina overturned the injunctions but has not yet ruled on the constitutionality of the federal law. See “Legal Matters – Legal Proceedings – Argentine Glacier Legislation and Constitutional Litigation.”

At December 31, 2012, the recorded amount of estimated future reclamation and closure costs that were recorded under IFRS as defined by IAS 37, and that have been updated each reporting was approximately $78.8 million (as described in Note 25 to the Consolidated Financial Statements). See “Environment and Closure.”

Exploration, Drilling and Analysis

As of December 31, 2012, the drill hole database used to support the development of mineral resources for the Pascua-Lama property contains 1,240 reverse circulation holes, 605 diamond drill core holes, 2,060 underground channel samples, 383 surface channel samples, 157 metallurgical samples and 20 muck samples. The gold and silver resources have been estimated from representative samples taken from 333,415 meters of reverse circulation holes, 159,212 meters of diamond drill holes, 24,503 meters of underground channel samples and 12,704 meters of road channel samples. The drill hole spacing is variable, approximately 40 meters in the Esperanza area and 40 to 60 meters in the Quebrada de Pascua area. The plan for 2013 is to drill a total of 3,668 meters in the Pascua area and 950 meters in the Esperanza area.

Pascua-Lama samples were analyzed for gold, silver and copper by independent laboratories in Santiago, Chile. The quality assurance procedures, data verification and assay protocols followed by Barrick in connection with drilling and sampling on the Pascua-Lama property conform to industry accepted quality control methods.

Quality control, data verification and assurance protocols included controls during sampling, transport, laboratory preparation and analysis. All samples remained in the possession of Barrick employees until delivery to third party laboratories. A final check by statistical means indicated that sampling methodologies were accurate and precise without contamination. Only when all data was checked were results introduced into the data base. Additionally, the data base was checked against the original data before use in the reserve model. Regular internal auditing of the mineral reserve and mineral resource estimation processes and procedures are conducted.

Royalties and Taxes

Pursuant to federal legislation which implemented law 24.196 in May 1993, and Provincial legislation adhering to the same, operating mines are required to pay to the Provincial government a royalty of up to 3% for minerals extracted from Argentinean soil. In addition, Barrick is obligated to pay a gross proceeds sliding scale royalty on gold produced from the Pascua-Lama properties located in Chile ranging from 1.433% to 9.555% and a 1.91% net smelter royalty on copper produced from the properties. In addition, a step-scale 5% or 7.5% gross proceeds royalty on gold produced and a sliding scale net smelter royalty of 0.5% to 6% on all products other than gold and silver is payable in respect of certain portions of the property located in Argentina, not currently included in the mine plan. The sliding scale and step-scale royalties on gold increase with rising spot gold prices.

In 2002, as an emergency measure, Argentina adopted a 5% export duty on certain mineral products, including gold. At the time, the duty was described as “temporary.” Export of gold doré from Barrick’s Veladero Mine is currently subject to this duty. Should such export duty continue to be in place at the time that the Company commences production from Pascua-Lama, only production from ore extracted in Argentina will be subjected to such duty.

The following diagram sets out the proposed design and layout of the Pascua-Lama mine.

EXPLORATION AND EVALUATIONS

Barrick has historically grown its reserve base through a combination of acquisitions and an exploration strategy that includes a district development program, which focuses on exploration in and around its operating properties, as well as an early-stage exploration program. The Company’s strategy is to maintain a geographic mix of projects at different stages in the exploration and development sequence. In 2012, Barrick spent $429 million on its exploration and evaluation activities (2011 – $346 million). Of the $293 million spent on exploration in 2012, approximately $133 million was spent in North America, approximately $53 million was spent in South America, approximately $84 million was spent in the Australia Pacific region, and approximately $23 million was spent by ABG. Evaluation expenditures in 2012, consisting of costs incurred to determine the economic potential of mineral deposits and mine development costs, totaled approximately $136 million (2011: $129 million).

Barrick’s exploration strategy is aligned with the Company’s disciplined capital allocation framework with a balanced approach to increasing profitable production through acquisitions, project development and finding deposits through exploration. This strategy focuses on: finding new discoveries; replacing and adding reserves and resources at Barrick’s existing operations and development projects; and identifying and delivering exploration upside following acquisitions. Exploration is directed from Barrick’s head office in Toronto and is conducted through its RBUs and exploration offices around the world. Barrick’s success can be largely attributed to the fact that Barrick has extensive land positions on many of the world’s most prospective trends and a disciplined approach to exploration which provides a framework for how regions and projects are selected, how they are resourced and managed, and how exploration activities are accomplished. The Company has maintained a strong commitment to exploration, by providing consistent funding through the years and recognising the value to the company through exploration and evaluations success. In addition, Barrick’s exploration team is integrated and aligned with the corporate development teams to identify best assets with early opportunity and upside potential.

In 2013, Barrick expects to spend $400 to $440 million on exploration, of which approximately 45% will be capitalized. The budget supports a strong pipeline of projects and is weighted towards near-term resource additions and conversion at Barrick’s existing mines, while still providing support for earlier-stage exploration in Barrick’s operating districts. A smaller percentage of the budget is directed at emerging areas in order to generate quality projects for future years. North America remains a key priority in 2013 with approximately 50% of the total exploration budget allocated to the region, the majority of which is targeted for Nevada. In 2013, Barrick expects to expense approximately $280 to $300 million for its share of exploration and evaluation expenditures. In 2013, Barrick’s expected exploration and evaluation expenses are primarily attributable to on-going minesite reserve and resource development programs, principally at Goldrush and the Cortez District (described below), ongoing programs at Lumwana and Cerro Casale (described below) and at the Cortez and Veladero mines (see “Material Properties – Cortez” and “Material Properties – Veladero” above). Exploration and evaluation expenses also include non-capitalized project costs at Pascua-Lama and Cerro Casale and costs from projects for which Barrick uses the equity accounting method, including Kabanga and Donlin Gold.

Goldrush and Cortez District

In Nevada, drilling in 2012 doubled and upgraded the resource base at Goldrush which is located six kilometers southeast of the Cortez Hills mine and 24 kilometers southeast of the Pipeline mine on Barrick’s 100% owned Cortez property. The updated measured and indicated resource of 8.4 million ounces as of year-end 2012 represents more than a 500 percent increase from 2011, when Barrick first announced significant gold discoveries in this area. Additionally, there are 5.7 million ounces in the inferred category. The footprint of the deposit has more than doubled to greater than seven kilometers, and the system still remains open in multiple directions. As this project advances through prefeasibility, a number of development options are being considered, including open pit mining, underground mining, or a combination of both. In addition, shallow mineralization has been encountered to the west, and high grade mineralization has been encountered to the north, which could provide flexibility on mining and development options.

Future exploration programs are expected to delineate the system, upgrade the resource, support the technical studies, and condemn facility sites.

Advanced Projects

In 2013, Barrick expects to increase its total project capital expenditures to $2.7 to $3.0 billion (2012: approximately $2.4 billion), reflecting the ramp-up in construction activity at Pascua-Lama, partly offset by lower expenditures at Pueblo Viejo following commencement of commercial production. Based on the current portfolio of development projects and mine plans, total project capital expenditures are expected to decrease in 2014 following the completion of ramp-up activities and the dual fuel power plant at Pueblo Viejo in 2013, and start-up of production at Jabal Sayid and Pascua-Lama in 2014. The Pascua-Lama project is described in further detail above in the Material Properties section (see “Material Properties – Pascua-Lama Project”). The Jabal Sayid project is described below.

Jabal Sayid is a copper project in Saudi Arabia located about 350 km northeast of the Red Sea port of Jeddah and 120 km southeast of Medina. The property was acquired by Barrick as part of the Equinox transaction in 2011. Construction of the processing infrastructure was completed in the third quarter of 2012, but commissioning was delayed when the Company received notification from the High Commission for Industrial Security (“HCIS”) that the mine site was not in compliance with HCIS’s safety and security standards. Following receipt of the notification, all explosives were removed from the site and a dedicated team has been working to achieve full compliance with these standards in a process that is expected to take until 2014 and cost approximately $100 million. In the meantime, the number of employees at site has been reduced to minimize holding costs and management is using 2013 to complete a hauling and hoisting optimization study with the goal of improving life-of-mine cash flow from the mine when it is expected to come into production in 2014.

Once Jabal Sayid enters production, the average annual copper output in concentrate is expected to be 100 to 130 million pounds at C1 cash costs of $1.50 to $1.70 per pound in its first full five years of operation. The foregoing estimates are based on 2013 copper and gold price assumptions of $3.50 per pound and $1,700 per ounce, respectively, without escalation for future inflation.

Since the Company acquired its interest in the Jabal Sayid project, the Deputy Ministry for Mineral Resources (“DMMR”), which oversees the mining license, has questioned whether such change in the indirect ownership of the project, as well as previous changes in ownership, required the prior consent of the DMMR. In December 2012, the DMMR required the project to cease commissioning of the plant using stockpiled ore, citing alleged non-compliances with the mining investment law and the mining license, and, in January 2013, required related companies to cease exploration activities, citing non-compliance with the law and the exploration licenses related to the ownership changes. The Company does not believe that such consent was required as a matter of law, but has responded to requests of the DMMR, including through the provision of additional guarantees and undertakings, and stated its firm desire to fully satisfy any related requirements of the DMMR.

Projects in Feasibility

Certain of Barrick’s other current development projects, which are at various stages of development, are described below.

Cerro Casale and Donlin Gold

Cerro Casale and Donlin Gold (both described in further detail below) contain large, long life mineral resources in stable jurisdictions, have significant leverage to the price of gold, and therefore represent valuable long-term opportunities for the Company. Barrick will maintain and enhance the option value of these projects by advancing permitting activities at reasonable costs which, in the case of Donlin Gold, will take a number of years. During this time, Barrick will monitor the attractiveness of these projects and evaluate alternatives to improve their economics. This will provide the Company with the option to make construction decisions in the future should investment conditions warrant. Currently, however, Cerro Casale and Donlin Gold do not meet Barrick’s investment criteria, and under the Company’s disciplined capital allocation framework, Barrick would not make a decision to construct them at this time.

Acquired in connection with Barrick’s acquisition of Arizona Star in 2007, Cerro Casale is a large, undeveloped gold and copper deposit located in the Maricunga district of Region III in Chile, 145 km southeast of Copiapo. Barrick has a 75% interest in the project and has obtained control over the project, following its March 2010 acquisition of a 25% interest from Kinross. The environmental impact assessment for Cerro Casale was approved in January 2013. As noted above, the Company is continuing to evaluate options to improve the project’s economics and reviewing the project’s initial capital outlay. Project scenarios are being prepared as a series of cases for evaluation. Options being evaluated include staged and simplified processing options as well as alternative sources of power supply. Evaluation of further district opportunities will be assessed based on the results of exploration drilling on satellite ore bodies that could potentially be included in the project plan, and pursuing potential synergies relating to infrastructure requirements. Barrick expects to have preliminary exploration drill results completed by the second half of 2013, at which point the Company will re-evaluate whether the project meets its investment criteria. Further exploration to determine the extended district resource base and studies to define selected project cases would follow this determination. Cerro Casale, on a 100 percent basis, has total proven and probable gold and copper mineral reserves of 23 million ounces of gold and 5.8 billion pounds of copper.

The Donlin Gold project is a large refractory gold deposit located in Southwestern Alaska. In December 2007, Barrick entered into an agreement with NovaGold Resources Inc. (“NovaGold”) to form a jointly owned limited liability company, Donlin Creek LLC (now, Donlin Gold LLC), on a 50/50 basis to advance the project. In 2012, the permitting process continued at Donlin Gold following the submission of the draft Plan of Operations and permit application in the third quarter of 2012. Formal confirmation was also received that the permit application package was sufficient to initiate the Environmental Impact Statement (“EIS”) process and the EIS Notice of Intent was filed in the Federal Register in the fourth quarter by the Army Corps of Engineers, which is the lead agency for the NEPA (National Environmental Policy Act) process. Donlin Gold contains a large, long life mineral resource in a stable jurisdiction and is significantly leveraged to the price of gold, and therefore represents a valuable long-term opportunity for the Company. Barrick will maintain and enhance the option value of this project by advancing the permitting process, at reasonable costs, which will take a number of years. During this time, Barrick will monitor the attractiveness of the project and evaluate alternatives to improve the economics with the objective of defining a project that satisfies the Company’s investment criteria. This will provide the Company with the option to make a construction decision in the future should investment conditions warrant.

Kabanga

Barrick is party to a joint-venture agreement with Xstrata Canada Corporation (“Xstrata”) with respect to the Kabanga nickel deposit and related mineral licenses in Tanzania. During 2008, Xstrata earned its 50% interest in the project under the earn-in agreement and is currently the operator of the project. Expenditures are funded equally by Xstrata and Barrick. The EIS for the project was submitted to the National Environment Management Council (“NEMC”) in the first quarter of 2012, and a response was provided in the fourth quarter of 2012 to the comments received from the NEMC. The draft Mine Development Agreement (“MDA”) has been lodged with the Ministry of Energy and Minerals, and additional supporting documentation was delivered ahead of planned discussions in the first half of 2013.

Applications for mineral rights on seven regional properties were granted, with prospecting licenses to be issued. The resettlement working group completed a census and asset survey in the fourth quarter of 2012 as part of the resettlement action plan to engage those families that will need to relocate. A detailed resettlement execution plan is being developed. Efforts will continue to be focused on obtaining approval of the EIS and granting of the Environmental Certificate, negotiating the MDA with the Tanzanian government, pursuing the receipt of a Special Mining License, and finalization and approval of the feasibility study.

Kabanga has a total estimated measured and indicated resource of 37.2 million tonnes grading 2.63% nickel and an inferred resource of 21 million tonnes grading 2.6% nickel. Contingent upon the results of the feasibility study and government infrastructure improvement projects, it is expected that the operation may be capable of producing more than 40,000 tonnes per year of nickel-in-concentrate at full production.

Barrick is considering a potential disposition of its 50% interest in the Kabanga project in accordance with the Company’s disciplined capital allocation framework. See “General Information – General Development of the Business.”

ENVIRONMENT AND CLOSURE

The Company’s mining, exploration and development activities are subject to various levels of federal, provincial or state, and local laws and regulations relating to protection of the environment, including requirements for closure and reclamation of mining properties (see “Legal Matters – Government Controls and Regulations”). Barrick’s investment in environmental management systems is aimed at eliminating or mitigating environmental risks as they are identified. The governance aspects of Barrick’s systems are designed to inform management early enough to respond to risks as they arise.

Barrick has a policy of conducting environmental audits of its business activities, on a regular and scheduled basis, in order to evaluate compliance with: applicable laws and regulations; permit and license requirements; company policies and management standards including guidelines and procedures; and adopted codes of practice. All operating mines and selected project sites are subject to biannual audits, with certain sites being audited more frequently. Starting in 2010, Barrick began submitting closure sites and certain project sites to environmental audits. Barrick has identified certain of its closure and project sites that will be audited on a risk-priority basis in 2013. A committee of Barrick’s Board of Directors reviews the Company’s environmental policies and programs and oversees Barrick’s environmental performance.

In 2005, Barrick became a signatory to the United Nations (“UN”) Global Compact, which represents the world’s largest voluntary corporate citizenship initiative. Among its principles, the UN Global Compact encourages businesses to support a precautionary approach to environmental challenges, undertake initiatives to promote greater environmental responsibility, and encourage the development and diffusion of environmentally friendly technologies. Barrick has also developed and is continuing to develop specific performance standards relating to environmental matters. Barrick’s Global Water Conservation Standard, completed in 2008, is being implemented as a company-wide priority. As of December 31, 2012, 18 of Barrick’s 26 operating mines are zero water discharge operations, with all water recycled and reused for mining processes at site. Barrick has developed expertise in using saline water, maximizing availability of fresh water for other community users. In 2012, approximately 30% of the Company’s water intake was brackish or saline. In 2013, Barrick intends to continue to participate in the Carbon Disclosure Project’s Water Disclosure program to contribute to greater understanding of global industrial water use.

In 2009, Barrick finalized three additional standards: a Biodiversity Standard, a Mine Closure Standard and an Incident Reporting Standard. At year-end 2012, the Biodiversity Standard was being implemented across all of the Company’s operating sites. All of Barrick’s operating mines have implemented the Mine Closure Standard and the Incident Reporting Standard. A new Tailings Management Standard was finalized in August 2012 and is currently being introduced at the Company’s operating sites.

Also in 2009, Barrick completed a risk assessment to identify and address the business risks associated with climate change, while continuing to improve overall energy efficiency of its operations. In

2010, Barrick adopted a Global Climate Change Standard. The Climate Change Standard has been introduced at all of Barrick’s operating sites, and the Company expects to continue the implementation of this standard in 2013.

In certain respects, the standards developed by the Company exceed regulatory requirements and represent industry best practices. To provide further guidance toward achieving its environmental objectives, Barrick developed an Environmental Management System (“EMS”) in 2005 that was updated in 2008 to align with international standards. At year-end 2012, the EMS had been implemented at all of the Company’s sites. The EMS also provides the threshold for an operation to move toward ISO 14001 certification. For example, the North American RBU achieved ISO 14001 certification in 2011, becoming the second of Barrick’s regional business units to be certified after the South American RBU. The Australia Pacific RBU is currently pursuing ISO 14001 certification. The Porgera mine achieved ISO 14001 certification in December 2012. All Barrick facilities have staff and systems in place to manage Barrick’s regulatory and permit obligations.

Each year, Barrick issues a Responsibility Report that outlines its environmental, health and safety and social responsibility performance for the year.

During 2012, there were no material notices of violations, fines or convictions relating to environmental matters at any of the Company’s material operations.

In May and August of 2012, the Chilean environmental authority initiated two regulatory sanction processes against CMN alleging certain non-compliances with the environmental approval for the Pascua-Lama project. The first matter related primarily to alleged transportation and waste handling non-compliance and resulted in a fine of approximately $217,000. The second matter related to the alleged failure to comply with dust control mitigation measures and certain failures in the implementation of the glacier monitoring plan and resulted in a fine of approximately $42,000. CMN intends to appeal both of these fines.

In January 2013, Barrick entered into a settlement agreement with the United States Environmental Protection Agency (“EPA”) resolving a dispute regarding EPA’s Toxics Release Inventory (“TRI”) program. The TRI program requires annual reports regarding the use and management of certain listed chemicals. EPA conducted audits of several of Barrick’s mines in Nevada and threatened to issue citations on several issues. Most threatened citations related to the methods used to estimate and report the amounts of minerals that change to a new chemical form during the gold milling process. EPA argued that Barrick underestimates the amount of metal compounds that undergo chemical changes. Barrick disagreed with EPA’s position, but in order to resolve the issue will pay a cash penalty of $278,000. As part of the settlement, Barrick also agreed to fund a Supplemental Environmental Project (SEP) that will attempt to more accurately measure the disputed quantities. In addition, EPA and Barrick agreed to a protocol for future reporting. Depending upon the information developed by the SEP, Barrick may modify its previously submitted TRI reports and may pay additional penalties, up to a negotiated maximum of $250,000.

As part of Barrick’s goal to minimize the impact on the environmental and social aspects of its projects and operations, it develops comprehensive closure and reclamation plans as part of its initial project planning and design. If it acquires a property that lacks a closure plan, Barrick requires preparation of a closure plan. The Company periodically reviews and updates closure plans to account for additional knowledge acquired in respect of a property or for changes in applicable laws or regulations. The Company has estimated future site reclamation and closure obligations, which it believes will meet current regulatory requirements. See Note 2(U) and 25 of the Notes to the Consolidated Financial Statements.

The Company’s operating facilities have been designed to mitigate environmental impacts. The operations have processes, procedures or facilities in place to manage substances that have the potential to be harmful to the environment. In order to prevent and control spills and protect water quality, Barrick utilizes multiple levels of spill containment procedures and routine inspection and monitoring of its facilities. The Company also has various programs to reuse and conserve water at its operations. In order to mitigate the impact of dust produced by its operations, Barrick uses several different dust suppression techniques at its properties. The Company also installs air pollution controls on air pollution point sources, such as roaster and autoclave stacks, that meet or exceed applicable legal standards. The Company has also implemented safeguards at its properties that are designed to protect wildlife in the surrounding areas. Such safeguards include fencing and netting or other coverings of ponds and tanks, bird hazing techniques, such as mechanized scarecrows or noisemakers, and the establishment of alternate water sources and habitats for wildlife.

Certain of the Company’s operating properties handle ore or rock which has the potential to be acid generating, and hence has the potential to contaminate water by the leaching of metals and salts. Other operating properties lack acid generating potential, but still present the potential for leaching of certain salts, such as sulfates, or metalloids, such as arsenic, by water that might run off of the property. The Company has implemented programs to manage the handling of ore and rock to reduce the potential for contamination of surface or groundwater by either acid or neutral drainage. Such procedures include segregation of rock with potential for leaching, containment systems for the collection and treatment of drainage and reclamation and closure steps designed to minimize water infiltration and oxygen flux. Where necessary, the Company installs and operates water treatment facilities to manage drainage.

Many of the Company’s operating properties use cyanide. Those facilities are designed and constructed to prevent process solutions from being released to surface water or groundwater. Typically, those facilities include leak detection systems and have the ability to collect and treat seepage that may occur. The tailings storage facilities are controlled and process ponds are either netted or other procedures are implemented to deter access. In September 2005, the Company became a signatory to the International Cyanide Management Code (“Code”), which is administered by the International Cyanide Management Institute (the “ICMI”). The ICMI is an independent body that was established by a multi-stakeholder group under the auspices of the United Nations Environmental Programme. The Code establishes operating standards for manufacturers, transporters and mines and provides for third-party certification of facilities’ compliance with the Code. Under the Code, each of the mines that use cyanide must receive a third party certification inspection. The Company listed all 23 of its mines that use cyanide for Code certification. Barrick has achieved certification or re-certification of 22 of those 23 mines that use cyanide under the Code.

Certain of the Company’s operations produce mercury as a co-product of the ore that is processed at those sites. Those operations currently sell this mercury, which is captured at each of these sites by air quality control devices. The Company is committed to the operation of state-of-the-art controls on all sources of mercury emissions. Site specific management procedures for mercury handling, monitoring and transportation exist at each of the operations that produce mercury as a co-product. Further, employees receive training in the safe use and proper management of cyanide, mercury and other hazardous materials. Consistent with U.S. law, Barrick will cease the export of elemental mercury from U.S. facilities in 2013. The Company is currently exploring options for storing mercury produced at these sites commencing in 2013. The Company is tracking the development of an international treaty on mercury which is anticipated to come into force by 2017. The Company anticipates ceasing export and sales of elemental mercury at the time the treaty comes into force.

ENTERPRISE RISK-MANAGEMENT

The Barrick Enterprise Risk Management (“ERM”) process is intended to ensure that all business and operational risks identified at the corporate functional level, by the RBUs (whether at the site or regional level), the global copper business unit or within capital projects, Barrick Energy or ABG are escalated according to a standardized risk ranking criteria. In addition, each risk and mitigation strategy is monitored and escalated to the appropriate level of management based upon organizational impact. The highest priority residual risks from each region and corporate function are presented to Barrick management for final consolidation and prioritization as part of the Company’s annual planning process.

In 2012, to improve the overall effectiveness of Barrick’s risk management process, the Company initiated and implemented a training program focused on enhanced risk assessment and reporting for key personnel at all levels of the organization. In 2013, Barrick will continue the rollout of the training program and other efforts to increase cross-functional sharing of risk related information at all levels of the organization.

Financial Risk-Management

The Company has mining operations in ten principal countries which produce gold and/or copper, as well as other minerals such as silver. The Company’s activities expose it to a variety of market risks, including risks related to the effects of changes in gold and copper prices, the price of certain other metals, currencies, interest rates and other commodity prices. This financial exposure is monitored and managed by the Company as an integral part of its overall financial risk-management program. The Company’s financial risk-management program focuses on the unpredictability of commodity prices, currencies and interest rates and uses financial instruments to mitigate significant, unanticipated earnings and cash flow fluctuations that may arise from volatility in the financial markets. The Company’s financial risk-management program has been integrated into Barrick’s overall ERM reporting process.

Gold Sales

For most of Barrick’s history, gold forward sales were a significant element in providing the Company with relatively stable revenue that helped fuel its growth. In 2002, Barrick began to take steps to simplify and reduce the size of its gold forward sales program. In late 2003, Barrick adopted a “no-new-hedge” gold policy such that it would not add new ounces to its gold forward sales program.

In 2012, Barrick’s entire gold production was delivered into the spot market. The Company realized an average price of $1,669 per ounce compared with the average London P.M. Fix for the year of $1,669 per ounce. In 2011, the Company realized an average gold price of $1,578 per ounce compared with the average London P.M. Fix for the year of $1,572 per ounce. The Company enters into derivative contracts, primarily purchased and written contracts, with the primary objective of increasing reported gold and copper revenue (see Note 23C “Derivative Instruments” to the Consolidated Financial Statements for further information).

Copper Sales

Barrick has put in place floor protection using put options on approximately half of its expected copper production for 2013 at an average floor price of $3.50 per pound and has sold an equal amount of call options at an average cap price of $4.25 per pound. Barrick’s realized price on its entire copper production is expected to be reduced by approximately $0.04 per pound in 2013 as a result of the net premium paid on option hedging strategies (see “Non-GAAP Financial Measures – Realized Prices”).

The Company realized an average price of $3.57 per pound in 2012 compared with the average London Metals Exchange price for the year of $3.61 per pound, as a result of the impact of hedging strategies, quotational period pricing and timing of sales. In 2011, the Company realized an average copper price of $3.82 per pound compared with the average London Metals Exchange price for the year of $4.00 per pound.

Silver Sales

Barrick currently produces silver as a by-product at certain of its operating mines. In September 2009, Barrick entered into a transaction with Silver Wheaton for the sale of an amount of silver equivalent to the amount of silver produced from the Lagunas Norte, Pierina and Veladero mines in South America until Pascua-Lama reaches operation, and thereafter for the equivalent of 25% of the amount of silver produced from Pascua-Lama (see “Material Properties – Pascua-Lama Project – Development).

Utilizing option collar strategies, Barrick has hedge protection on a total of 65 million ounces of expected silver production from 2013 to 2018. The contracts contain purchased put and sold call options with weighted average strike prices of $23 per ounce and $53 per ounce, respectively. Barrick has paid a net premium of approximately $0.60 per ounce for these strategies. For collars designated against silver bullion sales, the hedged items are identified as the first stated quantity of ounces of forecasted sales in a future month. For additional information on Barrick’s hedges against silver bullion sales, see Note 23C to the Consolidated Financial Statements.

Currency, Interest Rate and Other Commodity Hedge Programs

The Company also monitors and manages exposures related to fluctuations in currencies, interest rates and other commodity prices. Currency risk mainly arises on non-U.S. dollar cash expenditures at the Company’s Australian, Canadian, South American, Papua New Guinean and Zambian mines that are denominated in local currencies. Interest rate risk mainly relates to interest income receipts on cash balances, interest payments on variable-rate debt obligations and the mark-to-market value of derivative instruments, including the fair value and ongoing payments under U.S. dollar interest-rate swaps. Commodity price risk arises with respect to commodities such as nickel at its Kabanga project, and the costs of electricity, acid, diesel fuel, natural gas and other inputs consumed at each of the Company’s operations. The Company mainly uses forward foreign exchange contracts, interest rate swaps and forward commodity contracts to mitigate the impact of these exposures.

Barrick’s currency hedge position has provided benefits to it in the form of hedge gains recorded within its operating costs when contract exchange rates are compared to prevailing market exchange rates as follows: 2012 – $336 million; 2011 – $344 million; and 2010 – $145 million. Barrick also recorded hedge gains as an offset to corporate administration costs as follows: 2012 – $20 million; 2011 – $24 million; and 2010 – $33 million. For 2013 forward, Barrick’s average hedge rates vary depending on when the contracts were put in place. As of December 31, 2012, Barrick has hedged A$340 million, C$424 million and CLP 356 billion in 2013 for expected Australian, Canadian and Chilean operating costs including sustaining and eligible project capital expenditures and Canadian corporate administrative costs at average rates of A$0.96, C$1.02 and CLP 514, respectively. During 2012, with the Australian dollar trading at historically elevated levels against the U.S. dollar, and based on Barrick’s currency outlook, the company opportunistically unwound approximately A$2.6 billion of Australian dollar hedges at an average spot rate of A$1.05. Barrick realized net cash proceeds of approximately $0.5 billion upon the settlement of these contracts. The corresponding accounting gains are recognized in the consolidated statement of income based on the original hedge contract maturity dates, which range until 2014, with remaining locked-in gains of approximately $280 million and $109 million positively impacting Barrick’s total reported cash costs in 2013 and 2014, respectively. However, Barrick now has greater exposure to fluctuations in the price of the Australian dollar, which will have a negative impact on reported total cash costs should the Australian dollar strengthen and a positive impact should the Australian dollar weaken. For 2013, every $0.01 movement in the Australian dollar will have an impact of approximately $2 per ounce on Barrick’s consolidated total cash costs. Assuming December 31, 2012 market exchange rate curves and year-end spot price levels of A$1.04 against the U.S. dollar and C$0.99 and CLP 479 for the U.S. dollar against the Canadian dollar and Chilean peso, respectively, Barrick expects to record gains of approximately $270 million against operating costs in 2013, primarily related to previously unwound Australian dollar hedges, or about $37 per ounce based on total forecasted 2013 production. Beyond 2013, Barrick has hedge protection in place for about A$1.5 billion at an average rate of $0.92 and about CLP 356 billion at an average rate of CLP 510 between 2014 and 2016.

As of December 31, 2012, Barrick had forward contracts in place totaling 4.8 million barrels of oil over the next three years. In 2012, Barrick recorded hedge gains in earnings of approximately $24 million on its fuel hedge positions (2011: $48 million gain; 2010: $26 million loss). Assuming market rates at the December 31, 2012 level of $92 per barrel, Barrick expects to realize hedge gains of approximately $20 million in 2013 from its financial fuel contracts.

Barrick continues to enter into other financial and commodity instruments to mitigate the effect of other risks that are inherent in its business, and also to take advantage of opportunities to secure attractive pricing for currencies, interest rates and other commodities.

For a summary of the Company’s derivative instruments used in the Company’s currency, interest rate and commodity hedge programs, see pages 67 to 68 of the MD&A, Note 23 to the Consolidated Financial Statements and “Risk Factors.”

Oversight and Control Over Financial Risk-Management Activities

The Company’s financial risk-management activities are subject to the management, direction and control of its Finance Committee as part of that Committee’s oversight of the Company’s investment activities and treasury function. The Finance Committee, which is comprised of three members of the Company’s Board of Directors, reports to the Board of Directors on the scope of the Company’s risk-management strategy and other activities. The Finance Committee approves corporate policy that defines the Company’s risk-management objectives and philosophy relating to financial risk-management activities and provides guidance for financial instrument usage. The Finance Committee also approves hedging strategies that are developed by management through its analysis of risk exposures to which the Company is subject, and commodity, foreign exchange and interest rate market analysis from internal and industry sources. The resulting hedging strategies are then incorporated into the Company’s overall risk-management strategies.

Responsibility for the implementation of hedging and financial risk-management strategies is delegated to the Company’s treasury function. A report on Barrick’s hedge positions, detailing the size of the positions by contract type, diversification of the position among counterparties, each counterparty’s recent credit rating and the latest fair value of each group of contracts, is prepared bi-monthly and distributed to the Chief Financial Officer and the Chairman of the Finance Committee. The Finance Committee and the Board of Directors also receive a report on Barrick’s hedging and overall risk-management position at each of their regularly scheduled meetings.

Barrick maintains segregation of duties of personnel responsible for entering into hedging transactions from personnel responsible for recording and reporting transactions. In addition, the Company’s treasury reporting group regularly monitors gold sales and hedging transactions entered into by the Company. Confirmations and settlements of transactions are processed and checked independently of the treasury group. Responsibility for entering into gold sales and hedging transactions is limited to a small group of experienced treasury personnel. Summaries of each individual transaction, setting out the terms of the transactions and the identity of the individual executing each transaction, are generated by the treasury group and delivered to the compliance function on a daily basis.

LEGAL MATTERS

Government Controls and Regulations

The Company’s business is subject to various levels and types of government controls and regulations, which are supplemented and revised from time to time. Set out below is a summary of potentially material developments related to government controls and regulations that may affect Barrick or its properties.

On February 27, 2013, President Medina of the Dominican Republic, in his first Independence Day speech to the National Assembly, announced that the government would submit to Congress a bill that would establish a tax on “unforeseen income” of mineral-exporting companies unless PVDC would promptly agree to the government’s demands to increase the benefits to the government under the SLA at Barrick’s Pueblo Viejo mine. In recent months, certain members of the Dominican Congress, including the President of the House of Deputies, had expressed a desire to accelerate and increase the benefits that the Dominican Republic will derive from the Pueblo Viejo mine. The Company, while fully reserving its rights under the SLA, which cannot be unilaterally altered, has engaged in dialogue with representatives of the government in an effort to achieve a mutually acceptable outcome. This could potentially involve a renegotiation of the SLA and/or the imposition of other measures, for instance to provide for prepayment of taxes in the earlier years of the mine life, and could have a significant negative effect on project economics and, in particular, the distribution of profits and cash flows of the mine. To date the parties have been unable to reach agreement. The government has threatened to take unilateral action, such as introducing the “unforeseen income” tax announced by the President or blocking the export of minerals. Such actions would constitute a violation of the SLA, which provides for international arbitration of disputes under the Arbitration Rules of the International Chamber of Commerce. Any such actions taken by the government in an effort to extract greater revenues would negatively affect the profitability and cash flow of the mine. The potential operational impacts of any such action are difficult to predict at this time. Depending on the nature and extent of any unilateral actions that the government may take, the Company could, among other things, decide to curtail, or suspend production at the mine, or to pay the tax under protest, while pursuing its rights under international arbitration.

On March 13, 2013, customs authorities in the Dominican Republic prevented PVDC from exporting a shipment of gold and silver from the Pueblo Viejo mine. The shipment was subsequently released and shipped out of the Dominican Republic on March 18, 2013. To date, subsequent shipments have been successfully completed without significant delay.

In the U.S., certain of Barrick’s mineral reserves and operations occur on unpatented lode mining claims and mill sites that are on federal lands that are subject to federal mining and other public land laws. Changes in such laws or regulations promulgated under such laws could affect mine development and expansion and significantly increase regulatory obligations and compliance costs with respect to exploration, mine development, mine operations and closure and could prevent or delay certain operations by the Company. Changes to the mining laws are frequently proposed in the U.S. Congress. In 2011, President Obama’s proposed budget included a proposal to replace the land tenure provisions of the mining law with a leasing program and to impose a 5% gross royalty on minerals produced under the new leasing system. The proposal appears to grandfather existing rights. The budget proposal included no legislative language so the exact parameters of the proposal are uncertain. That budget was not approved and the President has not proposed another budget since then. It is uncertain whether the proposal will be part of any budget that is ultimately submitted.

In December 2010, the EPA promulgated a new rule relating to mercury emissions from gold mining facilities. The new rule, known as the gold mining mercury MACT (Maximum Achievable Control Technology) imposes new permitting monitoring and control requirements on gold recovery air pollution sources. Due to the Company’s own voluntary control efforts and the State of Nevada’s groundbreaking mercury control regulations promulgated with the Company’s support in 2006, the Company believes that its operations are well-placed to be able to comply with the new rule. Environmental groups challenged certain aspects of the proposed rule in the U.S. Circuit Court of Appeals for the District of Columbia, seeking more stringent requirements. The Court of Appeals has rejected those challenges.

In November 2009, a lawsuit was filed by a coalition of environmental groups challenging regulations promulgated under the federal mining law: Earthworks, et al. vs. U.S. Department of the Interior. The lawsuit seeks to impose different rules on millsite claims and unpatented lode claims and seeks an injunction of all permitting of mines on federal lands until new rules are promulgated. An unfavorable outcome in that litigation could also result in changes in the mining law.

During the fourth quarter of 2012, after observing increased dust in the open pit area, exacerbated by strong winds, the Pascua-Lama project voluntarily halted pre-stripping activities in order to implement additional dust mitigation and control measures. Subsequently, regulatory authorities in Chile issued an order to suspend pre-stripping until such dust-related concerns are addressed. The project has strengthened dust mitigation and control measures, including enhanced tunnel ventilation, revised blasting fragmentation, use of more robust protective equipment and a dust monitoring system.

Restrictions have also been placed on the project due to the need to repair and improve certain aspects of the water management system in Chile. In December 2012 and January 2013, a portion of the non-contact water diversion system was damaged. As a result, interim and permanent improvements to the water management system are currently being evaluated. In addition, upgrades to the water treatment plant are being evaluated and completion of the industrial water conveyance system is pending. Interim measures to repair and improve the non-contact water management system are expected to be completed by mid-year, while completion of the other aspects is expected by the end of the first quarter of 2014.

Pre-stripping of the pit in Chile is unlikely to recommence until matters related to dust and water management are resolved. However, the project is evaluating an alternative which would involve accelerating development of another small pit, which had been scheduled to be mined later, in order to provide an alternative source of ore for initial production if resumption of pre-stripping in Chile is delayed beyond May 2013. As a result, to date, the suspension of pre-stripping has not altered the target of first production in the second half of 2014. However, the outcomes of the regulatory processes, and of the constitutional rights protection action, are uncertain, and the Company will continue to monitor for potential impacts on the timing of first production. See “ – Legal Proceedings – Pascua-Lama Constitutional Protection Action.”

In October 2011, the Argentinean government issued Decree 1722, which requires crude oil, natural gas, and mining companies to repatriate and convert all foreign currency revenues resulting from export transactions into Argentine pesos. A bank transaction tax of 0.6% will apply to the subsequent conversion of pesos to foreign currencies in transactions that would otherwise have been executed using offshore funds.

In October 2011, the Peruvian government enacted a new voluntary Special Mining Contribution (SMC) payable by mining companies that have entered into legal stability agreements in Peru. On October 20, 2011, Barrick signed an agreement with the Peruvian government by which it voluntarily committed to pay the SMC on a quarterly basis for the term of its legal stability agreements for the Pierina and Lagunas Norte properties. The SMC is assessed on a sliding scale ranging from 4% to 13.12% based on operating income margin.

In April 2011, the Argentinean government implemented import controls on a greater number of goods. Delays associated with these import controls have the potential to affect certain aspects of Veladero’s and Pascua-Lama’s operations, such as maintenance and new construction, that are dependent on imported goods. Barrick will continue to evaluate the impact of these measures in 2013.

In October 2010, the Chilean government enacted legislation for a new specific mining tax. Under the new specific mining tax, for new projects, the applicable rates would change from 5% of operating margin after depreciation to a range of 5% – 14% based on the level of operating margin. For those companies currently operating under a stabilized regime, the law contemplates an option to voluntarily apply a rate of 4% – 9% for 2010-2012, and then return to the stabilized rate of 4% until the current stability period ends, and obtain an extension of the stability period at rates in the range of 5% – 14% for an additional six years. In January 2011, Barrick voluntarily adopted the new specific mining tax with respect to its Zaldívar mine in Chile.

On September 30, 2010, the National Law on Minimum Requirements for the Protection of Glaciers was enacted at the federal level in Argentina, coming in force in early November 2010. The federal law bans all new mining exploration and exploitation activities on glaciers and in the “peri-glacial” environment, and subjects ongoing mining activities to an environmental audit. If significant impacts on glaciers and peri-glacial environment are verified by said audit, the authority is empowered to take action, including the suspension or relocation of the activity. In late January 2013, the Province of San Juan, where Barrick’s operations are located in Argentina, announced that it had completed the required environmental audit, which concluded that Barrick’s activities do not impact glaciers or periglaciers. Barrick believes it is legally entitled to continue its current activities on the basis of existing approvals. In November 2010, the Federal Court in San Juan granted injunctions, based on the unconstitutionality of the federal law, suspending its application in the Province and in particular to Veladero and Pascua-Lama. On July 3, 2012, the National Supreme Court of Justice of Argentina (the “Supreme Court”) overturned the injunctions. The Supreme Court has not yet ruled on the constitutionality of the federal law (see “ – Legal Proceedings – Argentine Glacier Legislation and Constitutional Litigation”).

In 2002, as an emergency measure, Argentina adopted a 5% export duty on certain mineral products, including gold. At the time, the duty was described as “temporary.” Export of gold doré from Barrick’s Veladero Mine is currently subject to this duty. It is possible that the Argentinean government could attempt to further increase the export duty rates or otherwise impose additional taxes or burdens on the Company’s mineral production as additional revenue enhancement measures. Should export duties continue to be in place at the time that the Company commences production from Pascua-Lama, only production from ore extracted in Argentina will be subjected to such duties.

In November 2011, the Australian government enacted a price on carbon emissions with a commencement date of July 1, 2012. The carbon price will be fixed in the first three years, starting at A$23 per tonne of carbon dioxide equivalent and increasing by 5% per annum until June 30, 2015. The carbon tax is designed to apply to the top 500 high-emitting companies in Australia. The government has proposed a transition from the carbon price regime to an emissions trading scheme (ETS) from July 1, 2015. The Coalition opposition has pledged to repeal the carbon price if they win government in the future. Barrick has completed a preliminary assessment and expects the impact of complying with the legislation to be an increase in our total cash costs of approximately $3 per ounce on a consolidated basis and approximately $12 per ounce for the regional business unit on an annualized basis.

In 2010, the Australian government proposed a new tax on the minerals industry. The original proposed tax extended to all minerals including gold and copper. After negative community feedback, the government abandoned the original proposed new tax and announced a new minerals resource rent tax (“MRRT”) applying to iron ore and coal. The MRRT came into effect on July 1, 2012 and applies only to iron ore and coal. Other commodities such as gold and copper are not subject to the MRRT.

The Supreme Court in the Republic of the Philippines adopted new Rules of Procedure for Environmental Cases effective April 29, 2010 (the “Environmental Rules”). Rule 7 of the Environmental Rules purports to create a new special civil action or remedy called a “Writ of Kalikasan.” The Environmental Rules provide that such a writ is available to a natural or juridical person, on behalf of persons “whose constitutional right to a balanced and healthful ecology is violated, or threatened with violation by an unlawful act or omission of a public official or employee, or private individual or entity, involving environmental damage of such magnitude as to prejudice the life, health or property of inhabitants in two or more cities or provinces.” The remedies available under this procedure are in the nature of injunctive orders preventing continued harm to the environment and orders for rehabilitation or remediation of the environment. The Rules provide for a significantly compressed procedural timeframe for such proceedings and, amongst other things, require: (i) the petitioners to file all of their evidence at the time they commence the proceeding and file their Petition for a Writ; and (ii) the respondents to file a responding pleading and their evidence within ten (10) days of being served with the Writ. The Rules also contemplate a speedy hearing and determination on the merits. Barrick does not operate in the Philippines but is a party to various legal proceedings in that country that relate to Placer Dome’s former interest in the Marcopper mine (see “ – Legal Proceedings – Writ of Kalikasan”).

In 2012, ABG voluntarily agreed to increase the royalty paid on the gross value of minerals at all of ABG’s mines in Tanzania from 3% to 4% following the resolution of a range of taxation, permitting and licensing issues with the government of that country.

Since the Company acquired its interest in the Jabal Sayid project through its acquisition of Equinox Minerals in 2011, the Deputy Ministry for Mineral Resources (“DMMR”), which oversees the mining license, has questioned whether such change in the indirect ownership of the project, as well as previous changes in ownership, required the prior consent of DMMR. In December 2012, DMMR required the project to cease commissioning of the plant using stockpiled ore, citing alleged noncompliances with the mining investment law and the mining license, and in January 2013 required related companies to cease exploration activities, citing noncompliance with the law and the exploration license related to the ownership changes. The Company does not believe that such consent was required as a matter of law, but has responded to requests of the DMMR, including through the provision of additional guarantees and undertakings, and expressed its desire to fully satisfy any related requirements of DMMR.

In December 2011, the Government of Zambia increased the mineral royalty from 3.0% to 6.0% effective April 1, 2012, following a previous royalty increase from 0.6% to 3.0% in April 2008. The 3.0% and 6.0% royalties contradict the Development Agreement entered into between Lumwana Mining Company Limited and the Government of Zambia on December 16, 2005, which provided a 10-year stability period for the key fiscal and taxation provisions related to the Lumwana property, including a 0.6% mineral royalty. Based on local and international legal advice, the Company believes that the compensation rights for breach of the 10-year stability period granted under the Lumwana Development Agreement prevail over the mineral royalty and other changes to the Zambian tax regime. In January 2012, the Government of Zambia announced its intention to further review the country’s mining legislation. No amendments have been proposed to date.

On November 15, 2011 the Government of Balochistan rejected the mining lease application for Barrick’s Reko Diq copper-gold project in Pakistan. Barrick believes that it had a sound legal basis to support its entitlement to secure a mining lease and the Company is actively pursuing the enforcement of its legal rights through both the International Center for Settlement of Investment Disputes and the International Chamber of Commerce. In January 2013, the Supreme Court of Pakistan ruled that the Government of Balochistan exceeded its authority in entering into the Chagai Hills Joint Venture Agreement, and that the contract was invalid. The Governments of Pakistan and Balochistan have indicated that they will argue that this ruling deprives the arbitration tribunals of jurisdiction, which Barrick will oppose vigorously. In the fourth quarter of 2012, the Company recorded a write-down of $120 million related to its investment in Tethyan Copper Company (“TCC”), which holds Barrick’s interest in the Reko Diq project, due to political, legal, and regulatory uncertainties, particularly in regard to Pakistan and the Province of Balochistan. This write-down has been taken without prejudice to the legal remedies that may be obtained through the ongoing arbitration proceedings. For additional details on these proceedings as well as the related proceedings before the Supreme Court of Pakistan see “ – Legal Proceedings – Reko Diq Arbitration” and “ – Legal Proceedings – Pakistani Constitutional Litigation.”

Barrick is unable to predict what additional legislation or revisions may be proposed that might affect its business or when any such proposals, if enacted, might become effective. Such changes, however, could require increased capital and operating expenditures and could prevent or delay certain operations by the Company.

The various levels of government controls and regulations address, among other things, the environmental impact of mining and mineral processing operations. With respect to the regulation of mining and processing, legislation and regulations in various jurisdictions establish performance standards, air and water quality emission standards and other design or operational requirements for various components of operations, including health and safety standards. Legislation and regulations also establish requirements for decommissioning, reclamation and rehabilitation of mining properties following the cessation of operations, and may require that some former mining properties be managed for long periods of time (see “Environment and Closure”). In addition, in certain jurisdictions, the Company is subject to foreign investment controls and regulations governing its ability to remit earnings abroad.

The Company believes that it is in substantial compliance with all current government controls and regulations at each of its material properties.

Legal Proceedings

Set out below is a summary of potentially material legal proceedings to which Barrick is a party.

Cortez Hills Complaint

On November 12, 2008, the United States Bureau of Land Management issued a Record of Decision approving the Cortez Hills Expansion Project (the “Project”). On November 20, 2008, the TeMoak Shoshone Tribe, the East Fork Band Council of the TeMoak Shoshone Tribe and the Timbisha Shoshone Tribe, the Western Shoshone Defense Project, and Great Basin Resource Watch filed a lawsuit against the United States seeking to enjoin the majority of the activities comprising the Project on various grounds.

In December 2009, on appeal from a decision denying certain of the plaintiff’s claims, the Ninth Circuit issued an opinion in which it held that the plaintiffs were likely to succeed on two of their claims and ordered that a supplemental Environmental Impact Statement (“EIS”) be prepared by Barrick. On March 15, 2011, the BLM issued its record of decision that approved the supplemental EIS. On January 3, 2012, the District Court issued a decision granting summary judgment in favor of Barrick and the BLM on all remaining issues. The plaintiffs have appealed this decision.

Marinduque Complaint

Placer Dome was named the sole defendant in a Complaint filed in October 2005, by the Provincial Government of Marinduque, an island province of the Philippines (the “Province”), with the District Court in Clark County, Nevada. The Complaint asserted that Placer Dome was responsible for alleged environmental degradation with consequent economic damages and impacts to the environment in the vicinity of the Marcopper mine that was owned and operated by Marcopper Mining Corporation (“Marcopper”). Placer Dome indirectly owned a minority shareholding of 39.9% in Marcopper until the divestiture of its shareholding in 1997. The Province sought “to recover damages for injuries to the natural, ecological and wildlife resources within its territory.” In addition, the Province sought compensation for the costs of restoring the environment, an order directing Placer Dome to undertake and complete “the remediation, environmental cleanup, and balancing of the ecology of the affected areas,” and payment of the costs of environmental monitoring. The Complaint addressed the discharge of mine tailings into Calancan Bay, the 1993 Maguila-guila dam breach, the 1996 Boac river tailings spill, and alleged past and continuing damage from acid rock drainage.

In October 2010, the Nevada state court issued an order granting the Company’s motion to dismiss the action on the grounds of forum non conveniens. The Province has appealed the Court’s dismissal order to the Nevada Supreme Court. The Company intends to continue to defend the action vigorously. No amounts have been accrued for any potential loss under this complaint.

Calancan Bay (Philippines) Complaint

In July 2004, a complaint was filed against Marcopper and Placer Dome in the Regional Trial Court of Boac, on the Philippine island of Marinduque, on behalf of a putative class of fishermen who reside in the communities around Calancan Bay, in northern Marinduque. The complaint alleges injuries to health and economic damages to the local fisheries resulting from the disposal of mine tailings from the Marcopper mine. The total amount of damages claimed is approximately $1 billion.

In April 2008, Placer Dome Inc. made a special appearance by counsel to move to dismiss the complaint for lack of personal jurisdiction and on other grounds. The plaintiffs have opposed the motion to dismiss. In October 2008, the plaintiffs filed a motion challenging Placer Dome Inc.’s legal capacity to participate in the proceedings in light of its alleged “acquisition” by the Company. Placer Dome Inc. opposed this motion. In January 2009, Marcopper filed an entry of appearance in the action and in March 2012 filed a motion to dismiss the action on various grounds. The plaintiffs have opposed the motion to dismiss. It is not known when the motions will be decided by the Court. The Company intends to defend the action vigorously. No amounts have been accrued for any potential loss under this complaint.

Perilla Complaint

In 2009, BGI and Placer Dome Inc. were purportedly served in Ontario with a complaint filed in November 2008 in the Regional Trial Court of Boac, on the Philippine island of Marinduque, on behalf of two named individuals and purportedly on behalf of the approximately 200,000 residents of Marinduque. The complaint alleges injury to the economy and the ecology of Marinduque as a result of the discharge of mine tailings from the Marcopper mine into the Calancan Bay, the Boac River, and the Mogpog River. The plaintiffs are claiming for abatement of a public nuisance allegedly caused by the tailings discharge and for nominal damages for an alleged violation of their constitutional right to a balanced and healthful ecology. BGI and Placer Dome Inc. filed motions to dismiss the claims against them on a number of grounds in 2009 and 2010. In June 2010, BGI and Placer Dome Inc. filed a motion to have the Court resolve their unresolved motions to dismiss before considering the plaintiffs’ motion to admit an amended complaint and also filed an opposition to the plaintiffs’ motion to admit on the same basis. It is not known when these motions or the outstanding motions to dismiss will be decided by the Court. The Company intends to defend the action vigorously. No amounts have been accrued for any potential loss under this complaint.

Writ of Kalikasan

On February 25, 2011 a Petition for the Issuance of a Writ of Kalikasan with Prayer for Temporary Environmental Protection Order was filed in the Supreme Court of the Republic of the Philippines in Eliza M. Hernandez, Mamerto M. Lanete and Godofredo L. Manoy versus Placer Dome Inc. and Barrick Gold Corporation (the “Petition”). On March 8, 2011, the Supreme Court issued an En Banc Resolution and Writ of Kalikasan and directed service of summons on Placer Dome Inc. and the Company, ordered Placer Dome Inc. and the Company to make a verified return of the Writ with ten days of service and referred the case to the Court of Appeal for hearing. The Petition alleges that Placer Dome Inc. violated the petitioners’ constitutional right to a balanced and healthful ecology as a result of, amongst other things, the discharge of tailings into Calancan Bay, the 1993 Maguila-Guila dam break, the 1996 Boac river tailings spill and failure of Marcopper to properly decommission the Marcopper mine. The petitioners have pleaded that the Company is liable for the alleged actions and omissions of Placer Dome Inc. which was a minority indirect shareholder of Marcopper at all relevant times and is seeking orders requiring the Company to environmentally remediate the areas in and around the mine site that are alleged to have sustained environmental impacts. The petitioners purported to serve the Company on March 25, 2011.

On March 31, 2011, the Company filed an Urgent Motion For Ruling on Jurisdiction with the Supreme Court challenging the constitutionality of the Rules of Procedure in Environmental Cases (the “Environmental Rules”) pursuant to which the Petition was filed, as well as the jurisdiction of the Court over the Company. On April 4, 2011, the Company filed its response to the Petition as required by the Environmental Rule without submitting to the jurisdiction of the Court. On November 23, 2011, the Company’s counsel received a Motion for Intervention, dated November 18, 2011, filed with the Supreme Court, in which two local governments, or “baranguays” (Baranguay San Antonio and Baranguay Lobo), seek intervenor status in the proceedings with the intention of seeking a dismissal of the proceedings. No decision has as yet been issued with respect to the Urgent Motion for Ruling on Jurisdiction, the Motion for Intervention, or certain other matters before the Court. The Company intends to continue to defend the action vigorously. No amounts have been accrued for any potential loss under this matter.

Reko Diq Arbitration

On February 15, 2011, Tethyan Copper Company Pakistan (Private) Limited (“TCCP”) (the local operating subsidiary of Tethyan Copper Company (“TCC”)) submitted to the Government of the Province of Balochistan (the “GOB”) an application for a mining lease in respect of the Reko Diq project in Pakistan. Barrick currently indirectly holds 50% of the shares of TCC, with Antofagasta Plc (“Antofagasta”) indirectly holding the other 50%.

TCC believes that, under the Chagai Hills Joint Venture Agreement (the “CHEJVA”) between TCC and the GOB, as well as under the 2002 Balochistan Mineral Rules, TCCP was legally entitled to the mining lease subject only to “routine” government requirements. On November 15, 2011, the GOB notified TCCP of the rejection of TCCP’s application for the mining lease. On November 28, 2011, TCC filed two requests for international arbitration: one against the Government of Pakistan (“GOP”) with the International Centre for Settlement of Investment Disputes (“ICSID”) asserting breaches of the Bilateral Investment Treaty (“BIT”) between Australia (where TCC is incorporated) and Pakistan, and another against the GOB with the International Chamber of Commerce (“ICC”), asserting breaches of the CHEJVA. In December 2012, the ICSID tribunal declined to issue provisional measures to prevent the GOP from disposing of or encumbering any rights TCC may have to the property until the arbitration is concluded, but advised that it expected that neither the GOP nor the GOB would involve third parties nor conduct further work beyond the limited amount the GOP had disclosed, and imposed certain obligations on the GOP to report to the tribunal if its intentions changed. A hearing was held on the same issue before the ICC tribunal, which in February 2013 issued a ruling similar to that issued by the ICSID tribunal. The GOP filed jurisdictional objections before ICSID on the grounds that the BIT should not apply, which were not accepted. The GOP and GOB have renewed their objections in light of the Pakistani Constitutional Litigation (below). A merits hearing in the ICSID matter has been scheduled for December 2013, and a merits hearing in the ICC matter is tentatively set for March 2014. Issues related to damages in both proceedings have been bifurcated until after rulings on the merits.

Pakistani Constitutional Litigation

In November 2006, a Constitutional Petition was filed in the High Court of Balochistan by three Pakistani citizens against: Barrick, the GOB and the GOP, the Balochistan Development Authority (“BDA”), TCCP, Antofagasta, Muslim Lakhani and BHP (Pakistan) Pvt Limited (“BHP”). The Petition alleged, among other things, that the entry by the BDA into the 1993 Joint Venture Agreement (“JVA”) with BHP to facilitate the exploration of the Reko Diq area and the grant of related exploration licenses were illegal and that the subsequent transfer of the interests of BHP in the JVA and the licenses to TCC was also illegal and should therefore be set aside. In June 2007, the High Court of Balochistan dismissed the Petition against Barrick and the other respondents in its entirety. In August 2007, the petitioners filed a Civil Petition for Leave to Appeal in the Supreme Court of Pakistan. On May 25, 2011, the Supreme Court ruled, among other things, that the GOB should proceed to expeditiously decide TCCP’s application for the grant of a mining lease, transparently and fairly in accordance with laws and applicable rules. The Supreme Court also ruled that the petitions before the Court would remain pending.

In early 2012, the Supreme Court resumed hearing various petitions relating to TCC and the Reko Diq project, including applications seeking to have the CHEJVA declared invalid and applications seeking an order staying the ICSID and ICC arbitrations. In January 2013, the Supreme Court ruled that the GOB exceeded its authority in entering into the CHEJVA, and that the contract was invalid. The GOP and the GOB have indicated that they will argue that this ruling deprives the tribunals of jurisdiction, which TCC will oppose vigorously.

Argentine Glacier Legislation and Constitutional Litigation

On September 30, 2010, the National Law on Minimum Requirements for the Protection of Glaciers was enacted in Argentina, and came into force in early November 2010. The federal law bans new mining exploration and exploitation activities on glaciers and in the “peri-glacial” environment, and subjects ongoing mining activities to an environmental audit. If such audit identifies significant impacts on glaciers and peri-glacial environment, the relevant authority is empowered to take action, which according to the legislation could include the suspension or relocation of the activity. In the case of the Veladero mine and the Pascua-Lama project, the competent authority is the Province of San Juan. In late January 2013, the Province announced that it had completed the required environmental audit, which concluded that Veladero and Pascua-Lama do not impact glaciers or periglaciers.

In November 2010, the Federal Court in the Province of San Juan granted injunctions, based on the unconstitutionality of the federal law, suspending its application in the Province and, in particular to Veladero and Pascua-Lama. The National Supreme Court of Justice of Argentina (the “Supreme Court”) issued a decision determining that this case falls within its jurisdiction. The National State filed a remedy for revocation of the decision of the Federal Court in the Province of San Juan to grant injunctions suspending the application of the federal law in the Province of San Juan. On July 3, 2012, the Supreme Court overturned the injunctions. The Supreme Court has not yet ruled on the constitutionality of the federal law. No amounts have been accrued for any potential loss under this matter.

Pascua-Lama Constitutional Protection Action

On September 28, 2012, a constitutional rights protection action was filed in the Court of Appeals of Copiapo, Chile by representatives of four Diaguita indigenous communities against Compania Minera Nevada (“CMN”) Barrick’s Chilean subsidiary that holds the Chilean portion of the Pascua-Lama project (the “Project”), and the Environmental Evaluation Commission (“EEC”) of the III Region of Atacama, Chile, the regulatory body with oversight authority over the Project.

On October 22, 2012, a second constitutional rights protection action was filed in the Court of Appeals of Copiapo, Chile by a representative of a Diaguita indigenous community and certain other individuals against CMN and the EEC.

The plaintiffs in the actions allege that the construction of the Project affects their constitutional rights to life and to live in an environment free of contamination. The actions allege certain non-compliances with the Project´s environmental approval in Chile, including the carrying out of pre-stripping activities allegedly prior to full completion and operation of the acid rock drainage water management and treatment system and alleged impacts on the Toro 1, Toro 2 and Esperanza glaciers.

The plaintiffs assert that the alleged non-compliances with the environmental approval, together with the lack of inspections, sanctions and injunctions on the part of the regulatory bodies, have resulted in negative impacts on water sources and contamination, or at least the risk of contamination, of the Estrecho and Huasco rivers.

The relief sought in the actions is the suspension of the construction of the Project in Chile until all environmental obligations are fulfilled. At the time of filing of the first action, the plaintiffs sought the immediate granting of a preliminary injunction to halt pre-stripping activities. The preliminary injunction request was not granted. The first action has been admitted for review by the Court. The second action has been abandoned for lack of prosecution. No amounts have been accrued for any potential losses related to these actions.

General

Barrick and its subsidiaries are, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business. Barrick is also subject to reassessment for income and mining taxes for certain years. The results of pending or threatened proceedings related to any potential tax assessments or other matters cannot be predicted with certainty.

RISK FACTORS

The risks described below are not the only ones facing Barrick. Additional risks not currently known to Barrick, or that Barrick currently deems immaterial, may also impair Barrick’s operations.

Metal price volatility

Barrick’s business is strongly affected by the world market price of gold and copper. If the world market price of gold or copper were to drop and the prices realized by Barrick on gold or copper sales were to decrease significantly and remain at such a level for any substantial period, Barrick’s profitability and cash flow would be negatively affected.

Gold and copper prices can be subject to volatile price movements, which can be material and can occur over short periods of time and are affected by numerous factors, all of which are beyond Barrick’s control. Based on current estimates of Barrick’s 2013 gold production and sales, a $50 per ounce increase or decrease in the market gold price will result in an approximately $350-$370 million increase or decrease in the Company’s EBITDA. Factors tending to affect the price of gold include:

•	industrial and jewelry demand;

•	the level of demand for gold as an investment;

•	central bank lending, sales and purchases of gold;

•	the volume of recycled material available in the market;

•	speculative trading; and

•	costs and levels of global gold production by producers of gold.

Gold prices may also be affected by macroeconomic factors, including:

•	expectations of the future rate of inflation;

•	the strength of, and confidence in, the U.S. dollar, the currency in which the price of gold is generally quoted, and other currencies;

•	interest rates; and

•	global or regional, political or economic uncertainties.

Based on current estimates of Barrick’s 2013 copper production and sales, a $0.25 per pound increase or decrease in the market copper price will result in an approximately $120-$130 million increase or decrease in the Company’s EBITDA, excluding the impact of Barrick’s hedging strategies. Factors tending to affect the price of copper include:

•	the worldwide balance of copper demand and supply;

•	rates of global economic growth, trends in industrial production and conditions in the housing and automotive industries, all of which correlate with demand for copper;

•	economic growth and political conditions in China, which has become the largest consumer of refined copper in the world, and other major developing economies;

•	speculative investment positions in copper and copper futures;

•	the availability of secondary material for smelting;

•	expectations of the future rate of inflation;

•	the availability and cost of substitute materials; and

•	currency exchange fluctuations, including the relative strength of the U.S. dollar.

Barrick’s gold production is sold into the spot market. The sales price for Barrick’s copper production is determined provisionally at the date of sale with the final price determined based on market copper prices at a future date set by the customer, generally one to three months after the initial date of sale. Market prices for copper may fluctuate during this extended settlement period. The prices of Barrick’s copper sales are marked-to-market at the balance sheet date based on the forward copper price for the relevant quotational period. All such mark-to-market adjustments are recorded in copper sale revenues. If the market price for copper declines, the final sale price realized by the Company at settlement may be lower than the provisional sale price initially recognized by the Company, requiring negative adjustments to Barrick’s average realized copper price for the relevant period.

In addition, certain of Barrick’s mineral projects include other minerals (principally nickel and silver), each of which is subject to price volatility based on factors beyond Barrick’s control.

Depending on the market price of the relevant metal, Barrick may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, as applicable, which could have an adverse impact on Barrick’s financial performance and results of operations. In such a circumstance, Barrick may also curtail or suspend some or all of its exploration activities, with the result that depleted reserves are not replaced. In addition, the market value of Barrick’s gold or copper inventory may be reduced and existing reserves may be reduced to the extent that ore cannot be mined and processed economically at the prevailing prices.

Foreign investments and operations

Barrick conducts mining, development and exploration and other activities in many countries, including the United States, Canada, Australia, Argentina, Chile, Peru, Dominican Republic, Papua New Guinea, Pakistan, Tanzania, Zambia and Saudi Arabia. Mining investments are subject to the risks normally associated with any conduct of business in foreign countries including:

•	renegotiation, cancellation or forced modification of existing contracts;

•	expropriation or nationalization of property;

•

changes in laws or policies of particular countries, including those relating to taxation, royalties, imports, exports, duties, currency, or other claims by government entities, including retroactive claims (see “Legal Matters – Government Controls and Regulations”);

•	uncertain political and economic environments, war, terrorism, sabotage and civil disturbances;

•	delays in obtaining or the inability to obtain or maintain necessary governmental permits;

•	currency fluctuations;

•

restrictions on the ability of local operating companies to sell gold, copper or other minerals offshore for U.S. dollars, and on the ability of such companies to hold U.S. dollars or other foreign currencies in offshore bank accounts;

•	import and export regulations, including restrictions on the export of gold, copper or other minerals;

•	risk of loss due to disease and other potential endemic health issues;

•	limitations on the repatriation of earnings; and

•	increased financing costs.

These risks may limit or disrupt operating mines or projects, restrict the movement of funds, cause Barrick to have to expend more funds than previously expected or required, or result in the deprivation of contract rights or the taking of property by nationalization or expropriation without fair compensation, and may materially adversely affect Barrick’s financial position or results of operations. Certain of these risks have increased in the recent environment of higher metal prices and could continue to increase. Furthermore, in the event of disputes arising from Barrick’s activities in Argentina, Chile, Peru, Dominican Republic, Papua New Guinea, Pakistan, Tanzania, Zambia and Saudi Arabia, Barrick has been and may continue to be subject to the jurisdiction of courts outside North America and Australia, which could adversely affect the outcome of the dispute.

On February 27, 2013, President Medina of the Dominican Republic announced that the government would submit to Congress a bill that would establish a tax on “unforeseen income” of mineral-exporting companies unless PVDC would promptly agree to the government’s demands to increase the benefits to the government under the SLA for Barrick’s Pueblo Viejo mine. In recent months, certain members of the Dominican Congress, including the President of the House of Deputies, had expressed a desire to accelerate and increase the benefits that the Dominican Republic will derive from the Pueblo Viejo mine. The Company, while fully reserving its rights under the SLA, which cannot be unilaterally altered, has engaged in dialogue with representatives of the government in an effort to achieve a mutually acceptable outcome. This could potentially involve a renegotiation of the SLA and/or the imposition of other measures, for instance to provide for prepayment of taxes in the earlier years of the mine life, and could have a significant negative effect on project economics and, in particular, the distribution of profits and cash flows of the mine. To date the parties have been unable to reach agreement. The government has threatened to take unilateral action, such as introducing the “unforeseen income” tax announced by the President or blocking the export of minerals. Any such actions taken by the government in an effort to extract greater revenues would negatively affect the profitability and cash flow of the mine. The potential operational impacts of any such action are difficult to predict at this time. Depending on the nature and extent of any unilateral actions that the government may take, the Company could, among other things, decide to curtail, or suspend production at the mine, or to pay the tax under protest, while pursuing its rights under international arbitration. On March 13, 2013, customs authorities in the Dominican Republic prevented PVDC from exporting a shipment of gold and silver from the Pueblo Viejo mine. The shipment was subsequently released and shipped out of the Dominican Republic on March 18, 2013. To date, subsequent shipments have been successfully completed without significant delay.

In Papua New Guinea, the location of the Porgera gold mine and where Barrick has access to over 5,300 square kilometers of exploration property, there is a greater level of political, social and economic risk compared to some other countries in which Barrick operates. The Porgera mine’s infrastructure, including power, water and fuel, may be at risk of sabotage. Acts of sabotage could result in damage to production facilities and delays in or curtailments of production at Porgera.

A number of economic and social issues exist that increase Barrick’s political and economic risk. Infectious diseases (including malaria, HIV/AIDS and tuberculosis) are major health care issues in certain of the countries in which Barrick operates. In Zambia, Barrick has continued workforce training and health programs at its Lumwana mine to maximize prevention awareness and minimize the impact of infectious diseases, including HIV/AIDS and malaria. In Tanzania, ABG has implemented infectious disease programs, including malaria control programs and HIV/AIDS awareness and prevention programs for its employees, families and local communities at its Bulyanhulu, Tulawaka, North Mara and Buzwagi mines.

Replacement of depleted reserves

Barrick must continually replace reserves depleted by production to maintain production levels over the long term. Reserves can be replaced by expanding known orebodies, locating new deposits or making acquisitions. Exploration is highly speculative in nature. Barrick’s exploration projects involve many risks and are frequently unsuccessful. Once a site with mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves and to construct mining and processing facilities. As a result, there is no assurance that current or future exploration programs will be successful. There is a risk that depletion of reserves will not be offset by discoveries or acquisitions or that divestitures of assets will lead to a lower reserve base. The mineral base of Barrick may decline if reserves are mined without adequate replacement and Barrick may not be able to sustain production beyond the current mine lives, based on current production rates.

Projects

Barrick’s ability to sustain or increase its present levels of gold and copper production is dependent in part on the success of its projects. There are many risks and unknowns inherent in all projects. For example, the economic feasibility of projects is based upon many factors, including:

•	the accuracy of reserve estimates;

•	metallurgical recoveries with respect to gold, copper and by-products;

•	capital and operating costs of such projects;

•	the timetables for the construction of such projects and any delays or interruptions;

•	the future prices of the relevant minerals; and

•	the ability to secure appropriate financing to develop such projects.

Projects also require the successful completion of feasibility studies, the resolution of various fiscal, tax and royalty matters, the issuance of necessary governmental permits and the acquisition of satisfactory surface or other land rights. It may also be necessary for Barrick to, among other things, find or generate suitable sources of power and water for a project, ensure that appropriate community infrastructure is developed by third parties to support the project and to secure appropriate financing to fund these expenditures (see “ – Global financial conditions” and “ – Liquidity and level of indebtedness”).

Projects have no operating history upon which to base estimates of future cash flow. The capital expenditures and time required to develop new mines or other projects are considerable and changes in costs or construction schedules can affect project economics. Thus, it is possible that actual costs may increase significantly and economic returns may differ materially from Barrick’s estimates or that metal prices may decrease significantly or that Barrick could fail to obtain the satisfactory resolution of fiscal and tax matters or the governmental approvals necessary for the operation of a project or obtain project financing on acceptable terms and conditions or at all, in which case, the project may not proceed either on its original timing or at all. In fact, Barrick’s Pascua-Lama project has experienced a significant increase in its capital cost estimate and length of construction schedule since the feasibility study on the project. Although in the fourth quarter of 2012, the cost and schedule estimate was finalized, it is possible that unanticipated events, or the outcome of the current constitutional challenges and regulatory actions in Chile could result in further changes.

Barrick has adopted a disciplined capital allocation framework which focuses on maximizing risk-adjusted rates or return and free cash flow and, has announced that, in accordance with this framework, in the current challenging environment, it has no plans to build any new mines. If Barrick declines to advance a project on a particular timetable or at all, the rights associated with the project could be negatively affected.

Liquidity and level of indebtedness

As of December 31, 2012, Barrick had cash and cash equivalents of approximately $2.1 billion and capital leases and long-term debt of approximately $14.1 billion. Although Barrick has been successful in repaying debt in the past and issuing new debt securities in capital markets transactions, there can be no assurance that it can continue to do so. In addition, Barrick may assume additional debt in future periods or reduce its holdings of cash and cash equivalents in connection with funding future acquisitions, existing operations, capital expenditures, dividends or in pursuing other business opportunities. Barrick’s level of indebtedness could have important consequences for its operations, including:

•

Barrick may need to use a large portion of its cash flow to repay principal and pay interest on its debt, which will reduce the amount of funds available to finance its operations and other business activities; and

•	Barrick’s debt level may limit its ability to pursue other business opportunities, borrow money for operations or capital expenditures in the future or implement its business strategy.

At current market gold and copper prices, Barrick expects to generate negative free cash flow in 2013. This is primarily due to expected capital expenditures of about $2.6 billion at the Pascua-Lama project. As of December 31, 2012, Barrick had approximately $1.8 billion in debt maturing in 2013. During the first quarter of 2013, Barrick borrowed $2.0 billion under its previously undrawn $4.0 billion credit facility due 2018, of which $1.2 billion was used to repay the outstanding balance on its credit facility due April 2013. As a result, as of March 20, 2013, Barrick had approximately $0.6 billion of debt maturing in 2013. Barrick expects to obtain the funds to pay its expenses and to pay principal and interest on its debt in 2013 through a combination of one or more of: borrowing under the Company’s $4.0 billion credit facility (subject to compliance with covenants and making of certain representations and warranties); its future cash flow from operations; issuing additional equity or unsecured debt; and asset sales. The key financial covenant in Barrick’s $4.0 billion credit facility requires Barrick to maintain a consolidated tangible net worth (“CTNW”) of at least $3.0 billion (Barrick’s CTNW was $12.0 billion as of December 31, 2012). Barrick’s ability to meet its payment obligations will depend on its future financial performance, which will be impacted by financial, business, economic and other factors. Barrick will not be able to control many of these factors, such as economic conditions in the markets in which it operates. Barrick cannot be certain that its existing capital resources and future cash flow from operations will be sufficient to allow it to pay principal and interest on Barrick’s debt and meet its other obligations. If these amounts are insufficient or if there is a contravention of its debt covenants, Barrick may be required to refinance all or part of its existing debt, sell assets, borrow more money or issue additional equity. The ability of Barrick to access the bank, public debt or equity capital markets on an efficient basis may be constrained by a dislocation in the credit markets and/or capital and/or liquidity constraints in the banking, debt and/or equity markets at the time of issuance. See “ – Global financial conditions.” If Barrick is unable to maintain its indebtedness and financial ratios at levels acceptable to its credit rating agencies, or should Barrick’s business prospects deteriorate, the ratings currently assigned to Barrick by Moody’s Investor Services, Standard & Poor’s Ratings Services or DBRS could be downgraded, which could adversely affect the value of Barrick’s outstanding securities and existing debt and its ability to obtain new financing on favorable terms, and increase Barrick’s borrowing costs.

Global financial conditions

Following the onset of the credit crisis in 2008, global financial conditions were characterized by extreme volatility and several major financial institutions either went into bankruptcy or were rescued by governmental authorities. While global financial conditions subsequently stabilized, there remains considerable risk in the system given the extraordinary measures adopted by government authorities to achieve that stability. The deteriorating financial condition of certain government authorities has significantly increased the potential for sovereign defaults in a number of jurisdictions, including within the member states of the European Union. Global financial conditions could suddenly and rapidly destabilize in response to future economic shocks, as government authorities may have limited resources to respond to future crises. Future economic shocks may be precipitated by a number of causes, including a continued rise in the price of oil, geopolitical instability and natural disasters. Any sudden or rapid destabilization of global economic conditions could impact Barrick’s ability to obtain equity or debt financing in the future on terms favorable to Barrick. Additionally, any such occurrence could cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. Further, in such an event, Barrick’s operations and financial condition could be adversely impacted.

Inflation

In addition to potentially affecting the price of gold, copper and silver, general inflationary pressures may also affect Barrick’s labor, commodity and other input costs, which could have a materially adverse effect on Barrick’s financial condition, results of operations and capital expenditures for the development of its projects. See “ – Metal price volatility,” “ – Projects,” “ – Price volatility and availability of other commodities,” “ – Production and cost estimates” and “ – Shortages of critical parts, equipment and skilled labor.”

Mineral reserves and resources

Barrick’s mineral reserves and mineral resources are estimates, and no assurance can be given that the estimated reserves and resources are accurate or that the indicated level of gold, copper or any other mineral will be produced. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Further, it may take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a discovery may change.

The SEC does not permit mining companies in their filings with the SEC to disclose estimates other than mineral reserves. However, because Barrick prepares this Annual Information Form in accordance with Canadian disclosure requirements, it contains resource estimates, which are required by National Instrument 43-101, as well. Mineral resource estimates for properties that have not commenced production are based, in many instances, on limited and widely spaced drill hole information, which is not necessarily indicative of the conditions between and around drill holes. Accordingly, such mineral resource estimates may require revision as more drilling information becomes available or as actual production experience is gained. No assurance can be given that any part or all of Barrick’s mineral resources constitute or will be converted into reserves.

Market price fluctuations of gold, copper, silver and certain other metals, as well as increased production and capital costs or reduced recovery rates, may render Barrick’s proven and probable reserves unprofitable to develop at a particular site or sites for periods of time or may render mineral reserves containing relatively lower grade mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves, such as the need for the orderly development of orebodies or the processing of new or different ore grades, may cause mineral reserves to be reduced or Barrick to be unprofitable in any particular accounting period. Estimated reserves may have to be recalculated based on actual production experience. Any of these factors may require Barrick to reduce its mineral reserves and resources, which could have a negative impact on Barrick’s financial results. Failure to obtain or maintain necessary permits or government approvals or changes to applicable legislation could also cause Barrick to reduce its reserves. There is also no assurance that Barrick will achieve indicated levels of gold or copper recovery or obtain the prices assumed in determining such reserves.

Price volatility and availability of other commodities

The profitability of Barrick’s business is affected by the market prices of commodities produced as by-products at Barrick’s mines, such as silver, as well as the cost and availability of commodities which are consumed or otherwise used in connection with Barrick’s operations and projects, including, but not limited to, diesel fuel, natural gas, electricity, acid, steel, concrete and cyanide. Prices of such commodities can be subject to volatility, which can be material and can occur over short periods of time, and are affected by factors that are beyond Barrick’s control. An increase in the cost, or decrease in the availability, of construction materials such as steel and concrete may affect the timing and cost of Barrick’s projects. If Barrick’s proceeds from the sale of by-products were to decrease significantly, or the costs of certain commodities consumed or otherwise used in connection with Barrick’s operations and projects were to increase, or their availability to decrease, significantly, and remain at such levels for a substantial period of time, Barrick may determine that it is not economically feasible to continue commercial production at some or all of Barrick’s operations or the development of some or all of Barrick’s current projects, which could have an adverse impact on Barrick as described under “ – Metal price volatility” above.

Mining risks and insurance risks

The mining industry is subject to significant risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected geological conditions, labor force disruptions, civil strife, unavailability of materials and equipment, weather conditions, pit wall failures, rock bursts, cave-ins, flooding, seismic activity, water conditions and gold bullion losses, most of which are beyond Barrick’s control. These risks and hazards could result in: damage to, or destruction of, mineral properties or producing facilities; personal injury or death; environmental damage; delays in mining; and monetary losses and possible legal liability. As a result, production may fall below historic or estimated levels and Barrick may incur significant costs or experience significant delays that could have a material adverse effect on Barrick’s financial performance, liquidity and results of operation.

Barrick maintains insurance to cover some of these risks and hazards. The insurance is maintained in amounts that are believed to be reasonable depending on the circumstances surrounding each identified risk. No assurance can be given that such insurance will continue to be available, or that it will be available at economically feasible premiums, or that Barrick will maintain such insurance. Barrick’s property, liability and other insurance may not provide sufficient coverage for losses related to these or other risks or hazards. In addition, Barrick does not have coverage for certain environmental losses and other risks, as such coverage cannot be purchased at a commercially reasonable cost. The lack of, or insufficiency of, insurance coverage could adversely affect Barrick’s cash flow and overall profitability.

It is also not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring more capital than anticipated.

Production and cost estimates

Barrick prepares estimates of future production, cash costs and capital costs of production for particular operations. No assurance can be given that such estimates will be achieved. Failure to achieve production or cost estimates or material increases in costs could have an adverse impact on Barrick’s future cash flows, profitability, results of operations and financial condition.

Barrick’s actual production and costs may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of orebodies and the processing of new or different ore grades; revisions to mine plans; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, water availability, floods, and earthquakes; and unexpected labor shortages or strikes. Costs of production may also be affected by a variety of factors, including: changing waste-to-ore ratios, ore grade metallurgy, labor costs, the cost of commodities, general inflationary pressures and currency exchange rates.

Environmental, health and safety regulations; permits

Barrick’s mining and processing operations, development and exploration activities are subject to extensive laws and regulations governing the protection of the environment, waste disposal, worker safety, mine development and protection of endangered and other special status species. In addition, Barrick’s ability to successfully obtain key permits and approvals to explore for, develop and operate mines and to successfully operate in communities around the world will likely depend on its ability to develop, operate and close mines in a manner that is consistent with the creation of social and economic benefits in the surrounding communities. Barrick’s ability to obtain permits and approvals and to successfully operate in particular communities or to obtain financing may be adversely impacted by real or perceived detrimental events associated with Barrick’s activities or those of other mining companies affecting the environment, human health and safety or the surrounding communities. Delays in obtaining or failure to obtain government permits and approvals may adversely affect Barrick’s operations, including its ability to explore or develop properties, commence production or continue operations. Barrick has made, and expects to make in the future, significant expenditures to comply with such laws and regulations and, to the extent reasonably practicable, create social and economic benefit in the surrounding communities. Future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have an adverse impact on Barrick’s financial condition or results of operations.

Failure to comply with applicable environmental and health and safety laws and regulations may result in injunctions, fines, suspension or revocation of permits and other penalties. There can be no assurance that Barrick has been or will at all times be in full compliance with all such laws and regulations and with its environmental and health and safety permits or that Barrick has all required permits. The costs and delays associated with compliance with these laws, regulations and permits could stop Barrick from proceeding with the development of a project or the operation or further development of a mine or increase the costs of development or production and may materially adversely affect Barrick’s business, results of operations or financial condition. Barrick may also be held responsible for the costs of addressing contamination at the site of current or former activities or at third party sites. Barrick could also be held liable for exposure to hazardous substances. The costs associated with such responsibilities and liabilities may be significant. While Barrick has implemented extensive health and safety initiatives at its sites to ensure the health and safety of its employees, contractors and members of the community affected by its operations, there is no guarantee that such measures will eliminate the occurrence of accidents or other incidents which may result in personal injuries or damage to property, and in certain instances such occurrences could give rise to regulatory fines and/or civil liability.

In certain of the countries in which Barrick has operations, it is required to submit, for government approval, a reclamation plan for each of its mining sites that establishes Barrick’s obligation to reclaim property after minerals have been mined from the site. In some jurisdictions, bonds or other forms of financial assurances are required for security for these reclamation activities. Barrick may incur significant costs in connection with these reclamation activities, which may materially exceed the provisions Barrick has made for such reclamation. In addition, the unknown nature of possible future additional regulatory requirements and the potential for additional reclamation activities create further uncertainties related to future reclamation costs, which may have a material adverse effect on Barrick’s financial condition, liquidity or results of operations. Barrick is involved in various investigative and remedial actions. There can be no assurance that the costs of such actions would not be material. When a previously unrecognized reclamation liability becomes known or a previously estimated cost is increased, the amount of that liability or additional cost is expensed, which may materially reduce net income in that period.

Security and human rights

Civil disturbances and criminal activities such as trespass, illegal mining, sabotage, theft and vandalism have caused disruptions at certain of Barrick’s operations, including the Porgera mine in Papua New Guinea, the Lagunas Norte and Pierina mines in Peru and the Pueblo Viejo mine in the Dominican Republic and certain of ABG’s operations in Tanzania, occasionally resulting in the suspension of operations. Affected sites have taken measures to protect their employees, property and production facilities from these risks. Certain sites have engaged armed and unarmed security personnel and installed perimeter fencing, walls and cameras in sensitive areas, such as main entrances and processing plants. Some sites have entered into arrangements with law enforcement agencies to provide policing and law and order in the areas surrounding the applicable site. Incidents of criminal activity, trespass, illegal mining, theft and vandalism have occasionally led to conflict with security personnel and/or police, which in some cases resulted in injuries and/or fatalities. The measures that have been implemented by the Company or ABG will not guarantee that such incidents will not continue to occur and such incidents may halt or delay production, increase operating costs, result in harm to employees or trespassers, decrease operational efficiency, increase community tensions or result in criminal and/or civil liability for the Company or its employees and/or financial damages or penalties.

The manner in which the Company’s or ABG’s personnel respond to civil disturbances and criminal activities can give rise to additional risks where those responses are not conducted in a manner that is consistent with international standards relating to the use of force and respect for human rights. Barrick and ABG have implemented a number of significant measures and safeguards which are intended to ensure that their personnel understand and uphold these standards. The implementation of these measures will not guarantee that the Company’s or ABG’s personnel will uphold these standards in every instance. The failure to conduct security operations in accordance with these standards can result in harm to employees or community members, increase community tensions, reputational harm to Barrick and its partners or result in criminal and/or civil liability for the Company, ABG or their respective employees and/or financial damages or penalties.

Civil disturbances and criminal activities such as trespass, illegal mining, theft and vandalism have occasionally caused disruptions to operations at Porgera and at certain of Barrick’s and ABG’s operations. Illegal mining, which involves trespass into the operating area of the mine, is both a security and safety issue at the Porgera mine and at certain of ABG’s operations in Tanzania. The illegal miners from time to time have clashed with mine security staff and law enforcement personnel who have attempted to move them away from the facilities. The presence of the illegal miners, given the nature of the mines’ operations, creates a safety issue for the illegal miners as well as Barrick’s and ABG’s employees and can cause disruptions to mine operations.

It is not possible to determine with certainty the future costs that Barrick may incur in dealing with the issues described above at its operations; however, if the number of incidents increases, costs associated with security, in the case of civil disturbances and illegal mining, may also increase, affecting profitability.

Community relations and license to operate

The Company’s relationship with the communities in which it operates are critical to ensure the future success of its existing operations and the construction and development of its projects. There is an increasing level of public concern relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Certain non-governmental organizations (“NGOs”), some of which oppose globalization and resource development, are often vocal critics of the mining industry and its practices, including the use of cyanide and other hazardous substances in processing activities. Adverse publicity generated by such NGOs or others related to extractive industries generally, or Barrick’s operations specifically, could have an adverse effect on the Company’s reputation or financial condition and may impact its relationship with the communities in which it operates. While Barrick is committed to operating in a socially responsible manner, there is no guarantee that the Company’s efforts in this respect will mitigate this potential risk. Barrick has implemented extensive community relations and security and safety initiatives to anticipate and manage social issues that may arise at its operations.

Government regulation and changes in legislation

The Company’s business is subject to various levels of government controls and regulations, which are supplemented and revised from time to time. Barrick is unable to predict what legislation or revisions may be proposed that might affect its business or when any such proposals, if enacted, might become effective. Such changes, however, could require increased capital and operating expenditures and could prevent or delay certain operations by the Company. To the extent that Barrick fails to or is alleged to fail to comply with any applicable regulation, whether in the future or in the past, the Company may be unable to continue operate successfully at a particular location. See “Legal Matters – Government Controls and Regulations”.

Currency fluctuations

Currency fluctuations may affect the costs Barrick incurs at its operations and may affect Barrick’s operating results and cash flows. Gold and copper are each sold throughout the world based principally on the U.S. dollar price, but a portion of Barrick’s operating expenses are incurred in local currencies, such as the Australian dollar, Canadian dollar, Chilean peso, Argentine peso, Dominican peso, Peruvian sol, the Papua New Guinea kina, Tanzanian shilling and the Zambian kwacha. The appreciation of certain non-U.S. dollar currencies against the U.S. dollar has increased the costs of production at Barrick’s mines, making such mines less profitable. This may continue into the future. Barrick enters into currency hedging contracts to mitigate the impact on operating costs of the appreciation of certain non-U.S. dollar currencies against the U.S. dollar. Barrick may incur an opportunity loss if the U.S. dollar appreciates in value relative to non-U.S. dollar currencies. Assuming December 31, 2012 market exchange rate curves and year-end spot price levels of A$1.04 against the U.S. dollar and C$0.99 and CLP 479 for the U.S. dollar against the Canadian dollar and Chilean peso, respectively, Barrick expects to record gains on its operating expenditures of approximately $270 million in 2013 (about $37 per ounce on total forecasted 2013 production), primarily related to previously unwound Australian dollar hedges. These hedging activities do not cover all of Barrick’s future expected operating costs. There can be no assurance that Barrick will continue the hedging activities that it currently undertakes. See “ – Use of derivatives” and “Enterprise Risk Management – Financial Risk-Management.”

U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws

The U.S. Foreign Corrupt Practices Act, the Canadian Corruption of Foreign Public Officials Act, the U.K. Bribery Act and anti-bribery laws in other jurisdictions, generally prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business or other commercial advantage. Barrick’s policies mandate compliance with these anti-bribery laws, which often carry substantial penalties. Barrick operates in jurisdictions that have experienced governmental and private sector corruption to some degree, and, in certain circumstances, strict compliance with anti-bribery laws may conflict with certain local customs and practices. There can be no assurance that the

Barrick’s internal control policies and procedures always will protect it from reckless or other inappropriate acts committed by the Company’s affiliates, employees or agents. Violations of these laws, or allegations of such violations, could have a material adverse effect on Barrick’s business, financial position and results of operations and could cause the market value of Barrick’s common shares to decline.

Interest rates

A significant, prolonged decrease in interest rates could have a material adverse impact on the interest earned on Barrick’s cash balances ($2.1 billion at December 31, 2012). The Company’s interest rate exposure mainly relates to the mark-to-market value of derivative instruments, including the fair value and ongoing payments under U.S. dollar interest-rate swaps; and to the interest payments on its variable-rate debt ($2.3 billion at December 31, 2012, which includes 100% of the variable-rate portion of non-recourse project financing facility for Pueblo Viejo drawn as of such date).

Use of derivatives

Barrick uses certain derivative products to manage the risks associated with copper and silver price volatility, changes in other commodity input prices, interest rates, foreign currency exchange rates and energy prices. The use of derivative instruments involves certain inherent risks including: (a) credit risk – the risk that the creditworthiness of a counterparty may adversely affect its ability to perform its payment and other obligations under its agreement with Barrick or adversely affect the financial and other terms the counterparty is able to offer Barrick; (b) market liquidity risk – the risk that Barrick has entered into a derivative position that cannot be closed out quickly, by either liquidating such derivative instrument or by establishing an offsetting position; (c) unrealized mark-to-market risk – the risk that, in respect of certain derivative products, an adverse change in market prices for commodities, currencies or interest rates will result in Barrick incurring an unrealized mark-to-market loss in respect of such derivative products. See “ – Global financial conditions.”

Litigation

Barrick is currently subject to litigation and may be involved in disputes with other parties in the future which may result in litigation. The results of litigation cannot be predicted with certainty. If Barrick is unable to resolve these disputes favourably, it may have a material adverse impact on Barrick’s financial performance, cash flow and results of operations. See “Legal Matters – Legal Proceedings”.

Title to properties

The validity of mining claims, which constitute most of Barrick’s property holdings, can be uncertain and may be contested. Although Barrick has attempted to acquire satisfactory title to its properties, some risk exists that some titles, particularly title to undeveloped properties, may be defective.

Acquisitions and integration

From time to time, Barrick examines opportunities to acquire additional mining assets and businesses. Any acquisition that Barrick may choose to complete may be of a significant size, may change the scale of Barrick’s business and operations, and may expose Barrick to new or greater geographic, political, operating, financial, legal and geological risks. Barrick’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of Barrick. Any acquisitions would be accompanied by risks. For example, there may be a significant change in commodity prices after Barrick has committed to complete the transaction and established the purchase price or exchange ratio; a material orebody may prove to be below expectations; Barrick may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt Barrick’s ongoing business and its relationships with employees, customers, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant. In the event that Barrick chooses to raise debt capital to finance any such acquisition, Barrick’s leverage will be increased. If Barrick chooses to use equity as consideration for such acquisition, existing shareholders may suffer dilution. In addition, recently many companies in the mining industry have seen significant downward pressure on their equity values after announcing significant acquisitions. There is a risk that if Barrick were to announce a significant acquisition, the value of Barrick’s common shares could decrease over the short, medium and/or long term. There can be no assurance that Barrick would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Employee relations

Barrick’s ability to achieve its future goals and objectives is dependent, in part, on maintaining good relations with its employees and minimizing employee turnover. Work stoppages or other industrial relations events at Barrick’s major capital projects could lead to project delays or increased costs. These events could arise out of the unionized workforce of Barrick’s project contractors. A prolonged labor disruption at any of its material properties could have a material adverse impact on its operations as a whole.

Shortages of critical parts, equipment and skilled labor

An increase in worldwide demand for critical resources such as input commodities, drilling equipment, tires and skilled labor may cause unanticipated cost increases and delays in delivery times, thereby impacting operating costs, capital expenditures and production schedules.

Joint ventures

Certain of the properties in which Barrick has an interest are operated though joint ventures with other mining companies. Any failure of such other companies to meet their obligations to Barrick or to third parties, or any disputes with respect to the parties’ respective rights and obligations, could have a material adverse effect on the joint ventures or their properties. In addition, Barrick may be unable to exert control over strategic decisions made in respect of such properties.

Disclosure and internal controls

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to a company’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. Barrick has invested resources to document and analyze its system of disclosure controls and its internal control over financial reporting. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation (see “Internal Control Over Financial Reporting and Disclosure Controls and Procedures”).

Competition

Barrick competes with other mining companies and individuals for mining claims and leases on exploration properties and the acquisition of mining assets. This competition may increase Barrick’s cost of acquiring suitable claims, properties and assets, should they become available to Barrick. Barrick also competes with other mining companies to attract and retain key executives and employees. There can be no assurance that Barrick will continue to be able to compete successfully with its competitors in acquiring such properties and assets or in attracting and retaining skilled and experienced employees.

Ability to support the carrying value of goodwill and non-current assets

As of December 31, 2012, the carrying value of Barrick’s goodwill on an IFRS basis was approximately $8.8 billion or 19% of Barrick’s total assets. Under IFRS, goodwill is allocated to the group of cash generating units (“CGU”) that comprise an operating segment since each CGU in a segment is expected to derive benefits from a business combination that results in the recognition of goodwill. CGUs generally represent individual mineral or oil and gas properties. Goodwill is tested annually for impairment at the beginning of the fourth quarter for the gold and capital projects segments, and at the end of the fourth quarter for the copper and oil and gas segments. In addition, at each reporting period Barrick assesses whether there is an indication that goodwill is impaired and, if there is such an indication, Barrick would test for goodwill impairment at that time. The test for goodwill impairment involves a comparison of the recoverable amount of an operating segment to its carrying value. A goodwill impairment charge is recognized for any excess of the carrying amount of the operating segment over its recoverable amount.

Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount of these assets may not be recoverable. The impairment test is carried out using the same approach that is used for goodwill. However, the assessment is done at the CGU level, which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets.

The assessment for goodwill and non-current asset impairment is subjective and requires management to make estimates and assumptions for a number of factors including estimates of production levels, operating costs and capital expenditures reflected in Barrick’s life-of-mine plans, as well as economic factors beyond management’s control, such as gold, copper and oil prices; discount rates; and observable net asset value (“NAV”) multiples. Should management’s estimate of the future not reflect actual events, goodwill or non-current asset impairment charges may materialize and the timing and amount of such impairment charges is difficult to predict.

Holding of African Barrick Gold

On March 24, 2010, ABG began operating as a separate, publicly traded company that holds all of Barrick’s former African gold mines, gold projects and gold exploration properties. Barrick retained an equity interest of 73.9% in ABG. The board of directors and/or executive management team of ABG may determine to undertake actions that are different than those that the board of directors and/or executive management team of Barrick would have taken. In addition, the minority shareholders of ABG represent an important stakeholder group that is required to be considered in ABG’s corporate governance and decision-making. Given the potential divergence in stakeholder interests, there is a risk that actions undertaken by ABG could differ from actions that would have been taken by Barrick and in certain circumstances could adversely affect Barrick’s reputation and/or result in potential civil or criminal liability for the Company. In addition, holding a controlling equity interest in a London Stock Exchange-listed company such as ABG places certain practical and regulatory constraints on the manner in which Barrick could dispose of its interest in ABG, should it determine it wishes to do so.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Reference is made to the Management’s Discussion and Analysis of Financial and Operating Results of the Company (IFRS) for the year ended December 31, 2012, which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov as an exhibit to Barrick’s Form 40-F.

CONSOLIDATED FINANCIAL STATEMENTS

Reference is made to the Company’s Consolidated Financial Statements as at and for the year ended December 31, 2012 (IFRS), which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov as an exhibit to Barrick’s Form 40-F.

CAPITAL STRUCTURE

Set forth below is a description of Barrick’s share capital. The following statements are brief summaries of, and are subject to the provisions of, the articles of amalgamation and by-laws of Barrick and the relevant provisions of the Business Corporations Act (Ontario).

General

Barrick’s authorized share capital consists of an unlimited number of Barrick common shares, an unlimited number of first preferred shares issuable in series and an unlimited number of second preferred shares issuable in series.

Common Shares

The holders of Barrick common shares are entitled to one vote for each share on all matters submitted to a vote of shareholders and do not have cumulative voting rights. The holders of Barrick common shares are entitled to receive dividends if, as and when declared by the Board of Directors of Barrick in respect of the Barrick common shares. Subject to the prior rights of the holders, if any, of the first preferred shares and second preferred shares then outstanding and of the shares then outstanding of any other class ranking senior to the Barrick common shares, the holders of Barrick common shares are entitled to share ratably in any distribution of the assets of Barrick upon liquidation, dissolution or winding-up, after satisfaction of all debts and other liabilities. As of March 20, 2013, there were 1,001,138,029 Barrick common shares issued and outstanding.

The rights, preferences and privileges of holders of Barrick common shares are subject to the rights of the holders of shares of any series of first preferred shares (the “First Preferred Shares”) or second preferred shares (the “Second Preferred Shares”) or any other class ranking senior to the Barrick common shares that Barrick may issue in the future.

There are no limitations contained in the articles or by-laws of Barrick or the Business Corporations Act (Ontario) on the ability of a person who is not a Canadian resident to hold Barrick common shares or exercise the voting rights associated with Barrick common shares. The Barrick common shares are not subject to any exchange, conversion, exercise, redemption, retraction, surrender or similar rights or restrictions.

Preferred Shares

First Preferred Shares and Second Preferred Shares may be issued from time to time in series. The Board of Directors of the Company determines by resolution the designation, rights, privileges, restrictions and conditions to be attached to each such series.

The Company is entitled to redeem all or any part of the First Preferred Shares or Second Preferred Shares of any series on payment for each share of the amount equal to the result obtained when the stated capital account for the series is divided by the number of issued and outstanding shares of such series together with such premium, if any, as may be determined by the Board of Directors in connection with its determination of the designation, rights, privileges, restrictions and conditions to be attached to the applicable series, and all declared and unpaid dividends thereon. The Company is also entitled to purchase for cancellation all or any part of the First Preferred Shares of any series.

The First Preferred Shares and the Second Preferred Shares of each series are entitled to a preference over the common shares of the Company and any other shares ranking junior to the First Preferred Shares or Second Preferred Shares, as the case may be, with respect to the payment of dividends and the distribution of assets in the event of a liquidation, dissolution or winding-up of the Company. Any series of First Preferred Shares or Second Preferred Shares may also be given such other preferences over the common shares and any other shares ranking junior to the First Preferred Shares or Second Preferred Shares, as the case may be, as may be determined. In the event of a liquidation, dissolution or winding-up of the Company, the holders of the First Preferred Shares are entitled to receive, in the aggregate, the amount of the stated capital account of the First Preferred Shares plus all declared and unpaid dividends plus, if the liquidation, dissolution or winding-up is voluntary, any premium to which the shares would be entitled on a redemption, before any amount is paid or property or assets are distributed to the holders of common shares or any other shares ranking junior to the First Preferred Shares. After payment of such amount, the holders of the First Preferred Shares are not entitled to share in any further distribution of the property or assets of the Company. In the event of a liquidation, dissolution or winding-up of the Company, the holders of the Second Preferred Shares are entitled to receive, in the aggregate, the amount of the stated capital account of the Second Preferred Shares plus all declared and unpaid dividends plus, if the liquidation, dissolution or winding-up is voluntary, any premium to which the shares would be entitled on a redemption, before any amount is paid or property or assets are distributed to the holders of common shares or any other shares ranking junior to the Second Preferred Shares. After payment of such amount, the holders of the Second Preferred Shares are not entitled to share in any further distribution of the property or assets of the Company.

The holders of First Preferred Shares and Second Preferred Shares are entitled to receive fixed, non-cumulative preferential quarterly cash dividends at such rate and on such dates as may be determined by the Board of Directors in connection with its determination of the designation, rights, privileges, restrictions and conditions to be attached to the applicable series.

The approval of the holders of the First Preferred Shares or the Second Preferred Shares is required to delete or vary any right, privilege, restriction or condition attaching to the First Preferred Shares or Second Preferred Shares, as the case may be, as a class and any other matter requiring the approval or consent of the holders of the First Preferred Shares or the Second Preferred Shares, as the case may be, as a class.

The first series of First Preferred Shares is designated as “$0.114 Non-cumulative Redeemable Convertible First Preferred Shares, Series A” (the “First Preferred Shares, Series A”), consisting of 10,000,000 First Preferred Shares. In addition to the rights, privileges, restrictions and conditions attached to the First Preferred Shares as a class, the First Preferred Shares, Series A are entitled to fixed non-

cumulative preferential cash dividends of C$0.114 per year, payable quarterly and can be converted into common shares on a one for one basis (subject to adjustment) if called for redemption. The redemption price for the First Preferred Shares, Series A is initially C$1.90 per share, but it may change if the Company gives notice that it has determined that the market price of the First Preferred Shares, Series A is a stipulated price. On or after the day that is 30 days after such notice is given, a holder of First Preferred Shares, Series A can require the Company to redeem his or her First Preferred Shares, Series A. The approval of the holders of the First Preferred Shares, Series A is required in respect of certain changes to the provisions relating to the First Preferred Shares or the First Preferred Shares, Series A. As of March 20, 2013, there were no First Preferred Shares, Series A issued and outstanding.

The second series of First Preferred Shares is designated as “$0.126 Non-cumulative Redeemable Convertible First Preferred Shares, Series B” (the “First Preferred Shares, Series B”), consisting of 10,000,000 First Preferred Shares. In addition to the rights, privileges, restrictions and conditions attached to the First Preferred Shares as a class, the First Preferred Shares, Series B are entitled to fixed non-cumulative preferential cash dividends of C$0.126 per year, payable quarterly and can be converted into common shares on a one for one basis (subject to adjustment) if called for redemption. The redemption price for each First Preferred Share, Series B is its stated capital (being C$2.10 per share) plus a premium of C$0.2625 per share, together with all declared and unpaid dividends. The approval of the holders of the First Preferred Shares, Series B is required in respect of certain changes to the provisions relating to the First Preferred Shares or the First Preferred Shares, Series B. No class of shares may be created or issued ranking as to capital or dividends prior to or on parity with the First Preferred Shares except with the prior approval of the holders of the First Preferred Shares, Series B. As of March 20, 2013, there were no First Preferred Shares, Series B issued and outstanding.

The third series of First Preferred Shares is designated as “First Preferred Shares, Series C Special Voting Share” (the “Special Voting Share”), consisting of one Special Voting Share. The Special Voting Share was issued to effect the assumption by Barrick of the BGI exchangeable share structure in connection with the acquisition of Homestake. In addition to the rights, privileges, restrictions and conditions attached to the First Preferred Shares as a class, except as otherwise required by applicable law, the holder of record of the Special Voting Share has a number of votes equal to the number of BGI exchangeable shares outstanding from time to time, which are not owned by Barrick or its subsidiaries or affiliates, multiplied by 0.53. The holder of the Special Voting Share will vote together with the holders of Barrick common shares as a single class on all matters submitted to a vote of the holders of the Barrick common shares, except as may be required by applicable law. The holder of the Special Voting Share is entitled to receive, in any distribution of property or assets of Barrick upon any liquidation, dissolution or winding-up of Barrick, an amount equal to the stated capital of the share plus all declared and unpaid dividends on the share, before any amount is paid or distributed in respect of the Barrick common shares or any other Barrick shares ranking junior to the Special Voting Share. The holder of the Special Voting Share is entitled to receive a dividend of C$0.04 per year. All outstanding BGI exchangeable shares (other than BGI exchangeable shares owned by Barrick or any subsidiary or affiliate of Barrick) were redeemed by Barrick on February 27, 2009. The Special Voting Share was redeemed and cancelled by Barrick in March 2009.

The first series of Second Preferred Shares is designated as “$0.222 Non-cumulative Redeemable Convertible Second Preferred Shares, Series A” (the “Second Preferred Shares, Series A”), consisting of 15,000,000 Second Preferred Shares. In addition to the rights, privileges, restrictions and conditions attached to the Second Preferred Shares as a class, the Second Preferred Shares, Series A are entitled to fixed non-cumulative preferential cash dividends of C$0.222 per year, payable quarterly and can be converted into common shares on a one for one basis (subject to adjustment) if called for redemption. The redemption price for each Second Preferred Share, Series A is C$2.43 per share, together with all declared and unpaid dividends. A holder of Second Preferred Shares, Series A can require the Company to redeem his or her Second Preferred Shares, Series A at the redemption price. The approval of the holders of the Second Preferred Shares, Series A is required in respect of certain changes to the provisions relating to the Second Preferred Shares or the Second Preferred Shares, Series A. No class of shares may be created or issued ranking as to capital or dividends prior to or on parity with the Second Preferred Shares (with the exception of the First Preferred Shares) except with the prior approval of the holders of the Second Preferred Shares, Series A. As of March 20, 2013, there were no Second Preferred Shares, Series A issued and outstanding.

RATINGS

The following table sets out the ratings of Barrick’s corporate debt by the rating agencies indicated as at March 20, 2013:

Rating Agency
	Moody’s Investors Service	Standard & Poor’s Ratings Services	DBRS

Senior Unsecured Debt	Baa1	BBB+	A (low)

Moody’s Investors Service (“Moody’s”) credit ratings for long-term debt are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to Moody’s, a rating of Baa is the fourth highest of nine major categories. Moody’s applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa to Caa in its corporate bond rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category. According to the Moody’s rating system, long-term obligations rated Baa are subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics.

Standard & Poor’s Ratings Services (“S&P”) credit ratings for long-term debt are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. The BBB rating is the fourth highest of ten major categories. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (–) sign to show relative standing within the major rating categories. According to the S&P rating system, debt securities rated BBB are more subject to adverse economic conditions than obligations in higher-rated categories. However, the obligor’s capacity to meet its financial commitment on the obligation is still adequate. If S&P anticipates that a credit rating may change in the next six to 24 months, it may issue an updated ratings outlook indicating whether the possible change is likely to be “positive,” “negative,” “stable,” or “developing” (meaning that it is uncertain whether a rating will be upgraded or downgraded). However, a ratings outlook does not mean that a ratings change will necessarily occur. In July 2012, S&P lowered their rating on the Company’s long-term corporate credit to BBB+ from A- following Barrick’s announcement of a capital cost increase and a delay to production start-up at the Pascua-Lama project. At that time, S&P also placed a “negative” ratings outlook on the Company’s long-term corporate credit rating, noting that execution risks surrounding Pascua-Lama could further impact our credit metrics and free operating cash flow generation (see “Material Properties – Pascua-Lama Project” for more information about this project).

DBRS Limited (“DBRS”) uses a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated, and with the exception of the AAA and D categories is denoted by the subcategories “high” and “low.” The absence of either a “high” or “low” designation indicates the rating is in the “middle” of the category. According to DBRS, a rating of A (low) by DBRS is in the third highest of 10 major categories and is of good credit quality. The capacity for the payment of financial obligations is substantial, but of lesser credit quality than AA. While “A (low)” is a respectable rating, entities in this category are considered to be vulnerable to future events, but qualifying negative factors are considered manageable.

Barrick understands that the ratings are based on, among other things, information furnished to the above ratings agencies by Barrick and information obtained by the ratings agencies from publicly available sources. The credit ratings given to Barrick’s debt instruments by the rating agencies are not recommendations to buy, hold or sell such debt instruments since such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant. Credit ratings are intended to provide investors with (i) an independent measure of the credit quality of an issue of securities; (ii) an indication of the likelihood of repayment for an issue of securities; and (iii) an indication of the capacity and willingness of the issuer to meet its financial obligations in accordance with the terms of those securities. Credit ratings accorded to Barrick’s debt instruments may not reflect the potential impact of all risks on the value of such instruments, including risks related to market or other factors discussed in this Annual Information Form (see also “Risk Factors”).

MARKET FOR SECURITIES

Barrick’s common shares are listed and posted for trading on the Toronto Stock Exchange and the New York Stock Exchange under the symbol ABX. The following table outlines the closing share price trading range and volume of shares traded by month in 2012, based on trading information published by each Exchange.

	Toronto Stock Exchange			New York Stock Exchange
	Share Price Trading Range		Share Volume	Share Price Trading Range		Share Volume
	High	Low		High	Low
2012	(C$ per share)		(millions)	($ per share)		(millions)
January	50.33	45.74	56	50.23	45.21	45
February	50.27	45.96	55	50.38	45.90	42
March	47.86	42.19	67	48.58	42.21	58
April	44.13	38.36	48	44.49	38.46	45
May	41.59	35.11	60	40.76	34.82	64
June	44.75	36.81	77	43.30	35.55	71
July	39.56	31.18	71	39.00	31.00	60
August	38.12	31.55	57	38.68	31.49	61
September	42.08	37.43	67	43.15	37.80	54
October	41.73	37.50	58	42.53	38.25	42
November	37.95	32.91	55	38.00	32.87	58
December	34.95	32.43	50	35.53	32.81	47

ABG’s common shares are listed and posted for trading on the London Stock Exchange under the symbol ABG. The following table outlines the closing share price trading range and volume of shares traded by month in 2012, based on trading information provided by the LSE.

	London Stock Exchange Share Price Trading Range		Share Volume

	High	Low
2012	(UK£ per share)		(millions)
January	5.16	4.43	10.45
February	5.32	4.43	15.69
March	4.58	3.84	19.19
April	3.87	3.51	13.28
May	3.68	3.10	11.39
June	4.04	3.49	8.73
July	4.17	3.17	11.11
August	4.54	3.81	20.56
September	4.85	4.39	9.29
October	4.92	4.24	12.94
November	4.27	3.85	9.25
December	4.54	4.10	7.26

MATERIAL CONTRACTS

Set out below is a description of Barrick’s material contracts as at December 31, 2012.

On March 6, 2003, Placer Dome entered into an Indenture (the “2003 Indenture”) with Deutsche Bank Trust Company Americas in connection with the issuance of senior debt securities.

On March 6, 2003, Placer Dome entered into a First Supplemental Indenture with Deutsche Bank Trust Company Americas in connection with the issuance and sale by Placer Dome of $200 million principal amount of 6.375% debentures on March 6, 2003. This First Supplemental Indenture, together with the original 2003 Indenture, sets out the terms and conditions pertaining to the $200 million principal amount 6.375% debentures.

On October 10, 2003, Placer Dome entered into a Second Supplemental Indenture with Deutsche Bank Trust Company Americas in connection with the issuance and sale by Placer Dome of $300 million principal amount of 6.45% debentures on October 10, 2003. This Second Supplemental Indenture, together with the original 2003 Indenture, sets out the terms and conditions pertaining to the $300 million principal amount 6.45% debentures.

On November 12, 2004, Barrick entered into an Indenture with Barrick Gold Inc., Barrick Gold Finance Company and JPMorgan Chase Bank (the “2004 Indenture”). Pursuant to the 2004 Indenture, (a) Barrick issued $200 million principal amount of 5.80% notes due 2034 (the “Barrick 2034 Notes”), (b) Barrick Gold Finance Company issued $200 million principal amount of 5.80% notes due 2034 (the “BGFC 2034 Notes”), and (c) Barrick Gold Finance Company issued $350 million principal amount of 4.875% notes due 2014 (the “2014 Notes”), all on November 12, 2004. The 2004 Indenture sets out the terms and conditions pertaining to the Barrick 2034 Notes, the BGFC 2034 Notes and the 2014 Notes. Each of the BGFC 2034 Notes and the 2014 Notes are unconditionally guaranteed by Barrick.

On October 12, 2006, Barrick International (Barbados) Corp., formerly Barrick International Bank Corp. (“BIBC”) issued an aggregate of $1 billion of notes (the “BIBC Notes”) comprised of $400 million of 5.75% notes due 2016 and $600 million of 6.35% notes due 2036 pursuant to an Indenture dated as of the same date among BIBC, as issuer, Barrick (HMC) Mining Company (“Barrick (HMC)”), as initial joint obligor, Barrick, as parent guarantor and The Bank of New York, as trustee (the “2006 Indenture”). The 2006 Indenture sets out the terms and conditions pertaining to the BIBC Notes, which include an unconditional guarantee by Barrick.

On the same date, and as part of the same transaction, ABX Financing Company (“ABXFC”), a company incorporated for the purpose of acquiring the BIBC Notes, issued an aggregate of $1 billion of notes (the “ABXFC Notes”) comprised of $400 million of 5.75% notes due 2016 and $600 million of 6.35% notes due 2036 pursuant to an Indenture dated as of the same date among ABXFC, as issuer, BIBC, Barrick (HMC) and Barrick, as guarantors, and The Bank of New York, as trustee (the “ABXFC Indenture”). The ABXFC Indenture sets out the terms and conditions pertaining to the ABXFC Notes, which include an unconditional guarantee by Barrick, BIBC and Barrick (HMC).

On September 11, 2008, Barrick entered into an Indenture with Barrick Gold Financeco LLC, Barrick North America Finance LLC and The Bank of New York Mellon (“2008 Indenture”). Pursuant to the 2008 Indenture, (a) Barrick Gold Financeco LLC issued $500 million principal amount 6.125% notes due 2013 (the “BGFC 2013 Notes”), and (b) Barrick North America Finance LLC issued $500 million principal amount 6.80% notes due 2018 (the “BNAF 2018 Notes”) and $250 million principal amount 7.50% notes due 2038 (the “BNAF 2038 Notes”), all on September 11, 2008. On March 19, 2009, Barrick issued an aggregate of $750 million principal amount 6.95% notes due 2019 (the “BGC 2019 Notes”) pursuant to the 2008 Indenture. The 2008 Indenture sets out the terms and conditions pertaining to the BGFC 2013 Notes, the BNAF 2018 Notes, the BNAF 2038 Notes and the BGC 2019 Notes. Each of the BGFC 2013 Notes, the BNAF 2018 Notes and the BNAF 2038 Notes are unconditionally guaranteed by Barrick.

On October 16, 2009, Barrick entered into an Indenture with Barrick (PD) Australia Finance Pty Ltd. and the Bank of New York Mellon (the “2009 Indenture”). Pursuant to the 2009 Indenture, Barrick (PD) Australia Finance Pty Ltd. issued $400 million principal amount 4.950% notes due 2020 (the “BPDAF 2020 Notes”) and $850 million principal amount 5.950% notes due 2039 (the “BPDAF 2039 Notes”), all on October 16, 2009. The 2009 Indenture sets out the terms and conditions pertaining to the BPDAF 2020 Notes and the BPDAF 2039 Notes. Each of the BPDAF 2020 Notes and the BPDAF 2039 Notes are unconditionally guaranteed by Barrick.

On June 1, 2011, Barrick entered into an Indenture with Barrick North America Finance LLC (“BNAF”), Citibank N.A. and Wilmington Trust Company (the “2011 Indenture”). Pursuant to the 2011 Indenture, Barrick and BNAF issued an aggregate of $4.0 billion in debt securities comprised of: $700 million of 1.75% notes due 2014 and $1.1 billion of 2.90% notes due 2016 issued by Barrick (collectively, the “Barrick Notes”) as well as $1.35 billion of 4.40% notes due 2021 and $850 million of 5.70% notes due 2041 issued by BNAF (collectively, the “BNAF Notes”). The Barrick Notes and the BNAF Notes are unconditionally guaranteed by Barrick.

On April 3, 2012, Barrick issued an aggregate of $2 billion in debt securities pursuant to the 2011 Indenture, comprised of $1.25 billion of 3.85% notes due 2022 and $750 million of 5.25% notes due 2042.

TRANSFER AGENTS AND REGISTRARS

Barrick’s transfer agent and registrar for its common shares is CIBC Mellon Trust Company, Toronto, Ontario. Barrick’s transfer agent and registrar for the BGI exchangeable shares is Computershare Trust Company of Canada, Toronto, Ontario.

DIVIDEND POLICY

In 2010, as a result of Barrick’s positive outlook on the gold price, its strong financial position and robust operating cash flows, Barrick’s Board of Directors authorized an annual dividend increase from $0.40 per common share to $0.48 per common share. The Board also approved moving from a semi-annual dividend to a quarterly dividend. In 2010, Barrick paid a total cash dividend of $0.44 per common share – $0.20 in mid-June, $0.12 in mid-September and $0.12 in mid-December. In 2011, Barrick paid a total cash dividend of $0.51 per common share – $0.12 in mid-March, $0.12 in mid-June, $0.12 in mid-September and $0.15 in mid-December. In 2012, Barrick paid a total cash dividend of $.80 per common share – $0.20 in mid-March, $0.20 in mid-June, $0.20 in mid-September and $0.20 in mid-December, which represents a 33% increase from the previous quarterly dividend. This increase reflects Barrick’s ability to generate substantial cash flows from our operations in a high gold price environment. The amount and timing of any dividends is within the discretion of Barrick’s Board of Directors. The Board of Directors reviews the dividend policy quarterly based on, among other things, the Company’s current and projected liquidity profile.

DIRECTORS AND OFFICERS OF THE COMPANY

As of March 20, 2013, directors and executive officers of Barrick as a group beneficially own, directly or indirectly, or exercise control or direction over 2,698,311 common shares representing approximately 0.27% of the outstanding common shares of Barrick.

Directors of the Company

The present term of each director will expire at the next annual meeting of shareholders or upon such director’s successor being elected or appointed. The following are the directors of the Company as at March 20, 2013

Name (age) and municipality of residence	Principal occupations during past 5 years

Howard L. Beck (79) Toronto, Ontario Canada	Mr. Beck is a corporate director. Mr. Beck was a senior partner of the law firm, Davies, Ward & Beck from 1962 to 1989. Mr. Beck holds an undergraduate degree and law degree from the University of British Columbia and a master’s degree in law from Columbia University. He was called to the bar of British Columbia and Ontario. He was appointed Queen’s Counsel in 1971.

Barrick Board Details:
• Director since July 14, 1984

C. William D. Birchall (70) Toronto, Ontario Canada	Mr. Birchall is the Vice Chairman of Barrick. Mr. Birchall is the former Vice Chairman of Trizec Hahn Corporation, a real estate company. He is the President of the William Birchall Foundation. He graduated from Merchant Taylor’s School and is a Fellow of the United Kingdom Institute of Chartered Accountants.

Barrick Board Details:
• Vice Chairman since 2005 and Director since July 14, 1984

Name (age) and municipality of residence	Principal occupations during past 5 years

Donald J. Carty (66) Dallas, Texas USA	Mr. Carty is the Chairman of Porter Airlines Inc. and Virgin America Airlines, commercial airline companies, and e-Rewards Inc., a digital data collection and reporting company. He served as Vice Chairman and Chief Financial Officer of Dell Inc., a computer manufacturer, from January 2007 until June 2008. Mr. Carty is the former Chairman and Chief Executive Officer of AMR Corp. and American Airlines, commercial airline companies. Mr. Carty is also a member of the board of directors of Big Brothers Big Sisters Lonestar and a member of the Executive Board of the SMU Cox School of Business. He holds an undergraduate degree and an honorary doctor of law from Queen’s University and a master’s degree in business administration from Harvard University. Mr. Carty is an Officer of the Order of Canada.

Barrick Board Details:
• Director since February 22, 2006

Gustavo Cisneros (67) Santo Domingo, Dominican Republic	Mr. Cisneros is the Chairman of the Cisneros Group of Companies, a privately held media, entertainment, technology and consumer products organization. Mr. Cisneros is a member of Barrick’s International Advisory Board. He is also a senior advisor to RRE Ventures LLC, a venture capital firm. He is a member of the advisory boards of a number of organizations and universities, including the United Nations Information and Communication Technologies (ICT) Task Force, Haiti Presidential International Advisory Board, The Americas Society, Georgetown University and Harvard University. Mr. Cisneros holds an undergraduate degree from Babson College.

Barrick Board Details:
• Director since September 9, 2003

Robert M. Franklin (66) Toronto, Ontario Canada	Mr. Franklin is President of Signalta Capital Corporation, an investment company. Mr. Franklin is the former Chairman of the Board of Photowatt Technologies, a developer of solar power technologies, and the former Chairman of the Board of Placer Dome Inc., a gold mining company. He holds an undergraduate degree from Hillsdale College.

Barrick Board Details:
• Director since February 22, 2006

Name (age) and municipality of residence	Principal occupations during past 5 years

J. Brett Harvey (62) Canonsburg, Pennsylvania USA	Mr. Harvey is Chairman and Chief Executive Officer of CONSOL Energy Inc., a coal, gas and energy services company. He is also the Chairman and Chief Executive Officer of CNX Gas Corporation, a natural gas company and a subsidiary of CONSOL Energy Inc. Mr. Harvey serves on the board of a number of energy industry associations, including the coal industry advisory board of the International Energy Agency, the Leadership Council of the American Coalition for Clean Coal Electricity, the National Coal Council, the Virginia Coalfield Economic Development Authority, and he is the chairman of the Bituminous Coal Operators’ Association’s board of directors. Mr. Harvey is also on the board of directors of the Allegheny Conference on Community Development, a member of the National Executive Board of the Boy Scouts of America, and a director and past chairman of the Boy Scouts of America Laurel Highlands Counsel. He holds an undergraduate degree from the University of Utah.

Barrick Board Details:
• Director since December 15, 2005

Dambisa Moyo (44) London, United Kingdom	Dr. Moyo is an international economist and commentator on the global economy. Dr. Moyo worked at the World Bank from 1993 to 1995 and at Goldman Sachs from 2001 to 2008 where she worked in debt capital markets, hedge fund coverage and as an economist in the global macroeconomics team. Dr. Moyo is a Patron for Absolute Return for Kids and a past director of Room to Read and the Lundin for Africa Foundation. Dr. Moyo holds an undergraduate degree and master’s degree in business administration from American University, a master’s degree from Harvard University’s Kennedy School of Government and a doctorate in economics from Oxford University.

Barrick Board Details:
• Director since April 27, 2011

The Right Honourable Brian Mulroney (73) Montreal, Quebec Canada	Mr. Mulroney assumed the role of Senior Advisor, Global Affairs of Barrick on January 1, 2012. Mr. Mulroney is also the Chairman of Barrick’s International Advisory Board and a Senior Partner of Norton Rose Canada LLP, a law firm. Mr. Mulroney was the Prime Minister of Canada from 1984 to 1993. Mr. Mulroney is a member of the advisory group of Lion Capital LLP. He holds an undergraduate degree from St. Francis Xavier University and a law degree from Université Laval. Mr. Mulroney is a Companion of the Order of Canada.

Barrick Board Details:
• Director since November 8, 1993

Name (age) and municipality of residence	Principal occupations during past 5 years

Anthony Munk (52) Toronto, Ontario Canada

Mr. Anthony Munk is a Senior Managing Director of Onex Corporation, a leading North American private equity firm. He is also a director of the Aurea Foundation and a Trustee of the Art Gallery of Ontario Foundation Board. Mr. Munk holds an undergraduate degree from Queen’s University.

Mr. Munk is also a director of the private companies JELD-WEN Holding, Inc. and was formerly a director of RSI Home Products Inc. and Chairman of the Board of Husky Injection Molding Systems Ltd., which are private companies.

Barrick Board Details:
• Director since December 10, 1996

Peter Munk (85) Toronto, Ontario Canada	Mr. Peter Munk is the Founder and Chairman of Barrick. From March 27, 2008 to January 15, 2009, Mr. Munk was also the interim Chief Executive Officer of Barrick. He is also the former Chairman of Trizec Properties, Inc., a real estate investment trust, and the former Chairman and Chief Executive Officer of Trizec Canada Inc., a real estate company. Mr. Munk is the former Chair of the University of Toronto Crown Foundation and served as a Trustee of the University Health Network in Toronto. He holds an undergraduate degree and an honorary doctor of laws from the University of Toronto. Mr. Munk is a member of the Canadian Business Hall of Fame and the Canadian Mining Hall of Fame, a recipient of the Woodrow Wilson Award for Corporate Citizenship, the Queen Elizabeth II Diamond Jubilee Medal and several honorary degrees. Mr. Munk is a Companion of the Order of Canada.

Barrick Board Details:
• Director since July 14, 1984

Steven J. Shapiro (60) Houston, Texas USA	Mr. Shapiro is a corporate director. He is the former Executive Vice President, Finance and Corporate Development and director of Burlington Resources, Inc., an oil and gas exploration and production company. He serves as a trustee of the Houston Museum of Natural Science. Mr. Shapiro holds an undergraduate degree from Union College and a master’s degree in business administration from Harvard University.

Barrick Board Details:
• Director since September 1, 2004

Name (age) and municipality of residence	Principal occupations during past 5 years

Jamie C. Sokalsky (55) Toronto, Ontario Canada	Jamie C. Sokalsky was appointed President and Chief Executive Officer and a director of Barrick Gold Corporation on June 5, 2012. Prior to his appointment, Mr. Sokalsky was Executive Vice President and Chief Financial Officer of Barrick. He is a council member of the International Council on Mining and Metals, and a director of the World Gold Council. Mr. Sokalsky is a Chartered Accountant and holds an undergraduate degree from Lakehead University.

Barrick Board Details:
• Director since June 5, 2012

John L. Thornton (59) Palm Beach, Florida USA	Mr. Thornton was appointed Co-Chairman of Barrick on June 5, 2012. He is a Professor, Director of the Global Leadership Program and Chairman of the Advisory Board at Tsinghua University School of Economics and Management in Beijing. He is also Chairman of the Board of Trustees of the Brookings Institution in Washington, D. C. He retired in 2003 as President and a member of the board of the Goldman Sachs Group. Mr. Thornton is a trustee, advisory board member or member of the China Foreign Affairs University, China Investment Corporation (CIC), China Securities Regulatory Commission (CSRC), Council of Foreign Relations, The Hotchkiss School, McKinsey Advisory Council, Morehouse College, and the National Committee on U.S. – China Relations. Mr. Thornton received an undergraduate degree from Harvard College, a degree in jurisprudence from Oxford University and a master’s degree from the Yale School of Management.

Barrick Board Details:
• Director since February 15, 2012

Mr. Mulroney, a director of the Company, is a director of Quebecor World Inc., a company which during the past ten years has made a proposal under legislation relating to bankruptcy or insolvency or instituted an arrangement with creditors while Mr. Mulroney was acting as a director for such company. On January 21, 2008, Quebecor World Inc. and substantially all of its U.S. operating subsidiaries filed a voluntary petition for creditor protection under the Canadian Companies’ Creditors Arrangement Act and Chapter 11 of the U.S. Bankruptcy Code.

Committees of the Board

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is comprised of H.L. Beck, R.M. Franklin and D. Moyo.

Audit Committee

The Audit Committee is comprised of D.J. Carty, R.M. Franklin, D. Moyo and S.J. Shapiro.

Compensation Committee

The Compensation Committee is comprised of G. Cisneros, J.B. Harvey and S.J. Shapiro.

Corporate Responsibility Committee

The Corporate Responsibility Committee is comprised of C.W.D. Birchall, J.L. Thornton and D. Moyo.

Finance Committee

The Finance Committee is comprised of H.L. Beck, C.W.D. Birchall, and A. Munk.

International Advisory Board

The members of the Board that also sit on the International Advisory Board are G. Cisneros, and B. Mulroney.

Executive Officers of the Company

In addition to Peter Munk, Jamie C. Sokalsky and C. William D. Birchall, as set out above, the following are the executive officers of the Company as at March 20, 2013:

Name (age) and municipality of residence	Office	Principal occupations during past 5 years

Ammar Al-Joundi (48) Toronto, Ontario Canada	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer; prior to July 10, 2012, Senior Vice President, Finance and Chief Financial Officer of Agnico-Eagle Mines Ltd.; prior to Sep 2010, Senior Vice President of Business Strategy and Capital Allocation.

Kelvin Dushnisky (49) Oakville, Ontario Canada	Senior Executive Vice President	Executive Vice President, Corporate and Legal Affairs of the Company; prior to June 2010, Executive Vice President, Corporate Affairs of the Company.

Igor Gonzales (58) Toronto, Ontario Canada	Executive Vice President and Chief Operating Officer	Executive Vice President and Chief Operating Officer; prior to May 2012, President, South America.

Robert Krcmarov (48) Toronto, Ontario Canada	Senior Vice President, Global Exploration	Senior Vice President, Global Exploration of the Company; prior to December 2008, Vice President, Global Exploration of the Company.

Richard McCreary (50) Toronto, Ontario Canada	Senior Vice President, Corporate Development	Senior Vice President, Corporate Development; prior to April 2011, Head of World Markets’ Global Mining at CIBC.

Name (age) and municipality of residence	Office	Principal occupations during past 5 years

Ivan Mullany (50) Toronto, Ontario Canada	Senior Vice-President, Capital Projects	Senior Vice President, Capital Projects; prior to August 2011, Vice President, Technical Services; prior to 2009, Senior Director, Metallurgy & Process.

Don Ritz (66) Toronto, Ontario Canada	Senior Vice President, Safety and Leadership Development	Senior Vice President, Safety and Leadership Development of the Company; prior to July 2009, Vice President, Safety and Health of the Company.

Sybil Veenman (49) Toronto, Ontario Canada	Senior Vice President and General Counsel	Senior Vice President and General Counsel; prior to July 2010, Senior Vice President, Assistant General Counsel and Secretary of the Company; prior to July 2008, Vice President, Assistant General Counsel and Secretary of the Company.

Gary Halverson (54) Sandy, Utah USA	President, North America	President, North America of the Company. Prior to November 2011, President, Australia-Pacific RBU of the Company; Director of Operations Eastern Region Australia Pacific.

Guillermo Calo (45) Santiago, Chile	President, South America	President, South America; prior to July 2012, Directors of Organizational Effectiveness for South America.

Mike Feehan (57) Fremantle, WA Australia	President, Australia-Pacific	President, Australia-Pacific of the Company; prior to November 2011, Senior Vice President Operations Support of the Company and Director of Operations for North America.

Mark Fisher (54) Toronto, Ontario Canada	President, Copper	President, Global Copper Business; prior to October 2012, Director of Operations in South America; prior to November 2011, Director of Operations in Australia-Pacific, prior to December 2010, Director of Operations at the Porgera mine in Papua New Guinea.

Greg Hawkins (44) London, England	President and Chief Executive Officer, African Barrick Gold	President and Chief Executive Officer, African Barrick Gold; prior to March 2010, Chief Financial Officer, Australia-Pacific RBU of the Company.

AUDIT COMMITTEE

Audit Committee Mandate

Purpose

1. The purpose of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) is to assist the Board in its oversight of: (i) the financial reporting process and the quality, transparency and integrity of the Company’s financial statements and other related public disclosures; (ii) the Company’s internal controls over financial reporting; (iii) the Company’s compliance with legal and regulatory requirements relevant to the financial statements and financial reporting; (v) the external auditors’ qualifications and independence; and (v) the performance of the internal audit function and the external auditors.

2. The function of the Committee is oversight. The members of the Committee are not full-time employees of the Company. The Company’s management is responsible for the preparation of the Company’s financial statements in accordance with applicable accounting standards and applicable laws and regulations. The Company’s external auditors are responsible for the audit or review, as applicable, of the Company’s financial statements in accordance with applicable auditing standards and laws and regulations.

Committee Responsibilities

3. The Committee’s responsibilities shall include:

External Auditors

(a)	retaining and terminating, and/or making recommendations to the Board of Directors and the shareholders with respect to the retention or termination of, an external auditing firm to conduct review engagements on a quarterly basis and an annual audit of the Company’s financial statements;

(b)	communicating to the external auditors that they are ultimately accountable to the Board and the Committee as representatives of the shareholders;

(c)	obtaining and reviewing an annual report prepared by the external auditors describing: the firm’s internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues;

(d)	evaluating the independence of the external auditor and any potential conflicts of interest and (to assess the auditors’ independence) all relationships between the external auditors and the Company, including obtaining and reviewing an annual report prepared by the external auditors describing all relationships between the external auditors and the Company;

(e)	approving, or recommending to the Board of Directors for approval, all audit engagement fees and terms, as well as all non-audit engagements of the external auditors prior to the commencement of the engagement;

(f)	reviewing with the external auditors the plan and scope of the quarterly review and annual audit engagements;

(g)	setting hiring policies with respect to the employment of current or former employees of the external auditors;

Financial Reporting

(h)	reviewing, discussing and recommending to the Board for approval the annual audited financial statements and related “management’s discussion and analysis of financial and operating results” prior to filing with securities regulatory authorities and delivery to shareholders;

(i)	reviewing and discussing with the external auditors the results of their reviews and audit, any issues arising and management’s response, including any restrictions on the scope of the external auditors’ activities or requested information and any significant disagreements with management, and resolving any disputes;

(j)	reviewing, discussing and approving, or recommending to the Board for approval, the quarterly financial statements and quarterly “management’s discussion and analysis of financial and operating results” prior to filing with securities regulatory authorities and delivery to shareholders;

(k)	reviewing and discussing with management and the external auditors the Company’s critical accounting policies and practices, material alternative accounting treatments, significant accounting and reporting judgments, material written communications between the external auditor and management (including management representation letters and any schedule of unadjusted differences) and significant adjustments resulting from the audit or review;

(l)	reviewing and discussing with management the Company’s earnings press releases, as well as type of financial information and earnings guidance (if any) provided to analysts and ratings agencies;

(m)	reviewing and discussing such other relevant public disclosures containing financial information as the Committee may consider necessary or appropriate;

(n)	reviewing and discussing with management the disclosure controls relating to the Company’s public disclosure of financial information, including information extracted or derived from the financial statements, and periodically assess the adequacy of such procedures;

Internal Controls Over Financial Reporting

(o)	reviewing and discussing with management, the external auditors and the head of internal audit the effectiveness of the Company’s internal controls over financial reporting, including reviewing and discussing any significant deficiencies in the design or operation of internal controls, and any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting;

(p)	discussing the Company’s process with respect to risk assessment (including fraud risk), risk management and the Company’s major financial risks and financial reporting exposures, all as they relate to internal controls over financial reporting, and the steps management has taken to monitor and control such risks;

(q)	reviewing and discussing with management the Company’s Code of Business Conduct and Ethics and anti-fraud program and the actions taken to monitor and enforce compliance;

(r)	establishing procedures for:

(i)	the receipt, retention and treatment of complaints regarding accounting, internal controls or auditing matters; and

(ii)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting, internal controls or auditing matters;

Internal Audit

(s)	reviewing and discussing with management, the external auditors and the head of internal audit the responsibilities and effectiveness of the Company’s internal audit function, including reviewing the internal audit mandate, independence, organizational structure, internal audit plans and adequacy of resources, receiving periodic internal audit reports and meeting privately with the head of internal audit on a periodic basis;

(t)	approving in advance the retention and dismissal of the head of internal audit;

Other

(u)	meeting separately, periodically, with each of management, the head of internal audit and the external auditors;

(v)	reporting regularly to the Board;

(w)	reviewing and assessing its mandate and recommending any proposed changes to the Corporate Governance and Nominating Committee of the Board on an annual basis; and

(x)	evaluating the functioning of the Committee on an annual basis, including with reference to the discharge of its mandate, with the results to be reported to the Corporate Governance and Nominating Committee, which shall report to the Board.

Responsibilities of the Committee Chair

4. The fundamental responsibility of the Committee Chair is to be responsible for the management and effective performance of the Committee and provide leadership to the Committee in fulfilling its mandate and any other matters delegated to it by the Board. To that end, the Committee Chair’s responsibilities shall include:

(a)	working with the Chairman of the Board, the Chief Executive Officer and the Secretary to establish the frequency of Committee meetings and the agendas for meetings;

(b)	providing leadership to the Committee and presiding over Committee meetings;

(c)	facilitating the flow of information to and from the Committee and fostering an environment in which Committee members may ask questions and express their viewpoints;

(d)	reporting to the Board with respect to the significant activities of the Committee and any recommendations of the Committee;

(e)	leading the Committee in annually reviewing and assessing the adequacy of its mandate and evaluating its effectiveness in fulfilling its mandate; and

(f)	taking such other steps as are reasonably required to ensure that the Committee carries out its mandate.

Powers

5. The Committee shall have the authority, including approval of fees and other retention terms, to obtain advice and assistance from outside legal, accounting or other advisors in its sole discretion, at the expense of the Company, which shall provide adequate funding for such purposes. The Company shall also provide the Committee with adequate funding for the ordinary administrative expenses of the Committee. The Committee shall have unrestricted access to information, management, the external auditors and the head of internal audit, including private meetings, as it considers necessary or appropriate to discharge its duties and responsibilities. The Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee of the Committee.

Composition

6. The Committee shall be appointed by the Board annually and shall be comprised of a minimum of three directors. If an appointment of members of the Committee is not made as prescribed, the members shall continue as such until their successors are appointed.

7. All of the members of the Committee shall be directors whom the Board has determined are independent, taking into account the applicable rules and regulations of securities regulatory authorities and/or stock exchanges.

8. Each member of the Committee shall be “financially literate” and at least one member of the Committee shall have “accounting or related financial management expertise”1. At least one member of the Committee shall be an “audit committee financial expert”, as defined in the applicable rules and regulations of securities regulatory authorities and/or stock exchanges.

9. If a Committee member simultaneously serves on the audit committee of more than three public companies, the Board shall make a determination as to whether such service impairs the ability of such member to serve effectively on the Committee and disclose such determination in the Company’s annual proxy statement.

1	For purposes of this mandate, “financially literate” means the ability to read and understand a balance sheet, an income statement, a cash flow statement and the related notes that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, and “accounting or related financial management expertise” means the ability to analyze and interpret a full set of financial statements, including the related notes that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements.

Meetings

10. The Committee shall have a minimum of four meetings per year, to coincide with the Company’s financial reporting cycle. Additional meetings will be scheduled as considered necessary or appropriate, including to consider specific matters at the request of the external auditors or the head of internal audit.

11. The time and place of the meetings of the Committee, the calling of meetings and the procedure in all things at such meetings shall be determined by the Chairman of the Committee.

Composition of the Audit Committee

The Audit Committee is comprised entirely of independent directors (D.J. Carty, R.M. Franklin, D. Moyo and S.J. Shapiro). Dr. D. Moyo became a member of the Committee on May 2, 2012. There were five meetings of the Audit Committee in 2012. All of the members of the Committee attended all of the meetings held in 2012 while they were members.

All of the members of the Audit Committee are financially literate and at least one member has accounting or related financial management expertise. Barrick’s Board of Directors has determined that S.J. Shapiro, a member of the Audit Committee, is an “audit committee financial expert” as defined by SEC rules and is independent, as that term is defined by the New York Stock Exchange’s corporate governance standards applicable to Barrick.

The rules adopted by the SEC indicate that the designation of Mr. Shapiro as an audit committee financial expert will not deem him to be an “expert” for any purpose or impose any duties, obligations or liability on Mr. Shapiro that are greater than those imposed on members of the Audit Committee and Barrick’s Board of Directors who do not carry this designation. Other members of the Audit Committee are also experienced audit committee members and may qualify as “audit committee financial experts”; however, the Board of Directors has only made the specific determination in respect of Mr. Shapiro.

Participation on Other Audit Committees

The Company does not restrict the number of other audit committees on which members of its Audit Committee may serve. No member of the Audit Committee currently serves on the audit committee of more than three publicly-traded companies.

Audit Committee Pre-Approval Policies and Procedures

Barrick’s Audit Committee has adopted a pre-approval policy with respect to permitted non-audit services. Under this policy, subject to certain conditions, specified audit-related services, tax-related non-audit services, audit services and certain permitted non-audit services may be presented to the Audit Committee for pre-approval as a category of services on an annual or project basis. On a quarterly basis, management of Barrick is required to update the Audit Committee in respect of the actual amount of fees in comparison to the pre-approved estimate. Following the annual pre-approval, on an interim basis, management of Barrick is permitted to approve statutory, compliance and subsidiary audits and additional audit-related services and specified non-audit services, provided that the estimated fees for such services fall within specified dollar limits. Additional audit-related services and specified non-audit services that exceed the dollar thresholds and all additional non-audit services, including tax-related non-audit services, require the pre-approval of the Audit Committee (or if within a specified dollar threshold, the Committee Chairman).

External Auditor Service Fees

PricewaterhouseCoopers LLP are the auditors of Barrick’s Consolidated Financial Statements. The following PricewaterhouseCoopers LLP fees were incurred by Barrick in each of the years ended December 31, 2012 and 2011 for professional services rendered to Barrick:

Fees(1)	2012	2011
(amount in millions)

Audit Fees(2)	$10.0	$10.0
Audit-related Fees(3)	0.6	0.6
Tax Fees	1.1	1.1
All Other Fees	0.1	0.1

Total	$11.8	$11.8

(1)	The classification of fees is based on applicable Canadian securities laws and SEC definitions.
(2)	The audit fees remained consistent year over year.
(3)	In 2012, audit-related fees primarily related to fees paid for services in connection with the Company’s offering of debt securities of $0.2 million ($0.3 million in 2011) and services relating to required regulatory certifications of $0.2 million. Other audit related fees also included translation of financial information for regulatory filing purposes ($0.1 million).

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. Internal control over financial reporting is a framework designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with International Financial Reporting Standards. The Company’s internal control over financial reporting framework includes those policies and procedures that pertain to the preparation of financial information, including information contained in Barrick’s 2012 Annual Report and this Annual Information Form.

Disclosure controls and procedures form a broader framework designed to ensure that other financial and non-financial information disclosed publicly fairly presents in all material respects the financial condition, results of operations and cash flows of the company for the periods presented in the MD&A and Barrick’s Annual Report. Barrick’s disclosure controls and procedures framework includes processes designed to ensure that material information relating to Barrick, and its consolidated subsidiaries, is made known to management, including Barrick’s Chief Executive Officer and Chief Financial Officer, by others within those entities to allow timely decisions regarding required disclosure. Disclosure controls and procedures apply to various disclosures, including reports filed with securities regulatory agencies.

The management of Barrick, at the direction of our chief executive and financial officers, have evaluated the effectiveness of the design and operation of the internal controls over financial reporting (as defined in rules adopted by the SEC) and disclosure controls and procedures as at December 31, 2012. Based on that evaluation, Barrick’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s internal control over financial reporting and disclosure controls and procedures were effective as at December 31, 2012. For additional information as regards the effectiveness of internal control over financial reporting, see “Management’s Report on Internal Control over Financial Reporting” in Barrick’s 2012 Annual Report.

Together, the internal control over financial reporting and disclosure controls and procedures frameworks provide internal control over financial reporting and disclosure. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial statement preparation and financial reporting. Accordingly, Barrick’s management, including Barrick’s Chief Executive Officer and Chief Financial Officer, does not expect that Barrick’s internal control over financial reporting and disclosure will prevent or detect all misstatements or fraud. Further, projections of any evaluation of the effectiveness of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

Barrick will continue to monitor the effectiveness of its internal control over financial reporting and disclosure and may make modifications from time to time as considered necessary or desirable.

Barrick’s annual management report on internal control over financial reporting and the integrated audit report of Barrick’s auditors for the year ended December 31, 2012 will be included in Barrick’s 2012 Annual Report and its 2012 Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.

NON-GAAP FINANCIAL MEASURES

Total Cash Costs per ounce, C1 Cash Costs per pound, C3 Fully Allocated Costs per pound and All-In Sustaining Cash Costs per ounce

Total cash costs per ounce, C1 cash costs per pound, C3 fully allocated costs per pound and all-in sustaining cash costs per ounce are non-GAAP financial measures. Total cash costs per ounce measure include all costs absorbed into inventory, as well as royalties, and by-product credits, and exclude inventory purchase accounting adjustments, unrealized gains/losses from non-hedge currency and commodity contracts, and depreciation and accretion. The Company’s total cash costs exclude the impact of ore purchase agreements that have economic characteristics similar to a toll milling arrangement, as the cost of producing these ounces is not indicative of our normal production costs. Hence, the Company removes such costs from total cash costs. These measures also include the gross margin generated by the Barrick Energy business unit, which was acquired to mitigate Barrick’s exposure to oil prices as a credit against gold production costs. The presentation of these statistics in this manner allows the Company to monitor and manage those factors that impact production costs on a monthly basis. These measures are calculated by dividing the aggregate of the applicable costs by gold ounces or copper pounds sold. These measures are calculated on a consistent basis for the periods presented.

Starting in the first quarter of 2012, Barrick replaced the non-GAAP measure “total cash cost per pound” for its copper business with “C1 cash costs per pound”. The Company believes that this change will enable investors to better understand the performance of its global copper segment in comparison to other copper producers who present results on a similar basis. As part of this change, Barrick also introduced “C3 fully allocated costs per pound”. The primary difference between total cash costs and C1 cash costs is that royalties and non-routine charges are excluded from C1 cash costs as they are not direct production costs. C3 fully allocated costs per pound include C1 cash costs, depreciation, royalties, exploration and evaluation expense, administration expense and non-routine charges.

Beginning in 2013, Barrick is adopting an “all-in sustaining cash costs per ounce” measure. The Company believes that current operating measures commonly used in the gold industry do not capture all of the sustaining expenditures incurred in order to produce gold, and therefore they do not present a complete picture of a company’s operating performance or its ability to generate free cash flow from its current operations. Similarly, they do not reflect all of the expenditures that would be included in the valuation of a gold mining company. For these reasons, the Company is working with the members of the World Gold Council (“WGC”) to define an all-in sustaining cash costs measure that better represents the total costs associated with producing gold. Barrick believes this measure will better meet the needs of analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value.

The WGC project to define all-in sustaining cash costs is ongoing and a final standard is expected in the middle of 2013. The Company expects to conform our disclosure of all-in sustaining cash costs to the measure that is ultimately approved by the WGC. Barrick’s current definition of all-in sustaining cash costs commences with total cash costs and then adds sustaining capital expenditures, corporate general and administrative costs, mine site exploration and evaluation costs and environmental rehabilitation costs. This measure seeks to represent the total costs of producing gold from current operations, and therefore it does not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, interest costs or dividend payments. Consequently, this measure is not representative of all of the Company’s cash expenditures. In addition, our calculation of all-in sustaining cash costs does not include depreciation expense as it does not reflect the impact of expenditures incurred in prior periods. Therefore, it is not indicative of the Company’s overall profitability.

Barrick calculates total cash costs and all-in sustaining cash costs based on its equity interest in production from the Company’s mines. Barrick believes that using an equity interest presentation is a fairer, more accurate way to measure economic performance than using a consolidated basis. For mines where Barrick holds less than a 100% share in the production, the Company excludes the economic share of gold production attributable to the non-controlling interest. Consequently, the Company’s production and total cash costs statistics only reflect its equity share of production.

Total cash cost, C1 cash cost, C3 fully allocated costs and all-in sustaining cash costs are intended to provide additional information only and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following tables reconcile these non-GAAP measures to the most directly comparable IFRS measure.

Total Cash Costs per ounce, All-In Sustaining Cash Costs per ounce, C1 Cash Costs per pound

($ millions)	Gold			Copper			Oil & Gas			Total
For the years ended December 31	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010
Cost of Sales	$6,210	$5,169	$4,610	$1,279	$915	$407	$165	$156	$114	$7,654	$6,240	$5,131

Less: Depreciation	1,389	1,152	1,077	231	170	88	102	97	47	1,722	1,419	1,212

Cash costs of sales	$4,821	$4,017	$3,533	$1,048	$745	$319	$63	$59	$67	$5,932	$4,821	$3,919

($ millions)	Gold		Copper		Oil & Gas		Total
For the three months ended December 31	2012	2011	2012	2011	2012	2011	2012	2011
Cost of Sales	$1,771	$1,384	$418	$274	$40	$48	$2,229	$1,706

Less: Depreciation	421	312	66	61	24	29	511	402

Cash costs of sales	$1,350	$1,072	$352	$213	$16	$19	$1,718	$1,304

Reconciliation of Cost of Sales to Total Cash Costs per ounce

Gold

($ millions, except per ounce information in dollars)	For the years ended December 31			For the three months ended December 31
	2012	2011	2010	2012	2011
Cash cost of sales	$4,821	$4,017	$3,533	$1,350	$1,072

Cost of sales applicable to discontinued operations	—	—	10	—	—

Cost of sales applicable to non-controlling interests[1]	(168)	(171)	(97)	(44)	(45)

Cost of sales applicable to ore purchase arrangement	(161)	(126)	(104)	(42)	(26)

Other metal sales	(139)	(137)	(120)	(38)	(33)

Realized non-hedge gains/losses on fuel hedges	(9)	(5)	3	(19)	1

Treatment and refinement charges[2]	6	8	8	2	1

Impact of Barrick Energy	(90)	(118)	(56)	(25)	(32)

Total cash cost of sales	$4,260	$3,468	$3,177	$1,184	$938

Ounces sold – consolidated basis (000s ounces)	7,465	7,758	7,902	2,071	1,913

Ounces sold – non-controlling interest (000s ounces)[1]	(173)	(208)	(160)	(44)	(48)

Ounces sold – equity basis (000s ounces)	7,292	7,550	7,742	2,027	1,865

Total cash costs per ounce[3]	$584	$460	$409	$584	$505

[1]	Relates to interest in ABG held by outside shareholders.
[2]

In first quarter 2012, we amended the presentation of treatment and refinement charges incurred on concentrate sales in the consolidated financial statements. Previously, these charges were included in cost of sales and they are now deducted from revenues. We have amended this non-GAAP financial performance measure to reflect this change and therefore result in a measure that is consistent with prior periods.

[3]	Total cash costs per ounce may not calculate based on amounts presented in this table due to rounding.

Reconciliation of Total Cash Cost of Sales to All-In Sustaining Cash Costs per ounce

($ millions, except per ounce information in dollars)	For the years ended December 31			For the three months ended December 31
	2012	2011	2010	2012	2011
Total cash cost of sales	$4,260	$3,468	$3,177	$1,184	$938

General & administrative costs	373	314	311	111	82

Rehabilitation – accretion and amortization	147	134	111	38	40

Mine on-site exploration and evaluation costs	156	136	89	47	38

Mine development expenditures	833	750	561	233	173

Sustaining capital expenditures	1,129	876	785	356	265

All-in sustaining cash costs	$6,898	$5,678	$5,034	$1,969	$1,536

Ounces sold – consolidated basis (000s ounces)	7,465	7,758	7,902	2,071	1,913

Ounces sold – non-controlling interest (000s ounces)[1]	(173)	(208)	(160)	(44)	(48)

Ounces sold – equity basis (000s ounces)	7,292	7,550	7,742	2,027	1,865

All-in sustaining cash costs per ounce[2]	$945	$752	$649	$972	$826

[1]	Relates to interest in ABG held by outside shareholders.
[2]	All-in sustaining cash costs per ounce may not calculate based on amounts presented in this table due to rounding.

Reconciliation of Cost of Sales to C1 Cash Costs per pound

Copper

($ millions, except per pound information in dollars)	For the years ended December 31			For the three months ended December 31
	2012	2011	2010	2012	2011
Cost of sales	$1,048	$745	$319	$352	$213

Cost of sales applicable to discontinued operations	—	—	91	—	—

Treatment and refinement charges[1]	95	68	23	26	26

Less: royalties	(34)	(17)	(6)	(11)	(3)

Less: non-routine charges	(62)	(34)	—	(45)	29

Other metal sales	(1)	(3)	(6)	—	—

Other	(22)	—	—	(5)	—

C1 cash cost of sales	$1,024	$759	$421	$317	$265

Depreciation/amortization	231	170	88	66	61

Royalties	34	17	6	11	3

Non-routine charges	62	34	—	45	(29)

Exploration and evaluation	14	12	—	7	4

Administration costs	9	22	5	4	12

Other expense (income)	27	9	19	15	19

C3 fully allocated cost of sales	$1,401	$1,023	$539	$465	$335

Pounds sold – consolidated basis (millions pounds)	472	444	391	154	135

C1 cash cost per pound[2]	$2.17	$1.71	$1.08	$2.07	$1.96

C3 fully allocated cost per pound[2]	$2.97	$2.30	$1.38	$3.04	$2.47

[1]

In first quarter 2012, Barrick amended the presentation of treatment and refinement charges incurred on concentrate sales in the consolidated financial statements. Previously, these charges were included in cost of sales and they are now deducted from revenues. The Company has amended this non-GAAP financial performance measure to reflect this change and therefore result in a measure that is consistent with prior periods.

[2]	C1 cash costs per pound and C3 fully allocated costs per pound may not calculate based on amounts presented in this table due to rounding.

Realized Prices

Realized price is a non-GAAP financial measure which excludes from sales:

•	Unrealized gains and losses on non-hedge derivative contracts;

•	Unrealized mark-to-market gains and losses on provisional pricing from copper and gold sales contracts;

•	Sales attributable to ore purchase arrangements; and

•	Export duties.

This measure is intended to enable management to better understand the price realized in each reporting period for gold and copper sales because unrealized mark-to-market value of non-hedge gold and copper derivatives are subject to change each period due to changes in market factors such as market and forward gold and copper prices so that prices ultimately realized may differ from those recorded. The exclusion of such unrealized mark-to-market gains and losses from the presentation of this performance measure enables investors to understand performance based on the realized proceeds of selling gold and copper production.

The gains and losses on non-hedge derivatives and receivable balances relate to instruments/balances that mature in future periods, at which time the gains and losses will become realized. The amounts of these gains and losses reflect fair values based on market valuation assumptions at the end of each period and do not necessarily represent the amounts that will become realized on maturity. The Company also excludes export duties that are paid upon sale and netted against revenues. Barrick believes this provides investors and analysts with a more accurate measure with which to compare to market gold prices and to assess the Company’s gold sales performance. For those reasons, management believes that this measure provides a more accurate reflection of Barrick’s past performance and is a better indicator of its expected performance in future periods.

The realized price measure is intended to provide additional information, and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of sales as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable IFRS measure.

Reconciliation of Sales to Realized Price per ounce/per pound1

($ millions, except per ounce/pound information in dollars)	Gold			Copper
For the years ended December 31	2012	2011	2010	2012	2011	2010
Sales	$12,564	$12,255	$9,679	$1,689	$1,646	$1,033

Sales applicable to discontinued operations	—	—	43	—	—	244

Sales applicable to non-controlling interests	(288)	(329)	(206)	—	—	—

Sales attributable to ore purchase agreement	(174)	(137)	(111)	—	—	—

Realized non-hedge gold/copper derivative (losses) gains	—	43	26	(76)	(21)	30

Treatment and refinement charges[1]	6	8	8	95	68	23

Unrealized mark-to-market provincial price adjustment	—	—	(1)	—	—	—

Other	—	—	—	(22)	—	—

Export duties	65	73	68	—	—	—

Revenues – as adjusted	$12,173	$11,913	$9,506	$1,686	$1,693	$1,330

Ounces/pounds sold (000s ounces/millions pounds)	7,292	7,550	7,742	472	444	391

Realized gold/copper price per ounce/pound[2]	$1,669	$1,578	$1,228	$3.57	$3.82	$3.41

[1]

In the first quarter of 2012, Barrick amended the presentation of treatment and refinement charges incurred on concentrate sales in the consolidated financial statements. Previously, these charges were included in cost of sales and they are now deducted from revenues. The Company has amended this non-GAAP financial performance measure to reflect this change and therefore result in a measure that is consistent with prior periods.

[2]	Realized price per ounce/pound may not calculate based on amounts presented in this table due to rounding.

Adjusted Net Earnings (Adjusted Net Earnings per Share) and Adjusted Return on Equity

Adjusted net earnings is a non-GAAP financial measure which excludes the following from net earnings:

•	Significant tax adjustments not related to current period earnings;

•	Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments;

•	Gains/losses and other one-time costs relating to acquisitions/dispositions;

•	Foreign currency translation gains/losses;

•	Non-recurring restructuring costs;

•	Unrealized gains/losses on non- hedge derivative instruments; and

•	Change in the measurement of the PER as a result of changes in the discount rates for closed sites.

Barrick uses this measure internally to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating results. Barrick believes that adjusted net earnings allows investors and analysts to better evaluate the results of the underlying business of the Company. While the adjustments to net earnings in this measure include items that are recurring, management believes that adjusted net earnings is a useful measure of the Company’s performance because non-recurring tax adjustments; impairment charges, gains/losses and other one-time costs relating to asset acquisitions/dispositions and business combinations; and non-recurring restructuring charges do not reflect the underlying operating performance of Barrick’s core mining business and are not necessarily indicative of future operating results.

The Company also adjusts for changes in PER discount rates relating to Barrick’s closed sites as they are not related to day-to-day operations and not indicative of underlying results. Furthermore, foreign currency translation gains/losses and unrealized gains/losses from non-hedge derivatives are not necessarily reflective of the underlying operating results for the reporting periods presented.

As noted, the Company uses this measure for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect potential impairment charges, potential gains/losses on the acquisition/disposition of assets, foreign currency translation gains/losses, or unrealized gains/losses on non-hedge derivatives. Consequently, the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of Barrick’s core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business segments and a review of the non-GAAP measures used by mining industry analysts and other mining companies.

Barrick also presents adjusted return on equity as a measure which is calculated by dividing adjusted net earnings by average shareholders’ equity. Management believes this to be a useful indicator of the Company’s performance. Barrick uses adjusted net earnings to calculate the adjusted return on equity as management believes it is a useful measure of the Company’s underlying operating performance of its core mining business.

Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP measures to the most directly comparable IFRS measure.

Reconciliation of Net Earnings to Adjusted Net Earnings and Adjusted Return on Equity1

($ millions, except per share amounts in dollars)	For the years ended December 31			For the three months ended December 31
	2012	2011	2010	2012	2011
Net earnings/(losses)attributable to equity holders of the Company	($665)	$4,484	$3,582	($3,062)	$959

Significant tax adjustments not related to current period earnings	(83)	122	(4)	(42)	86

Impairment charges (reversals) related to intangibles, property, plant and equipment, and investments	4,425	165	(65)	4,161	153

Acquisition/disposition adjustments[2]	(13)	(165)	(62)	1	(6)

Foreign currency translation (gains)/losses	125	(5)	32	97	21

Restructuring costs	—	2	43	—	—

Acquisition related costs[3]	—	97	—	—	(18)

Changes in PER discount rate for closed sites	18	32	—	—	32

Other items	57	—	—	42	—

Unrealized (gains)/losses on non-hedge derivative instruments	(37)	(66)	(9)	(89)	(61)

Adjusted net earnings	$3,827	$4,666	$3,517	$1,108	$1,166

Net earnings/(losses) per share[4]	(0.66)	4.49	3.63	(3.06)	0.96

Adjusted net earnings per share[4]	$3.82	$4.67	$3.56	$1.11	$1.17

Average Shareholder’s Equity	$22,604	$21,418	$17,352	$23,509	$22,869

Adjusted return on equity[5]	17%	22%	20%	19%	20%

[1]	Amounts presented in this table are after-tax.
[2]

For the three month period ended December 31, 2011, includes gains on sale of assets. For the year ended December 31, 2011, includes gain on sale assets of $188 million, partially offset by a $23 million charge for the recognition of a liability for contingent consideration related to the acquisition of the additional 40% interest in our Cortez property.

[3]

Represents expensed transaction costs, fair value inventory purchase adjustments and realized foreign exchange losses relating to our economic hedge of the purchase price related to the Equinox acquisition.

[4]	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.
[5]	Calculated as annualized adjusted net earnings divided by average shareholders’ equity.

INTERESTS OF EXPERTS

PricewaterhouseCoopers LLP, the auditors of the Company, has advised the Company that it is independent of Barrick Gold Corporation in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario and has complied with the SEC’s rules on auditor independence.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and options to purchase securities is contained in the Company’s Management Information Circular and Proxy Statement dated March 18, 2013. As well, additional financial information is provided in the Company’s 2012 Annual Report, in the Company’s Consolidated Financial Statements (as prepared under IFRS) and Management’s Discussion and Analysis of Financial and Operating Results for the year ended December 31, 2012 (as prepared under IFRS), each of which is available electronically from SEDAR (www.sedar.com) and from EDGAR (www.sec.gov). Additional Information relating to Barrick is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.